SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               Nox

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements
as of September 30, 2012 and for the three-month periods
ended September 30, 2012 and 2011

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Legal address: Bolívar 108, 1st floor, Buenos Aires, Argentina.

Company activity: Real estate investment and development

Fiscal year No.: 70, beginning on July 1, 2012

Date of registration of the By-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: February 12, 2008.

Registration number with the Superintendence: 213,036

Expiration of the Company’s by-laws: April 5, 2043.

Common Stock subscribed, issued and paid up 578,676,460

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.)

Legal Address: Moreno 877, 23rd. floor, Buenos Aires, Argentina

Main activity: Agricultural, livestock, and real estate

Percentage of votes of the Parent Company on the equity: 64.50%

Capital stock: 373,267,973 common shares

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares (*)	Subscribed, Issued and Paid up Ps.
Common stock with a face value of Ps.1 per share and entitled to 1 vote each	578,676,460	578,676

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2012 and June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2012	June 30, 2012	July 1, 2011
ASSETS
Non-Current Assets
Investment properties, net	3,246,662	3,275,226	3,340,081
Property, plant and equipment, net	226,687	228,033	235,245
Trading properties	167,168	167,109	155,876
Intangible assets, net	28,831	29,389	31,900
Investments in associates and joint ventures	1,437,316	1,445,815	1,373,215
Deferred income tax assets	33,843	34,255	17,903
Trade and other receivables, net	225,905	196,372	165,009
Investment in financial assets	612,684	655,660	432,676
Derivative financial instruments	21,421	18,434	60,442
Total Non-Current Assets	6,000,517	6,050,293	5,812,347
Current Assets
Trading properties	10,027	9,714	26,115
Inventories	17,728	15,659	6,820
Investment in financial assets	535,286	475,877	419,995
Financial Assets at fair value through profits or loss	219,161	78,909	65,076
Cash and cash equivalents	281,342	259,169	301,559
Total Current Assets	1,063,544	839,328	819,565
TOTAL ASSETS	7,064,061	6,889,621	6,631,912

SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	578,676	578,676	578,676
Inflation adjustment of share capital	274,387	274,387	274,387
Other equity adjustments	(16,048)	(15,714)	-
Cumulative translation adjustment	24,992	14,502	-
Share premium	793,123	793,123	793,123
Reserve for share-based compensation	4,263	2,595	-
Legal reserve	71,136	71,136	57,031
Other reserves	419,783	419,783	391,262
Retained earnings	551,995	510,853	656,525
Equity attributable to equity holders of the parent	2,702,307	2,649,341	2,751,004
Non-controlling interest	391,659	390,428	331,609
TOTAL SHAREHOLDERS’ EQUITY	3,093,966	3,039,769	3,082,613

LIABILITIES
Non-Current Liabilities
Trade and other payables	194,525	166,656	149,355
Borrowings	2,018,394	2,048,397	1,725,272
Income tax liabilities	61,850	-	-
Deferred income tax liabilities	380,737	411,232	485,032
Provisions	18,312	17,823	12,881
Total Non-Current Liabilities	2,673,818	2,644,108	2,372,540
Current Liabilities
Trade and other payables	537,815	500,926	414,186
Income tax liabilities	78,755	104,869	57,791
Payroll and social security liabilities	35,765	39,607	34,089
Borrowings	636,792	557,896	667,587
Derivative financial instruments	1,572	-	-
Provisions	5,578	2,446	3,106
Total Current Liabilities	1,296,277	1,205,744	1,176,759
TOTAL LIABILITIES	3,970,095	3,849,852	3,549,299
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	7,064,061	6,889,621	6,631,912

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Income for the three-month periods ended September 30, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2012	September 30, 2011
Revenues	486,311	431,631
Costs	(243,142)	(203,602)
Gross Profit	243,169	228,029
Gain from disposal of investment properties	31,069	-
General and administrative expenses	(43,533)	(33,465)
Selling expenses	(23,637)	(16,592)
Other operating expense, net	(9,126)	(3,987)
Profit from Operations	197,942	173,985
Share of profit / (loss) of associates and joint ventures	16,696	(17,276)
Profit from Operations Before Financing and Taxation	214,638	156,709
Finance income	69,634	16,086
Finance cost	(197,837)	(299,980)
Financial results, net	(128,203)	(283,894)
Profit / (loss) Before Income Tax	86,435	(127,185)
Income tax expense	(35,625)	(20,677)
Profit / (loss) for the period	50,810	(147,862)

Attributable to:
Equity holders of the parent	41,142	(112,029)
Non-controlling interest	9,668	(35,833)

Profit / (loss) per share attributable to equity holders of the parent during the period:
Basic	0.071	(0.194)
Diluted	0.071	(0.194)

             The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the three-month periods ended September 30, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2012	September 30, 2011
Profit / (Loss) for the period	50,810	(147,862)
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:	-
Currency translation adjustment of associates and joint ventures	10,490	4,738
Other Comprehensive Income for the period, net of tax (i)	10,490	4,738
Total Comprehensive Income / (Loss) for the period	61,300	(143,124)

Attributable to:
Equity holders of the parent	51,632	(107,291)
Non-controlling interest	9,668	(35,833)

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity for the three-month periods ended
September 30, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation Adjustment of Share Capital	Share Premium	Reserve for acquisition of Non-controlling interest	Cumulative translation adjustment reserve	Reserve for share-based compensation	Legal reserve	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance at July 1, 2012	578,676	274,387	793,123	(15,714)	14,502	2,595	71,136	419,783	510,853	2,649,341	390,428	3,039,769
Profit for the period	-	-	-	-	-	-	-	-	41,142	41,142	9,668	50,810
Others comprehensive income for the period	-	-	-	-	10,490	-	-	-	-	10,490	-	10,490
Total comprehensive income for the period	-	-	-	-	10,490	-	-	-	41,142	51,632	9,668	61,300
Reserve for share-based compensation	-	-	-	-	-	1,668	-	-	-	1,668	61	1,729
Acquisition of non-controlling interest	-	-	-	(334)	-	-	-	-	-	(334)	-	(334)
Dividends distribution of subsidiaries	-	-	-	-	-	-	-	-	-	-	(10,215)	(10,215)
Capital Contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	1,717	1,717
Balance at September 30, 2012	578,676	274,387	793,123	(16,048)	24,992	4,263	71,136	419,783	551,995	2,702,307	391,659	3,093,966

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity for the three-month periods ended
September 30, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation Adjustment of Share Capital	Share Premium	Other equity adjustment	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance at July 1, 2011	578,676	274,387	793,123	-	-	-	57,031	391,262	656,525	2,751,004	331,609	3,082,613
Loss of the period	-	-	-	-	-	-	-	-	(112,029)	(112,029)	(35,833)	(147,862)
Other comprehensive income for the period	-	-	-	-	4,738	-	-	-	-	4,738	-	4.738
Total comprehensive income for the period	-	-	-	-	4,738	-	-	-	(112,029)	(107,291)	(35,833)	(143,124)
Other equity adjustment	-	-	-	(15,311)	-	-	-	-	-	(15,311)	-	(15,311)
Capital reduction	-	-	-	-	-	-	-	-	-	-	(495)	(495)
Reserve for share-based compensation	-	-	-	-	-	1,711	-	-	-	1,711	62	1,773
Balance at September 30, 2011	578,676	274,387	793,123	(15,311)	4,738	1,711	57,031	391,262	544,496	2,630,113	295,343	2,925,456

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2012	September 30, 2011
Cash flows from operating activities:
Cash generated from operations	272,039	208,153
Income tax paid	(25,931)	(8,931)
Net cash generated from operating activities	246,108	199,222
Cash Flows from investing activities:
Capital contributions in associates and joint ventures		-
Purchases of associates and joint ventures	(7,570)	(1,538)
Purchases of investment properties	(36,767)	(12,378)
Proceeds from sale of investment properties	53,299	-
Purchases of property, plant and equipment	(5,832)	(3,256)
Purchases of intangible assets	(253)	(608)
Purchases in financial assets at fair value through profit or loss	(102,855)	(30,288)
Proceeds from sale of financial assets at fair value through profit or loss	46,433	-
Advanced payments for purchases of associates	(23,485)	-
Loans granted to associates and joint ventures	-	(109,459)
Dividends received	4,953	2,929
Net cash used in investing activities	(72,077)	(154,598)
Cash flows from financing activities:
Proceeds from borrowings	24,624	72,975
Repayments of borrowings	(80,266)	(50,072)
Payment of seller financing	(2,000)	(9,821)
Acquisition of non-controlling interest in subsidiaries	-	(7,363)
Dividends paid	(48,899)	-
Capital contribution of non-controlling interest	1,717	3,036
Interest paid	(96,116)	(79,587)
Loans from Associates and Joint Ventures	47,181	-
Net cash used in financing activities	(153,759)	(70,832)

Net increase in cash and cash equivalents	20,272	(26,208)
Cash and cash equivalents at beginning of period .	259,169	301,559
Foreign exchange gain on cash and cash equivalents	1,901	646
Cash and cash equivalents at end of period	281,342	275,997

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	The Group’s business and general information

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “the Company”) was founded in 1943 engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

As of September 30, 2012, the Group operates in six business segments. See Note 5 for a description of the Group’s segments.

The Group’s real estate business operations are conducted primarily through IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA, the Group primarily owns, manages and develops shopping centers across Argentina. The Group primarily owns, manages and develops a portfolio of office and other rental properties in Buenos Aires, the capital of Argentina. Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

The Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where IRSA has a 30.51% interst. BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange (“BASE”). Besides that, APSA has a 11.54 % interest in Tarshop S.A (“Tarshop”) which main activities are credit card and loan origination transactions.

In 2009, IRSA entered into the US real estate market, mainly through the acquisition of non-controlling interests in US assets, primarily office properties and hotel investments.

IRSA’s shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”). APSA’s shares are listed and traded on both the BASE and the National Association of Securities Dealers Automated Quotation (“NASDAQ”).

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These consolidated financial statements have been approved for issue by the Board of Directors on November 19, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”)

2.1	Basis of preparation and transition to IFRS

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which adopt the IFRS, issued by the International Accounting Standards Board (IASB), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Group is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being the current financial statements the first interim financial statements prepared under IFRS as published by the IASB. Consequently, the Group’s transition date for the adoption of IFRS is July 1, 2011.

The Unaudited Condensed Interim Consolidated Financial Statements of the Group for the three-month periods ended September 30, 2012 and 2011 have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with the accounting policies that the Group expects to adopt in its annual consolidated financial statements as of June 30, 2013. The accounting policies are based on IFRS issued by the IASB and the interpretations issued by the IFRS Interpretation Committee (“IFRIC”) that the Group expects to become applicable on such date.

The consolidated financial statements of the Group were prepared in accordance with the Argentine accounting standards (“Argentine GAAP”) in force, which differ from IFRS in some areas. To prepare these Unaudited Condensed Interim Consolidated Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine GAAP in order to comply with the IFRS.

Comparative figures and figures as of the transition date (July 1, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity figures of consolidated financial statements prepared in accordance with the Argentine GAAP on the transition date (July 1, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (September 30, 2011) and the statements of income and other comprehensive income figures for the fiscal year ended June 30, 2012 and for the three-month period ended September 30, 2011, and those presented in accordance with the IFRS in these condensed consolidated interim financial statements, as well as the effects of the adjustments to cash flow.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual financial statements of the Group as of June 30, 2012 prepared in accordance with Argentine GAAP in force. Exhibit I present additional information as of June 30, 2012 and July 1, 2011 under IFRS which is considered necessary to understand these condensed interim consolidated financial statements. The figures corresponding to the unaudited statement of financial position, the statement of income, the statement of changes in shareholders’ equity, and the statement of cash flows under IFRS for the fiscal year ended June 30, 2012, and the figures of the statement of financial position as of July 1, 2011 are detailed in Note 2.3 to these Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in Argentine Pesos.

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the Argentine Federation of Professional Councils of Economic Science (as per its Spanish acronym “FACPCE”) and Resolutions of the CNV. IAS 1 “Presentation of Financial Statements” requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRS has resulted in the Group changing the format of its statement of income, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2	Initial elections upon adoption of IFRS

IFRS exemption options

As a general rule, the Group is required to establish its IFRS accounting policies for the year ended June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions afforded by IFRS 1 “First-time adoption of International Financial Reporting Standards” as further described below:

Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, “Business combinations”, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Group elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exemption for deemed cost

IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The Group elected to measure certain items of property, plant and equipment and investment property at price-adjusted values as at July 1, 2011.

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Group adopted a cost-based policy for all of its assets. As such, the Group used the previous fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment property and property, plant and equipment (primarily shopping centers, office buildings and hotels) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16, “Property, plant and equipment”.

Exemption for accumulated exchange differences

The IFRS 1 allows accumulated exchange differences to be reset to zero on the transition date, thus avoiding the determination of accumulated exchange differences pursuant to IAS 21 “Effects of changes in foreign exchange rates” from the moment a subsidiary or associate was created or acquired. The Group chose to reset all accumulated exchange differences to zero on the transition date.

Exemption for compound financial instruments

IFRS 1 provides that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Group elected not to restate convertible debt instruments that were not outstanding at the date of transition.

Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at transition date under previous GAAP. The Group elected to apply the provisions of IAS 23 “Borrowing costs” prospectively from the date of transition.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exemption for assets and liabilities of subsidiaries

In accordance with IFRS 1, if a parent company adopts IFRS subsequent to its subsidiary, associate or joint venture adopting IFRS, the assets and liabilities of the subsidiary, associate or joint venture are to be included in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes for the Group’s accounting policies upon consolidation, as applicable. The Group’s associate, Tarshop S.A., adopted IFRS in December 31, 2011.

The group has not used other optional exemptions of IFRS 1.

IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Argentine GAAP to IFRS.

Exemption for estimates

IFRS estimates as at July 1, 2011 are consistent with the estimates as at the same date made in conformity with Argentine GAAP. Therefore the estimates made by the Group under previous GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Exemption for non-controlling interests

IFRS 1 establishes that an entity must apply the requirements IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under previous GAAP, the Group accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income. The Group did not restate these acquisitions prior to transition date.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS 1 establishes that an entity must apply the requirements of IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Company recognized any non-controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Group.

2.3	Reconciliations of Argentine GAAP to IFRS

In accordance with the requirements of Technical Resolution No. 26 and 29 of the FACPCE, set out below are the reconciliations of shareholders’ equity from Argentine GAAP to IFRS at June 30, 2012, at September 30, 2011 and July 1, 2011, and the reconciliations of income, comprehensive income and cash flows for the year ended June 30, 2012 and for the three-month period ended September 30, 2011.  The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the annual financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued. The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

The first reconciliation provides an overview of the impact on equity of the transition at July 1, 2011, at September 30, 2011 and June 30, 2012 (Note 2.3.1). The following reconciliations provide details of the impact of the transition on:

•	Shareholders’ equity at July 1, 2011 (Note 2.3.2)
•	Shareholders’ equity at September 30, 2011 (Note 2.3.3)
•	Shareholders’ equity at June 30, 2012 (Note 2.3.4)
•	Statement of income for the three-month periods ended September 30, 2011 (Note 2.3.5)
•	Statement of income for the fiscal year ended June 30, 2012 (Note 2.3.6)
•	Statement of comprehensive income for the three-month periods ended September 30, 2011 (Note 2.3.7)
•	Statement of comprehensive income for the fiscal year ended June 30, 2012 (Note 2.3.8)
•	Statement of cash flows for the three-month period ended September 30, 2011 and for the fiscal year ended June 30, 2012 (Note 2.3.9).

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.1.	Summary of equity

		July 1, 2011	September 30, 2011	June 30, 2012
Total shareholders’ equity under Argentine GAAP attributable to IRSA		2,313,687	2,337,597	2,335,279
Revenue recognition – “scheduled rent increases”	B	51,991	58,613	78,479
Revenue recognition – “letting fees”	C	(35,447)	(38,137)	(44,446)
Trading properties	D	(29,315)	(15,724)	(18,946)
Pre-operating and organization expenses	E	(22,002)	(20,252)	(22,083)
Goodwill	F,G	425,839	418,722	406,526
Long-term investments – financial assets	H	151,411	19,296	138,204
Initial direct costs on operating leases	I	698	839	946
Tenant deposits	J	114	163	329
Impairment of financial assets	K	(2,088)	(2,159)	(519)
Present value accounting – tax credits	L	11,231	7,973	5,917
Investment properties	M	-	(8,095)	-
Investments in associates	N	(56,224)	(83,396)	(152,163)
Investments in joint ventures	O	(16,716)	(16,203)	(11,219)
Acquisition of non-controlling interest	P	-	(14,575)	(15,178)
Amortization of transaction costs on borrowings	Q	110	180	123
Deferred income tax	S	(15,748)	(19,029)	(24,409)
Non- controlling interest on adjustments above	T	(26,537)	4,300	(27,499)
Subtotal shareholders’ equity under IFRS attributable to IRSA		2,751,004	2,630,113	2,649,341
Non-controlling interest		331,609	295,343	390,428
Total shareholders’ equity under IFRS		3,082,613	2,925,456	3,039,769

2.3.1.	Summary of profit / (loss)

		September 30, 2011	June 30, 2012
Profit under Argentine GAAP attributable to IRSA		5,693	280,081
Revenue recognition – “scheduled rent increases”	B	6,622	26,488
Revenue recognition – “letting fees”	C	(2,691)	(8,999)
Trading properties	D	21,378	10,369
Pre-operating and organization expenses	E	1,772	(81)
Goodwill	F,G	(5,125)	(19,398)
Long-term investments – financial assets	H	(131,697)	(13,207)
Initial direct costs on operating leases	I	141	248
Tenant deposits	J	49	215
Impairment of financial assets	K	(71)	1,569
Present value accounting – tax credits	L	(3,294)	(5,314)
Investment properties	M	(8,095)	-
Investments in associates	N	(26,008)	(89,858)
Investments in joint ventures	O	(91)	5,497
Acquisition of non-controlling interest	P	-	1,245
Amortization of transaction costs on borrowings	Q	70	13
Foreign currency translation	R	3,532	32,518
Deferred income tax	S	(3,513)	(9,205)
Non- controlling interest on adjustments above	T	29,299	(8,290)
(Loss) / Profit under Argentine GAAP attributable to IRSA		(112,029)	203,891
Non-controlling interest		(35,833)	20,785
(Loss) / Profit under IFRS		(147,862)	224,676

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.1.	Summary of other comprehensive income

		September 30, 2011	June 30, 2012
Other comprehensive income under Argentine GAAP attributable to IRSA		9,898	45,851
Goodwill	F,G	1,565	85
Investments in associates	N	(677)	(6,082)
Currency translation adjustment	R	(7,737)	(32,518)
Deferred income tax	S	180	544
Non- controlling interest on adjustment above	T	1,509	8,430
Other comprehensive income under IFRS attributable to IRSA		4,738	16,310
Other comprehensive income under IFRS		4,738	16,310

2.3.2.	Reconciliation of shareholders’ equity at July 1, 2011

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Reclassifications III	Measurement adjustments IV	IFRS balances V
ASSETS
Non-Current Assets
Investment properties, net	-	-	3,339,383	698	3,340,081
Property, plant and equipment, net	3,405,980	(70,068)	(3,100,667)	-	235,245
Trading properties	-	-	164,091	(8,215)	155,876
Intangible assets, net	51,147	(73)	1,924	(21,098)	31,900
Inventories	89,441	(59)	(89,382)	-	-
Investments in associates and joint ventures	1,209,808	210,393	(1,797)	(45,189)	1,373,215
Other investments	675,756	(64,608)	(611,148)	-	-
Deferred tax income assets	18,678	(775)	-	-	17,903
Trade and other receivables, net	145,248	(18,425)	-	38,186	165,009
Derivative financial instruments	60,442	-	-	-	60,442
Investments in financial assets	-	-	281,265	151,411	432,676
Negative Goodwill	(398,075)	-	-	398,075	-
Total Non-Current Assets	5,258,425	56,385	(16,331)	513,868	5,812,347
Current Assets
Trading property	-	-	48,120	(22,005)	26,115
Inventories	262,660	(209,458)	(46,382)	-	6,820
Trade and other receivables, net	404,167	(21,715)	14,593	22,950	419,995
Investments in financial assets	62,678	-	2,398	-	65,076
Cash and cash equivalents	309,659	(10,717)	2,617	-	301,559
Other investments	6,016	(1,001)	(5,015)	-	-
Total Current Assets	1,045,180	(242,891)	16,331	945	819,565
TOTAL ASSETS	6,303,605	(186,506)	-	514,813	6,631,912

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.2.	Reconciliation of shareholders’ equity at July 1, 2011 (Continued)

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Reclassifications III	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent company
Share capital	578,676	-	-	-	578,676
Inflation adjustment of share capital	274,387	-	-	-	274,387
Share premium	793,123	-	-	-	793,123
Legal reserve	57,031	-	-	-	57,031
Other reserves	391,262	-	-	-	391,262
Cumulative translation adjustment	34,124	-	-	(34,124)	-
Retained earnings	185,084	-	-	471,441	656,525
Equity attributable to equity holders of the parent company	2,313,687	-	-	437,317	2,751,004
Non-controlling interest	304,932	-	-	26,677	331,609
TOTAL SHAREHOLDERS’ EQUITY	2,618,619	-	-	463,994	3,082,613

LIABILITIES
Non-Current Liabilities
Trade and other payables	132,565	(488)	-	17,278	149,355
Borrowings	1,756,919	(31,647)	-	-	1,725,272
Deferred income tax liabilities	476,864	(7,580)	-	15,748	485,032
Provisions	12,881	-	-	-	12,881
Total Non-Current Liabilities	2,379,229	(39,715)	-	33,026	2,372,540
Current Liabilities			-
Trade and other payables	525,242	(128,959)	-	17,903	414,186
Income tax liabilities	57,791	-	-	-	57,791
Payroll and social security liabilities	35,792	(1,703)	-	-	34,089
Borrowings	683,813	(16,116)	-	(110)	667,587
Provisions	3,119	(13)	-	-	3,106
Total Current Liabilities	1,305,757	(146,791)	-	17,793	1,176,759
TOTAL LIABILITIES	3,684,986	(186,506)	-	50,819	3,549,299
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	6,303,605	(186,506)	-	514,813	6,631,912

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.3.	Reconciliation of shareholders’ equity at September 30, 2011 (Continued)

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Reclassifications III	Measurement adjustments IV	IFRS balances V
ASSETS
Non-Current Assets
Investment properties, net	-	-	3,319,447	(7,257)	3,312,190
Property, plant and equipment, net	3,384,461	(81,575)	(3,066,536)	-	236,350
Trading properties	-	-	164,638	(7,164)	157,474
Intangible assets, net	70,862	(6,196)	2,230	(34,734)	32,162
Inventories	90,425	(76)	(90,349)	-	-
Investments in associates and joint ventures	1,223,954	228,932	134	(74,426)	1,378,594
Other investments	682,687	(64,701)	(617,986)	-	-
Deferred tax income assets	41,667	(8,467)	-	(11,445)	21,755
Trade and other receivables, net	145,936	(17,425)	-	38,642	167,153
Investments in financial assets	-	-	286,473	19,714	306,187
Negative Goodwill	(392,859)	-	-	392,859	-
Total Non-Current Assets	5,247,133	50,492	(1,949)	316,189	5,611,865
Current Assets
Trading properties	-	-	27,831	(8,561)	19,270
Inventories	241,860	(196,071)	(38,410)	-	7,379
Trade and other receivables, net	519,076	(25,416)	12,528	25,906	532,094
Derivative financial instruments	22,051	-	-	-	22,051
Investments in financial assets	61,853	-	19,489	-	81,342
Cash and cash equivalents	289,084	(13,087)	-	-	275,997
Other investments	19,489	-	(19,489)	-	-
Total Current Assets	1,153,413	(234,574)	1,949	17,345	938,133
TOTAL ASSETS	6,400,546	(184,082)	-	333,534	6,549,998

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.3.	Reconciliation of shareholders’ equity at September 30, 2011 (Continued)

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Reclassifications III	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent company
Share capital	578,676	-	-	-	578,676
Inflation adjustment of share capital	274,387	-	-	-	274,387
Share premium	793,123	-	-	-	793,123
Acquisition of non-controlling interest	-	-	-	(15,311)	(15,311)
Legal reserve	57,031	-	-	-	57,031
Other reserves	391,262	-	-	-	391,262
Reserve for share based payments	1,711	-	-	-	1,711
Retained earnings	197,385	-	-	347,111	544,496
Cumulative translation adjustment	44,022	-	-	(39,284)	4,738
Equity attributable to equity holders of the parent company	2,337,597	-	-	292,516	2,630,113
Non-controlling interest	299,643	-	-	(4,300)	295,343
TOTAL SHAREHOLDERS’ EQUITY	2,637,240	-	-	286,216	2,925,456

LIABILITIES
Non-Current Liabilities
Trade and other payables	180,099	(1,308)	-	19,501	198,292
Derivative Financial instruments	1,222	-	-	-	1,222
Deferred Income tax	463,827	(10,839)	-	7,585	460,573
Borrowings	1,813,000	(32,379)	-	-	1,780,621
Provisions	12,961	(13)	-	-	12,948
Total Non-Current Liabilities	2,471,109	(44,539)	-	27,086	2,453,656
Current Liabilities
Trade and other payables	505,441	(121,164)	-	18,569	402,846
Income tax liabilities	57,718	(90)	-	-	57,628
Borrowings	696,559	(17,407)	-	(181)	678,971
Payroll and social security liabilities	26,926	(882)	-	-	26,044
Provisions	5,554	-	-	-	5,554
Total Current Liabilities	1,292,198	(139,543)	-	18,388	1,171,043
TOTAL LIABILITIES	3,763,307	(184,082)	-	45,474	3,624,699
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	6,400,547	(184,082)	-	333,535	6,549,999

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of Preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.4.	Reconciliation of shareholders’ equity at June 30, 2012 (Continued)

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Reclassifications III	Measurement adjustments IV	IFRS balances V
ASSETS
Non-Current Assets
Investment properties, net	-	-	3,274,280	946	3,275,226
Property, plant and equipment, net	3,319,798	(88,717)	(3,003,048)	-	228,033
Trading properties	-	-	180,433	(13,324)	167,109
Intangible assets, net	71,157	(2,113)	2,475	(42,130)	29,389
Inventories	97,221	(107)	(97,114)	-	-
Investments in associates and joint ventures	1,342,337	239,177	-	(135,699)	1,445,815
Other investments	978,672	(64,700)	(913,972)	-	-
Deferred tax assets	30,104	(12,104)	-	16,255	34,255
Trade and other receivables, net	175,689	(28,987)	-	49,670	196,372
Investments	-	-	-		-
Investments in financial assets	-	-	517,456	138,204	655,660
Derivative financial instruments	-	-	18,434	-	18,434
Negative Goodwill	(377,463)	-	-	377,463	-
Total Non-Current Assets	5,637,515	42,449	(21,056)	391,385	6,050,293
Current Assets
Trading properties	-	-	11,177	(1,463)	9,714
Inventories	140,018	(113,182)	(11,177)	-	15,659
Trade and other receivables, net	442,392	(22,707)	21,056	35,136	475,877
Investments in financial assets	76,546	(18,591)	20,954	-	78,909
Cash and cash equivalents	283,140	(23,971)	-	-	259,169
Other investments	20,954	-	(20,954)	-	-
Total Current Assets	963,050	(178,451)	21,056	33,673	839,328
TOTAL ASSETS	6,600,565	(136,002)	-	425,058	6,889,621

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.4.	Reconciliation of shareholders’ equity at June 30, 2012 (Continued)

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Presentation reclassifications III	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	578,676	-	-	-	578,676
Inflation adjustment of share capital	274,387	-	-	-	274,387
Share premium	793,123	-	-	-	793,123
Cumulative translation adjustment	79,975	-	-	(65,473)	14,502
Reserve for share-based compensation	2,595	-	-	-	2,595
Acquisition of non-controlling interest	-	-	-	(15,714)	(15,714)
Legal reserve	71,136	-	-	-	71,136
Other reserves	419,783	-	-	-	419,783
Retained earnings	115,604	-	-	395,249	510,853
Equity attributable to equity holders of the parent	2,335,279	-	-	314,062	2,649,341
Non-controlling interest	362,929	-	-	27,499	390,428
TOTAL SHAREHOLDERS’ EQUITY	2,698,208	-	-	341,561	3,039,769

LIABILITIES
Non-Current Liabilities
Trade and other payables	149,923	(4,576)	-	21,309	166,656
Borrowings	2,065,826	(17,429)	-	-	2,048,397
Deferred income tax liabilities	388,318	(12,880)	-	35,794	411,232
Provisions	17,823	-	-	-	17,823
Total Non-Current Liabilities	2,621,890	(34,885)	-	57,103	2,644,108
Current Liabilities
Trade and other payables	556,775	(82,366)	-	26,517	500,926
Income tax liabilities	104,873	(4)	-	-	104,869
Payroll and social security liabilities	40,686	(1,079)	-	-	39,607
Borrowings	575,687	(17,668)	-	(123)	557,896
Provisions	2,446	-	-	-	2,446
Total Current Liabilities	1,280,467	(101,117)	-	26,394	1,205,744
TOTAL LIABILITIES	3,902,357	(136,002)	-	83,497	3,849,852
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,600,565	(136,002)	-	425,058	6,889,621

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.5.	Reconciliation of statement of income for the three-month period ended September 30, 2011

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Reclassifications III	Measurement adjustments IV	IFRS balances V
Revenues	343,725	(28,122)	111,856	4,172	431,631
Costs	(134,676)	24,949	(111,856)	17,981	(203,602)
Gross Profit / (Loss)	209,049	(3,173)	-	22,153	228,029
General and administrative expenses	(39,672)	1,151	5,056	-	(33,465)
Selling expenses	(19,874)	3,212	-	70	(16,592)
Other operating income, net	(4,447)	24	-	436	(3,987)
Gain from recognition of assets at net realizable value	13,648	(2,927)	-	(10,721)	-
Profit from Operations	158,704	(1,713)	5,056	11,938	173,985
Share of profit / (loss) of associates and joint ventures	11,476	(971)	(2,807)	(24,974)	(17,276)
Profit from Operations Before Financing and Taxation	170,180	(2,684)	2,249	(13,036)	156,709
Finance income	(12,127)	(1,262)	2,807	26,668	16,086
Finance costs	(139,089)	2,761	(5,056)	(158,596)	(299,980)
Financial results, net	(151,216)	1,499	(2,249)	(131,928)	(283,894)
Amortization of goodwill, net	5,194	-	-	(5,194)	-
Profit / (Loss) from Operations Before Financing and Taxation	24,158	(1,185)	-	(150,158)	(127,185)
Income tax expense	(18,350)	1,185	-	(3,512)	(20,677)
Profit / (Loss) for the Period	5,808	-	-	(153,670)	(147,862)

Attributable to:
Equity holders of the parent	12,341	-	-	(124,370)	(112,029)
Non-controlling interest	(6,533)	-	-	(29,300)	(35,833)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.6.	Reconciliation of statement of income for the year ended June 30, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Reclassifications III	Measurement adjustments IV	IFRS balances V
Revenues	1,571,440	(136,535)	351,992	13,385	1,800,282
Costs	(575,447)	124,700	(444,148)	27,551	(867,344)
Gross Profit	995,993	(11,835)	(92,156)	40,936	932,938
Gain on the sale of investment properties	-	-	92,156	24,533	116,689
General and administrative expenses	(182, 369)	5,043	-	-	(177,326)
Selling expenses	(99,201)	12,859	-	1,569	(84,773)
Gain from recognition of assets at net realizable value	42,817	(5,914)	-	(36,903)	-
Other operating income, net	-	-	(27,496)	(3,251)	(30,747)
Profit from Operations	757,240	153	(27,496)	26,884	756,781
Share of profit / (loss) of associates and joint ventures	115,819	(8,697)	(13,711)	(81,751)	11,660
Profit from Operations Before Financing and Taxation	873,059	(8,544)	(41,207)	(54,867)	768,441
Amortization of goodwill, net	18,145	-		(18,145)	-
Finance income	64,287	(7,346)	13,711	26,287	96,939
Finance costs	(529,632)	13,135	-	(13,194)	(529,691)
Financial results, net	(465,345)	5,789	13,711	13,093	(432,752)
Other (expenses) / income, net	(29,376)	1,880	27,496	-	-
Profit Before Income Tax	396,483	(875)	-	(59,919)	335,689
Income tax expense	(102,682)	875	-	(9,206)	(111,013)
Profit for the year	293,801	-	-	(69,125)	224,676

Attributable to:
Equity holders of the parent	280,082	-	-	(76,191)	203,891
Non-controlling interest	13,719	-	-	7,066	20,785

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.7.	Reconciliation of comprehensive income for the three-month period ended September 30, 2011

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Reclassifications III	Measurement adjustments IV	IFRS balances V
Profit / (Loss) for the Period	5,808	-	-	(153,670)	(147,862)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	44,022	-	-	(39,284)	4,738
Other comprehensive income for the period	44,022	-	-	(39,284)	4,738
Total comprehensive income for the period	49,830	-	-	(192,954)	(143,124)

Attributable to:
Equity holders of the parent	56,363	-	-	(163,654)	(107,291)
Non-controlling interest	(6,533)	-	-	(29,300)	(35,833)

2.3.8.	Reconciliation of comprehensive income for the year ended June 30, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Reclassifications III	Measurement adjustments IV	IFRS balances V
Gross Profit / (Loss)	293,801	-	-	(69,125)	224,676
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	45,851	-	-	(31,349)	14,502
Other comprehensive income for the year	45,851	-	-	(31,349)	14,502
Total Other comprehensive income for the year	339,652	-	-	(100,474)	239,178

Attributable to:
Equity holders of the parent	280,081	-	-	(76,190)	203,891
Non-controlling interest	59,571	-	-	(24,284)	35,287

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.9.	Reconciliation of cash flows for the three-months periods ended September 30, 2011 and for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Group has made the following reclassification between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

(a)	Operating activities

	September 30, 2011	June 30, 2012
Cash generated from operating activities under Argentine GAAP	200,663	878,600
Sales of property, plant and equipment	-	(132,941)
Deconsolidation of joint ventures	(795)	(40,093)
Foreign Exchange (Gain) / Loss in cash and cash equivalents	(646)	5,361
Cash generated from operating activities under IFRS	199,222	710,927

(b)	Investing activities

	September 30, 2011	June 30, 2012
Cash used in investing activities under Argentine GAAP	(160,456)	(402,324)
Acquisition of non-controlling interest in subsidiaries	7,363	8,054
Sales of property, plant and equipment	-	132,941
Deconsolidation of joint ventures	(1,505)	6,126
Cash used in investing activities under IFRS	(154,598)	(255,203)

(c)	Financing activities

	September 30, 2011	June 30, 2012
Cash used in financing activities under Argentine GAAP	(63,397)	(505,410)
Acquisition of non-controlling interest in subsidiaries	(7,363)	(8,054)
Deconsolidation of joint ventures	(72)	20,858
Cash used in financing activities under IFRS	(70,832)	(492,606)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(d)	Net increase / (decrease) in cash and cash equivalents

	September 30, 2011	June 30, 2012
Net decrease in cash and cash equivalents under Argentine GAAP	(23,190)	(29,134)
Foreign exchange (gain) / loss on cash and cash equivalents	(646)	5,361
Deconsolidation of joint ventures	(2,372)	(13,109)
Net decrease in cash and cash equivalents under IFRS	(26,208)	(36,882)

2.3.10.	Explanation of the transition to IFRS

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous historical Argentine GAAP accounting policies and the current IFRS accounting policies applied by the Group. Only the differences having an impact on the Group are explained below. The following is not a complete summary of all of the differences between Argentine GAAP and IFRS. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the reconciliations above, which reflect the quantitative impacts from each change.

Column I in the tables on previous pages represents Argentine GAAP balances prior to transition as published in the latest Group’s Argentine GAAP financial statements as of and for the year ended June 20, 3012 compared to transition date (July 1, 2011), and in the Company’s Argentine GAAP financial statements for the three-month period ended September 30, 2011. However, certain reclassifications and/or groupings have already been made in Column I to avoid lengthy explanations of certain format changes introduced in these first IFRS financial statements. The following changes have been made to the previous Argentine GAAP statement of financial position in Column I:

(1)	The line items “Trade receivables” and “Other receivables” have been grouped into the new line item “Trade and other receivables”.

(2)
The line items “Trade payables”, “Customer advances”, “Taxes payable” and “Other liabilities” have been also grouped into the new line item “Trade and other payables”, with the exception of income tax payable and deferred income tax which have been shown separately.

(3)	Goodwill which was previously disclosed separately offsetting negative goodwill has been included as part of “Intangible assets”.

(4)	Cash equivalents previously disclosed as part of the line item current investments have been grouped together with cash and banks, in the line named “Cash and cash equivalents”.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(5)
Derivative financial instruments which were previously included as part of the non-current line items “Other receivables”, “Other payables” and/ or “Investments” have been disclosed as separate assets or liabilities as appropriate.

(6)	Investments in associates previously included as part of “Non-current investments” have been separately disclosed in the new line item “Investments in associates and joint ventures”.

(7)
The portion of equity in a subsidiary not attributable directly or indirectly to a parent is known as “Minority interest” and is classified as a separate component between the liability and equity sections of the statement of financial position (mezzanine section). IFRS 10 “Consolidated financial statements” specifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. The Group has non-controlling interest in more than one subsidiary. Accordingly, the Group aggregated its various non-controlling interests on the consolidated statements, renamed them as “Non-controlling interest” and reclassified the aggregated amount from the mezzanine section to shareholders’ equity at transition date.

The following changes have been made to the statement of comprehensive income for the year ended June 30, 2012 and for the three-month period ended September 30, 2011:

(1)
The format of the income statement has been restructured to simplify its reading. To that effect, all revenue streams of the Group which were previously disclosed separately (i.e. sales of development properties, leases and services revenue, and hotel revenue, together with its corresponding costs of sales, have been aggregated into two line items titled "Revenues" and "Costs" in Column I. Revenues and Costs are then cross-referenced to the respective notes in the financial statements where a detailed breakdown is provided per line of business.

(2)
Pursuant to the Argentine accounting standards in force, the share of losses and profits from associates is shown after the financial income (expense) line, on the grounds that they  arise from an investment type of activity. Likewise, under IFRS, the share of profits and losses from associates is generally shown after the financial income (expense) line. However, where associates and joint ventures are an integral vehicle to carry out the Group’s operations, it is more adequate to show the share of profits and losses of associates and joint ventures before financial income (expense). In accordance with its strategy, the Group conducts its operations through controlled companies or joint ventures. Therefore, under the IFRS, the Group shows the profits or losses from associates and joint ventures before the financial income(expense) line. For simplicity, the share of profits and losses associates is shown before financial income (expenses), in Column I.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(3)
Non-controlling interests in the income of a consolidated subsidiary which was previously classified as a component of net earnings within the income statement has been presented as an allocation of net earnings in Column I. As part of the adoption to IFRS, the term "Minority interest" has also been replaced with the new term "non-controlling interest" in accordance with IAS 1.

(4)
Under the Argentine accounting standards in force, financial income (expense) is broken down depending on whether it is generated by assets or liabilities. Under the IFRSs, the Group has adopted the criterion of showing financial income and financial expenses on different lines in the income statement. For simplicity, the Group has reclassified the figures as per Argentine GAAP shown under “Financial income (expense) generated by assets” and “Financial income (expense) generated by liabilities”, into “Financial income” and “Financial expense” as established by the IFRS, as applicable, in Column I.

(5)
According to IFRS, income and expense items not recognized in the statement of income (that is, exchange differences related to translation of foreign businesses) are shown in the comprehensive income statement as “Other comprehensive income”. According to Argentine GAAP, the statement of comprehensive income is not mandatory and, therefore, such items are recognized as part of shareholders’ equity, in a separate reserve account.  For simplicity, these items are shown in “Other comprehensive income” in Column I.

2.3.10.1	Deconsolidation of joint ventures (Column II)

Argentine GAAP – Entities in which the Group has joint control are proportionately consolidated. As of July 1, 2011, the Group’s joint ventures are Cyrsa S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A and Nuevo Puerto Santa Fe S.A.

IFRS - The Group has assessed the nature of its joint arrangements in line with IFRS 11 “Joint Arrangements” and determined them to be joint ventures. Joint ventures are accounted for under the equity method of accounting.

As a result, the Group deconsolidated the accounts of the joint ventures and presented them as a single line item on the face of the statement of financial position. Column II titled “Deconsolidation of joint ventures” reflects the elimination on a line-by-line basis of the Argentine GAAP pro-rata equity interest in the joint ventures and the of the Group’s investments in the joint ventures as a single line item titled “Investments in associates and joint ventures” on the statement of financial position and as a single line item titled “Share of profit or loss of associates and joint ventures” on the statement of income. The impact of the IFRS adjustments on joint venture balances in further discussed in Note 2.3.10.2 below.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.10.2	Presentation reclassifications (Column III)

Presentation reclassifications affecting the statement of financial position

The column titled “IFRS Reclassifications” reflects the various differences in content and format between the statement of financial position under Argentine GAAP and IFRS. Unless otherwise stated, amounts have been reclassified for presentational purposes under IFRS prior to affecting the corresponding IFRS adjustments, as applicable, to the Argentine GAAP amounts. The impact of the IFRS adjustments on reclassified balances is included in Column IV titled “IFRS Measurement Adjustments” and is further discussed in Note 2.3.10 below. Unless otherwise stated, these presentation reclassifications affect both the statement of financial position as at transition date, i.e. July 1, 2011, September 30, 2011 and June 30, 2012

(a) Investment properties

Argentine GAAP – There are not specific requirements for presentation of investment property. Accordingly, the Group does not present separately investment property and includes it as part of property, plant and equipment and non-current investments.

Certain property of the Group is being partially owner-occupied while the rest is being rented out to third parties. There is no such distinction under Argentine GAAP. Portions that are owner-occupied are accounted for and presented in the same way as portions that are being rented out.

Certain associates and joint ventures are currently occupying certain property of the Group. There is no distinction under Argentine GAAP and property rented out to associates or joint ventures are accounted for as property, plant and equipment.

IFRS – IAS 1 “Presentation of Financial Statements” requires investment property to be presented as a separate line item on the face of the statement of financial position within non-current assets.

In addition, the portions of the property that are being owner-occupied are accounted for and presented as property, plant and equipment under IAS 16 while the portions being rented out are treated and presented as investment property under IAS 40.

The Group’s property occupied by associates or joint ventures accounted for using the equity method of accounting is not considered part of the Group for consolidation purposes and, therefore, the property is not owner-occupied from the Group’s perspective. Therefore, this property is treated as investment property.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(b) Trading properties

Argentine GAAP – There are not specific requirements for separate presentation of trading properties. Trading properties is included as part of inventories and non-current investments.

IFRS – Trading properties are inventories under IAS 2 “Inventories”. The Group also has harvested, materials and supplies, and other items classified as inventories under IAS 2. Due to the significance and different nature of these inventories, the Group decided to present trading property separately.

(c) In-kind receivables from barter transactions

Argentine GAAP – In-kind receivables from barter transactions representing the Group’s right to receive residential apartments to be constructed by a third-party developer are classified as inventory on the face of the statement of financial position.

IFRS – In-kind receivables representing the Group’s right to receive residential apartments to be constructed by a third-party developer are not financial assets under IFRS. These in-kind receivables are similar to trading property and they are classified accordingly in current or non-current assets, as appropriate.

(d) Non-current investments – financial assets

Argentine GAAP – There are not specific requirements for separate presentation of financial assets. Certain financial assets carried at cost under Argentine GAAP were included within non-current investments.

IFRS – IAS 1 “Presentation of Financial Statements” requires financial assets carried at fair value through profit or loss to be presented as a separate line item on the face of the statement of financial position.

(e) Current investments – financial assets

Argentine GAAP – Certain instruments carried at fair value are included within the line item investments in the face of the statement of financial position.

IFRS – These investments are also carried at fair value but they are separately disclosed in the new line item titled “Investments in financial assets”.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(f) Advances for purchases of property, plant and equipment, inventories and investments in associates and joint ventures.

Argentine GAAP – Receivables representing money advances made for the purchase of items of property, plant and equipment, inventories and investments in associates and joint ventures are shown as part of their respective balances.

IFRS – Advances for the purchase of items of investment property, property, plant and equipment, inventories and investments in associates and joint ventures are not considered part of these balances until the respective item is received, and, thus, they are shown within “Trade and other receivables”.

(g) Software

Argentine GAAP – Under Argentina GAAP, the Group classified software into Property, plant and equipment.

IFRS – Software is not considered part of Property, plant and equipment, thus, it is shown within Intangible Assets, net”.

Presentation reclassifications affecting the income statement for the three-month period ended September 30, 2011 and for the year ended June 30, 2012

(i) Revenue – service income and service charges

Argentine GAAP – The Group structures its operating leases to allow for recovery of a significant portion of property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from tenants. A substantial portion of the Group’s leases require the tenants to reimburse the Group for a substantial portion of operating expenses, including common area maintenance, real estate taxes and insurance. The Group’s tenants are required to pay for their proportionate share of property common operating costs. These expenses (“service charge expenses”) are incurred and paid by the Group and subsequently charged to tenants without any mark-up (“service charge income”).

Under Argentine GAAP, service charge income and service charge expense are offset and presented net in the income statement.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – IAS 18 states that whether an entity is acting as a principal or an agent in transactions is dependent on the facts and circumstances of the relationship. The Group has assessed the substance of the transactions and concluded that the Group is acting as a principal since it has exposure to the significant risks and rewards associated with the rendering of services.

Therefore, service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred and any property operating expenditure not recovered from tenants through service charges or when the property is vacant are charged to the income statement. The Group’s advertising and promotional costs are expensed as incurred.

(ii) Gains and losses on disposal of investment

Argentine GAAP – As part of the Group’s strategy, the Group may dispose of investment property which are no longer considered core to the Group’s ongoing operations and for which profit can be realized from value appreciation. Gain on disposals of office buildings is classified as revenue in the statement of income.

IFRS – Based on the IFRS Conceptual Framework, gain on disposal of assets described above are not reported under “Revenues”.

Under IFRS, gains from the disposal of fixed assets are not included in revenue as the standard refers to the sale of goods including goods produced by the entity for sale or purchased for resale. Only property acquired or constructed for sale and held as inventory (“trading property”) would therefore be included in the scope, except for property held as an investment property or property, plant and equipment..

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(iii) Other income and expenses

Argentine GAAP – Under Argentine GAAP, certain income and expense items are included as part of financial results or other non-operating income and expenses, as appropriate. These items primarily comprise fees payable related to the management contract charges for provisions (i.e. generally charges for litigation and claims), gains or losses on disposal of property, plant and equipment items, gains or losses from the sale of subsidiaries and taxes borne by the Group on behalf of shareholders, among others.

IFRS –.Under IFRS, income and expense items are generally presented according to its nature and the Group’s presentation policy. The items described above are generally presented as “Other operating income and expense” under IFRS.

(iv) Investment in financial assets

Argentine GAAP– Investments in entities in which the Company does not exercise significant influence or control, are accounted at cost plus dividends. The received dividends are included within Share of profit or loss of associates and joint ventures.

IFRS –Investments in entities which are not subsidiaries, associates and joint ventures, are measured at fair value. Changes in fair values and gains from disposal equity investments at fair value through profit or loss and dividends income are recorded within “Financial results, net” in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Reclassifications affecting the statement of cash flows for the three-month period ended September 30, 2011 and for the year ended June 30, 2012

Pursuant to Argentine GAAP, the Company proportionally consolidated the joint ventures’ accounts. Consequently, a difference is generated between the amount of cash and cash equivalents reported in the main statement of cash flows and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

On the other hand, under the Argentine GAAP in force, the effect of exchange rate changes on cash and cash equivalents was shown as part of operating activities and not under a fourth category in the statement of cash flows as required by the IFRSs.

Additionally, pursuant to Argentine GAAP, revenue from sale of property, plant and equipment (including properties classified as investment properties under IFRS) were reported as operating activities. In accordance with IFRS revenue from sale of investment properties and property, plant and equipment is reported as investment activities.

Finally, pursuant to Argentine GAAP, acquisition of non-controlling interest was reported as investing activities, whereas, in accordance with IFRS, it must be reported as cash from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statement of cash flow prepared under Argentine GAAP.

2.3.10.3	Measurement adjustments (Column IV)

Argentine GAAP differs in certain significant respects from IFRS. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as further described below:

(A) Foreign currency translation

As noted in the section titled “IFRS exemption options”, the Group has applied the one-time exemption to set the foreign currency cumulative translation adjustment (“CTA”) to zero as of July 1, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(B) Revenue recognition – “scheduled rent increases”

Argentine GAAP – Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS – The Group applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

(C) Revenue recognition – “letting fees”

Argentine GAAP – The Group does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Group acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Company) have signed the related lease contract.

IFRS – The Group considers that in these circumstances payments received from tenants for “letting fees” are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

(D) Trading properties

Argentine GAAP – Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed. Gains on the revaluation of trading property to net realizable value are shown as “gain from recognition of inventories at net realizable value” in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – Trading properties are measured at the lower of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts (transfer of title deed). For conditional exchanges, sales are recognized when these conditions are satisfied.

(E) Pre-operating and organization expenses

Argentine GAAP - Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

IFRS – IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investing properties, trading properties or the formation of intangible assets and are immediately recognized as expenses.

(F) Goodwill

Argentine GAAP – The Group accounts for acquisitions of businesses and non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the Company allocates the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS – As noted Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.2., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(G) Negative Goodwill

Argentine GAAP – Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest is lower than the carrying amount of the acquired assets and assumed liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortizes it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's interest in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position and amortizes it over the period considered to justify negative goodwill not exceeding 20 years. That amortization is recognized under the line “Share of profit / (loss) of associates and joint ventures” in the statement of income.

IFRS - As noted in Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.2., the Company has applied the exception in IFRS 1 for acquisitions of non-controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated, and the carrying amount of negative goodwill under IFRS as of July 1, 2011 equals the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor's interest in the net fair values of the associate's and/ or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(H) Non-current investments – financial assets

Argentine GAAP – The Group holds investments in quoted equity securities with readily determinable fair values, namely TGLT S.A., Hersha Hospitality Trust and Supertel. Under Argentine GAAP, these investments are carried at acquisition cost since they are not held for the purpose of trading in the short term.

IFRS – Under IFRS 9 “Financial Instruments”, all equity investments are measured at fair value. For certain equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. However, the Company has decided to not recognize changes in fair value through other comprehensive income. The Group has elected to recognize changes in the fair value of these equity securities in the statement of income.

(I) Initial direct costs on operating leases

Argentine GAAP – Under Argentine GAAP, certain initial direct costs (i.e. legal, commissions and other fees) paid to third parties for arranging a lease (when the Group is a lessor) are recognized as an immediate expense when incurred.

IFRS – Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

(J) Tenant deposits

Argentine GAAP - The Group obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposits generally range from one to three months of lease rentals. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

IFRS - Tenant deposits are treated as a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (deferred income). The deposits are subsequently measured at amortized cost, and deferred income is amortized under the straight line method over the lease term.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(K) Impairment of financial assets

Argentine GAAP - At July 1, 2011, September 30, 2011 and June 30, 2012, the Group maintains receivables relating to credit card loans. Which receivables are carried at amortized cost. Under Argentine GAAP, the Group determined a provision for doubtful accounts based on specific criteria set forth for financial and banking institutions.

IFRS - The Group applied the criteria for impairment provisions in IFRS 9.

(L) Present value accounting – tax credits

Argentine GAAP – Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end.

IFRS – Under IFRS, there is no requirement to discount long-term tax credits. The Group elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

(M) Investment properties

Argentine GAAP – There are not specific requirements for presentation of investment property. Accordingly, the Company includes it as part of property, plant and equipment and non-current and are measured at acquisition cost less accumulated amortization and loss for impairments, if any. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of title deed and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed. Gains on the revaluation of trading property to net realizable value is shown as “Gain from recognition of inventories at net realizable value” in the statement of income.

IFRS –Trading properties are measured at cost, less accumulated depreciation and loss for impairments, if any. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place with the transfer of title deed and significant risk and rewards. For conditional exchanges, sales are recognized when these conditions are satisfied.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(N) Impact of adjustments in accordance with IFRS in investments in associates

Argentine GAAP - Investments in entities in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Group applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

As at June 30, 2012, the associates of the Company are Banco Hipotecario S.A., Banco de Crédito & Securitización S.A., Manibil S.A., New Lipstick LLC, Lipstick Management LLC, Rigby 183 LLC, Tarshop S.A. and Bitania 26 S.A.

IFRS - The Company assessed all of its interests in the entities mentioned in the paragraph above and determined that the Company exercises significant influence over them. Accordingly, under IFRS, the Company also accounts for these investments under the equity method of accounting. However, the Company has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

Following is a description of the most significant IFRS adjustments to the equity and comprehensive income of its associates. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, associates were grouped by business activities. Associates are not discussed below when IFRS adjustments were not significant to the Group or no IFRS adjustments were identified:

Banking business:

The Group assessed the financial statements of associates of the Group related to the banking business as of July 1, 2011 and June 30, 2012 and determined the following adjustments to IFRS:

- Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

- Under Argentine GAAP, the provision for doubtful accounts for loan losses are recognized based on specific criteria as set forth by the Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

- Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

- Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “insurance contracts”, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

Investment properties

The Company assessed the financial statements of the associates related to the investment property business and determined the following adjustments to IFRS as of July 1, 2011 and June 30, 2012:

- Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided. Under IFRS, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

- Under Argentine GAAP, lease expense where the entity is the lessee under an operating ground lease agreement subject to escalation clauses is recognized when the escalated payments are due. Therefore, lease expense not recognized on a straight-line basis.

- Under IFRS, lease payments for operating leases with scheduled rent increases are recognized on a straight-line basis over the term of the leases.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(O) Impact of IFRS adjustment on joint ventures

Argentine GAAP - Investments in entities in which the Group exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Company reflect the Company’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Group applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

IFRS – The Group assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11. Accordingly, the Group accounted for its joint ventures under the equity method of accounting. The Group has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As at June 30, 2012, the joint ventures of the Group are Cyrsa S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. and Nuevo Puerto Santa Fe S.A.

Following is a description of the most significant IFRS adjustments to the net equity and income of the joint ventures. Joint ventures are not discussed below when IFRS adjustments were not significant to the Group or no adjustments were identified:

-Under Argentine GAAP, the joint venture has historically accounted for revenues and therefore profits from all property sales on a percentage of completion basis once contracts for the sale of a property have been exchanged and only if the eventual profit from that property can be foreseen with reasonable certainty. Under IFRS, the joint venture has applied IFRIC 15 “Agreements for the Construction of Real Estate”. The Group assessed the contractual terms of the agreements and concluded that revenue from open market sales of real estate should be accounted for on legal completion of the agreement in accordance with IAS 18 “Revenue”. As a result, the joint venture recognizes revenue from the sale of private homes and commercial units entirely at the point of legal completion in accordance with IAS 18. The most significant impact of IFRIC 15 is therefore the deferral of profits previously recognized from the point of exchange of contracts onwards until the point of legal completion. All of these profits are now recognized at a later date.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

- Under Argentine GAAP, tenant deposits are treated as liabilities and measured at the amount received by the tenants. Under IFRS, tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost.

- Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Under IFRS, the Company applied IAS 17 “Leases”. Consequently, revenue derived from operating leases with scheduled increases in recognized on a straight line basis over the lease agreement term.

- Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end. Under IFRS, there is no requirement to discount long-term tax credits. The joint venture elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits. As a result, the joint venture eliminated the effect of discounting tax.

(P) Acquisition of non-controlling interest

As stated in Note 2.2., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in loss of control. Consequently, acquisitions of non-controlling interests that took place before July 1, 2011 have not been restated.

IFRS adjustments detailed below relate to acquisitions of non-controlling interest that took place on July 1, 2011 or after date.

Argentine GAAP - Under Argentine GAAP, the Group accounted for the acquisition of the non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired.

IFRS – Under IFRS, the Group applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Group does not recognize any additional acquisition adjustments to reflect the subsequent acquisition of additional interest in the subsidiary if there is no change in control.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to a reserve in net equity. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

(Q) Amortization of borrowing costs

Argentine GAAP - Under Argentine GAAP, transactions costs directly attributable to the acquisition of borrowings are amortized under the straight-line method over the contract term.

IFRS – Transaction costs directly attributable to the acquisition of borrowings are deducted from the fair value at which the financial liability is initially recognized. Subsequently, they are amortized using the effective interest method over the contract term.

 (R) Foreign currency translation

Argentine GAAP - Foreign operations shall be classified as integrated or non-integrated entities depending if their activities are carried out as an extension of the reporting entity. Exchange differences resulting from the translation of integrated entities are recognized in the statement of income under the line item “Financial results, net”. Exchange differences resulting from the translation of non-integrated entities are recognized in a separate reserve in equity.

IFRS – Exchange differences resulting from the translation of foreign operations of subsidiaries and associates are recognized in the statement of other comprehensive income.

(S) Deferred income taxes

Argentine GAAP - The Group accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Group assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

IFRS – There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

(T) Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

2.4.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRSs as of June 30, 2012, which is described in Exhibit I attached hereto and are based upon such IFRSs expected to be in force as of June 30, 2013. The most significant accounting policies are described in Exhibit I.

2.5.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these condensed interim consolidated financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended June 30, 2012 which are described in Exhibit I.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.6	Seasonal effects on operations

The operations of the Group’s shopping centers are also subject to seasonal effects, which affects the level of sales recorded by lessees.  During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and December (Christmas) when they tend to record peaks of sales.  Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

3.	Acquisitions and disposals

Transactions with non-controlling interest

APSA

As of August, 2012, the Group, through E-Commerce Latina S.A., acquired an additional equity interest of 0.038% in APSA for a total consideration of US$ 0.124 million. The book value of the non-controlling interest in APSA as of the date of the acquisition was Ps. 36 million (which represents an interest of 4.43%).  As a result of this transaction, the non-controlling interest was reduced by Ps. 1 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 1 million. The effect on shareholders’ equity of this change in the equity interest in APSA is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	924
Price paid for the non-controlling interest	(590)
Reserve created due to the acquisition recognized in the parent’s equity	334

Disposal of financial assets at fair value through profit or loss

In September 2012 the Group sold 2,000,000 ordinary shares of Hersha for a total amount of US$ 9.7 million. Accordingly, the Group’s interest in Hersha decreased from 9.13% to 8.12% at September 30, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Acquisitions and disposals (Continued)

Significant sales of investment properties

On August 31, 2012, the Group sold through IRSA several functional units of the building “Libertador 498” in the city of Buenos Aires. The total price of the transaction amounted to Ps. 15 million and was paid on the execution of the title conveyance deeds. As a result of the transaction, the company posted income of Ps. 12.7 million.

On September 14, 2012, the Group sold through IRSA certain functional units on floors 18 and 19, as well as parking areas, of the building Bouchard 551. The total price of the transaction was US$ 8.5 million paid upon execution of the conveyance deed. As a result of the transaction the company posted income of Ps. 18.4 million.

4.	Financial risk management

4.1.	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreing currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements provides information on financial risk management as of June 30, 2012 and July 1, 2011. Since June 30 of 2012 there have been no changes in the risk management or risk management policies applied by the Group.

4.2.	Fair value estimates

Since June 30, 2012 there have been no reclassifications of financial assets.

Additionally, since June 30, 2012 there have been no significant changes in business or economic circumstances affecting the fair value of the Group's financial assets or liabilities (either measured at fair value or amortized cost), nor any transfers between the different hierarchies used to assess the fair value of the Group's financial instruments.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2012:

	September 30, 2012
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operation and others	Total
Revenues	358,842	70,328	52,503	53,793	-	693	536,159
Costs	(172,773)	(28,691)	(39,113)	(40,529)	-	(258)	(281,364)
Gross Profit	186,069	41,637	13,390	13,264	-	435	254,795
Gain from disposal of investment property	-	-	31,069	-	-	-	31,069
General and administrative expenses	(14,664)	(6,958)	(6,981)	(12,348)	(3,241)	-	(44,192)
Selling expenses	(11,809)	(2,807)	(5,044)	(6,990)		(546)	(27,196)
Other operating expense, net	(2,815)	(2,500)	(2,230)	250	(2,084)	193	(9,186)
Profit / (Loss) from Operations	156,781	29,372	30,204	(5,824)	(5,325)	82	205,290
Share of profit / (loss) of associates and joint ventures	78	-	564	43	(18,335)	30,626	12,976
Segment Profit / (Loss)	156,859	29,372	30,768	(5,781)	(23,660)	30,708	218,266
Investment properties, net	2,021,496	905,081	474,655	-	-	-	3,401,232
Property, plant and equipment, net	14,613	29,617	3,761	178,629	199	-	226,819
Trading properties	-	-	185,588	-	66,591	-	252,179
Goodwill	343	5,481	-	-	-	-	5,824
Inventories	11,312	-	484	5,932	-	-	17,728
Investments in associates and joint ventures	-	-	25,958	21,299	104,192	1,056,204	1,207,653
Operating assets	2,047,764	940,179	690,446	205,860	170,982	1,056,204	5,111,435

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2011:

	September 30, 2011
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operation and others	Total
Revenues	304,557	58,169	55,433	39,556	-	2,065	459,780
Costs	(145,527)	(22,937)	(34,325)	(25,316)	-	(749)	(228,854)
Gross Profit	159,030	35,232	21,108	14,240	-	1,316	230,926
General and administrative expenses	(13,070)	(4,992)	(5,268)	(9,042)	(1,820)	-	(34,192)
Selling expenses	(5,526)	(3,009)	(5,127)	(5,382)	-	(632)	(19,676)
Other operating income (expense), net	1,155	(2,655)	488	(52)	42	(153)	(1,175)
Profit / (Loss) from Operations	141,589	24,576	11,201	(236)	(1,778)	531	175,883
Share of profit / (loss) of associates and joint Ventures	(85)	-	600	-	(20,459)	3,259	(16,685)
Segment Profit / (Loss	141,504	24,576	11,801	(236)	(22,237)	3,790	159,198

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statements of income.  The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS.

	September 30, 2012
	As per Total Segment Information	Adjustment for share of profit (loss) of joint ventures	As per Statements of Income
Revenue	536,159	(49,848)	486,311
Costs	(281,364)	38,222	(243,142)
Gross Profit / (Loss)	254,795	(11,626)	243,169
Gain from disposal of investment properties	31,069	-	31,069
General and administrative expenses	(44,192)	659	(43,533)
Selling expenses	(27,196)	3,559	(23,637)
Other operating income/(expense), net	(9,186)	60	(9,126)
Profit / (Loss) from Operations Before Share of Profit / (Loss) of Associates and Joint Ventures	205,290	(7,348)	197,942
Share of profit of associates and joint ventures	12,976	3,720	16,696
Profit / (Loss) from Operations Before Financing and Taxation	218,266	(3,628)	214,638

	September 30, 2011
	As per Total Segment Information	Adjustment for share of profit/ (loss) of joint ventures	As per Statements of Income
Revenue	459,780	(28,149)	431,631
Costs	(228,854)	25,252	(203,602)
Gross Profit / (Loss)	230,926	(2,897)	228,029
General and administrative expenses	(34,192)	727	(33,465)
Selling expenses	(19,676)	3,084	(16,592)
Other operating income/ (expense), net	(1,175)	(2,812)	(3,987)
Profit / (Loss) from Operations Before Share of Profit / (Loss) of Associates and Joint Ventures	175,883	(1,898)	173,985
Share of profit / (loss) of associates and joint ventures	(16,685)	(591)	(17,276)
Profit / (Loss) from Operations Before Financing and Taxation	159,198	(2,489)	156,709

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statements of financial position under IFRS show the net investment in these joint ventures as a single item.

September 30, 2012
Total reportable assets as per Segment Information	5,111,435
Investment properties	(154,570)
Property, plant and equipment	(132)
Trading propertyies	(74,984)
Interests in associates and joint venture	229,664
Total assets as per the Statements of Financial Position	5,111,413

6.	Information about main subsidiaries

 The Group conducts its business through several operating and holding subsidiaries which are listed in Note 1.3 of Exhibit I. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Set out below are the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group:

Summarized statements of financial position

	APSA			Panamerican Mall S.A.
	September 30, 2012	June 30, 2012	July 1, 2011	September 30, 2012	June 30, 2012	July 1, 2011
Assets
Non-current assets	2,639,976	2,186,603	2,103,243	638,144	635,283	650,155
Current assets	654,816	548,949	522,250	146,486	118,044	64,423
Total assets	3,294,792	2,735,552	2,625,493	784,630	753,327	714,578
Liabilities
Non-current liabilities	1,295,327	1,208,701	1,155,633	29,083	22,855	24,682
Current liabilities	529,451	558,024	538,929	52,732	41,075	31,438
Total liabilities	1,824,778	1,766,725	1,694,562	81,815	63,930	56,120
Net assets	1,470,014	968,827	930,931	702,815	689,397	658,458

Summarized statements of income and statements of comprehensive income

	APSA		Panamerican Mall S.A.
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Revenue	363,217	328,678	44,757	38,505
Profit before income tax	125,638	136,661	20,416	14,333
Income tax expense	(58,286)	(46,397)	(7,813)	(5,293)
Total comprehensive income	62,817	87,384	12,603	9,040
Profit attributable to non-controlling interest	5,071	2,702	2,521	1,808
Dividends paid to non-controlling interest	-	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Information about principal subsidiaries (Continued)

Summarized cash flows

	APSA		Panamerican Mall S.A.
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Net cash generated from operating activities	222,315	174,552	38,539	25,796
Net cash used in investing activities	(177,899)	(31,271)	(48,080)	(1,805)
Net cash used in financing activities	(47,991)	(74,708)	(137)	(2,751)
Net (decrease) / increase in cash and cash equivalents	(3,575)	68,573	(9,678)	21,240
Foreign exchange gain /(loss) on cash and cash equivalents	(1,480)	(1,163)	718	(34)
Cash and cash equivalents at beginning of year	102,698	145,552	29,885	486
Cash and cash equivalents at end of year	97,643	212,962	20,925	21,692
(i)	Includes consolidated financial information of APSA.

The information above is the amount before inter-company eliminations.

7.	Interests in joint ventures

As of September 30, 2012 and June 30, 2012, the joint ventures of the Group are Canteras Natal Crespo S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. and Nuevo Puerto Santa Fe (NPSF).  The shares in these joint ventures are not publicly traded.

Changes in the Group’s investments in joint ventures for the three-month period ended September 30, 2012 and for the year ended June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period / year	228,970	193,666
Acquisition of joint ventures	-	62,486
Capital contribution	7,570	15,850
Disposal of joint ventures	-	(19,448)
Share of Profit / (Loss)	4,331	(23,584)
End of the period / year	240,871	228,970

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in associates

As of September 30, 2012 and June 30, 2012, the associate of the Group are New Lipstick LLC, Rigby 183 LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. (“BACS”) and Bitania 26 S.A..

Changes in the Group’s investments in associates for the three-month period ended September 30, 2012 and for the year ended June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period / year	1,216,845	1,179,549
Acquisition of associates	-	6,166
Share of Profit	12,365	35,244
Exchange differences	1,048	(4,114)
Dividend payments	(33,813)	-
End of the period / year	1,196,445	1,216,845

Distribution of dividends of BHSA

On September 27, 2012 and after obtaining the Argentine Central Bank’s approval for the distribution of cash dividends as resolved by the General Regular Shareholders’ Meeting held on April 13, 2011, the Board of Directors of BHSA decided to make available to shareholders dividends in the amount of Ps. 100 as from October 10, 2012 for the year ended December 31, 2010.   As of September 30, 2012, the Group shows dividends receivable in the amount Ps. 30.5 pursuant to its shareholdings, which amount was collected in October 2012.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2012 and for the year ended June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period / year	3,275,226	3,340,081
Additions	36,767	108,863
Disposals	(22,230)	(38,889)
Depreciation charge (i)	(43,101)	(134,829)
End of the period / year	3,246,662	3,275,226

(i)	Depreciation charges of investment properties were included in “Costs” in the Statements of Income (Note 26).

The following amounts have been recognized in the statements of income:

	September 30, 2012	September 30, 2011
Rental and service income	424,198	360,247
Direct operating expenses	(199,100)	(167,870)

10.	Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2012 and for the year ended June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period / year	228,033	235,245
Additions	5,832	16,170
Disposals	(643)	-
Depreciation charge (i) (Note 26)	(6,535)	(23,382)
End of the period / year	226,687	228,033

(i)	Depreciation charges of property, plant and equipment were included in “General and administrative expenses” and “Costs“ in Note 26.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Trading properties

Changes in the Group’s trading property for the three-month period ended September 30, 2012 and for the year ended June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period / year	176,823	181,991
Additions	2,230	15,399
Sales	(1,858)	(20,567)
End of the period / year	177,195	176,823

12.	Intangible assets, net

Changes in the Group’s intangible assets for the three-month period ended September 30, 2012 and for the year ended June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period / year	29,389	31,900
Additions	254	711
Disposals	-	(2,960)
Amortization change (i)	(812)	(262)
End of the period / year	28,831	29,389

(i)	Amortization charges are included in “General and administrative expenses” in the Statements of Income (Note 26).

13.	Inventories

Group’s inventories as of September 30, 2012, June 30, 2012 and July 1, 2011 were as follows:

	September 30, 2012	June 30, 2012	July 1, 2011
Current
Hotel supplies	5,933	4,792	3,575
Materials and good for resale	11,795	10,867	3,245
Current inventories	17,728	15,659	6,820
Total inventories	17,728	15,659	6,820

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Trade and other receivables, net

Group’s trade and other receivables, as of September 30, 2012, June 30, 2012 and July 1, 2011 were as follows:

	September 30, 2012	June 30, 2012	July 1, 2011
Non-current
Trade, leases and services receivable	47,435	52,339	29,403
Mortgage receivable (i)	2,208	2,208	2,208
Less: provision for impairment of trade receivables	(2,208)	(2,208)	(2,208)
Non-current trade receivables, net	47,435	52,339	29,403
VAT receivables	38,665	33,942	48,214
Minimum Presumed Income Tax (“MPIT”)	110,753	103,263	78,387
Other tax receivables	192	1,346	1,103
Advance payments	2,474	2,980	3,114
Advance payments for the acquisition of interest in associates	23,485	-	-
Others	1,968	1,592	3,958
Non-current other receivables, net	177,537	143,123	134,776
Related parties (Note 31)	933	910	830
Non-current trade and other receivables, net	225,905	196,372	165,009

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Trade and other receivables, net (Continued)

	September 30, 2012	June 30, 2012	July 1, 2011
Current
Consumer financing receivables	15,459	15,992	75,117
Leases and services receivables	178,825	180,113	146,277
Receivables from hotel operations	14,355	14,106	9,954
Checks to be deposited	122,585	126,809	94,890
Notes receivables	6,394	8,317	5,987
Trade and lease debtors under legal proceedings	48,349	46,208	48,954
Less: provision for impairment of trade receivables	(68,370)	(65,899)	(117,552)
Current trade receivables, net	317,597	325,646	263,627
Income tax credit	1,905	-	-
VAT receivables	13,826	20,196	27,607
Gross sales tax credit	3,890	-	-
Income tax prepayments	-	4,154	2,370
MPIT	59	732	226
Other tax receivables	2,626	1,537	4,314
Loans granted	3,978	11,155	-
Prepaid expenses	42,267	47,284	40,687
Expenses and services to recover	3,851	-	-
Advance from vendors	45,902	21,056	14,595
Dividends received	4,728	-	-
Others	10,107	6,881	19,437
Current other receivables, net	133,139	112,995	109,236
Related parties (Note 31)	84,550	37,226	47,132
Current trade and other receivables, net	535,286	475,867	419,995
Total trade and other receivables, net	761,191	672,249	584,789

(i)
It pertains to a mortgage-backed loan granted to a third party. During the year 2011, this debtor went bankrupt. Following the opinion of its legal advisors, the Group recorded aprovision for impairment of receivables for the full balance.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Trade and other receivables, net (Continued)

Movements on the Group’s provision for impairment of trade receivables are as follows:

	September 30, 2012	June 30, 2012
Beginning of the period / year	68,107	119,760
Additions	5,849	15,554
Unused amounts reversed	(3,280)	(8,590)
Used during the period / year	(98)	(58,617)
End of the period / year	70,578	68,107

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statements of income (Note 26). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

15.	Investments in financial assets

Group’s financial assets at fair value through profit or loss as of September 30, 2012, June 30, 2012 and July 1, 2011 were as follows:

	September 30, 2012	June 30, 2012	July 1, 2011
Non-current
Investment in equity securities in TGLT S.A. (i)	68,296	65,131	68,656
Investment in equity securities in Hersha (ii)	370,676	432,770	355,942
Preferred shares of Supertel (iii)	135,748	117,488	-
Don Mario S.G.R.	10,345	10,000	-
Government bonds related parties and others	27,069	30,271	8,078
Non-current portion	612,134	655,660	432,676
Current
Mutual funds (Note 31)	184,586	57,955	60,061
Mortgage bonds	509	496	477
Government bonds related parties and others	12,026	-	-
Government bonds	-	9	12
Other securities in public companies	688	20,449	4,526
Current portion	197,809	78,909	65,076
Total Investments in finacial assets	809,943	734,569	497,883

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Financial assets at fair value through profit or loss (Continued)

(i)
On November 4, 2010, the Group, through APSA, acquired 5,214,662 shares of common stock of TGLT S.A. (“TGLT”) following TGLT initial public offering in the Buenos Aires Stock Exchange for Ps. 47.1 million in cash. TGLT is a residential housing developer with operations in Argentina and Uruguay. Following the initial acquisition, at certain dates in December 2010, January 2011, April 2011, and August 2011, the Group acquired 42,810, 98,000, 876,474 and 262,927 additional TGLT shares for an aggregate of Ps. 56 million. As of June 30, 2012 and 2011, the Group’s interest in TGLT amounted to 9.25% and 8.87%, respectively.

(ii)
As of June 30, 2012 and July 1, 2011, the balances consists of the Group’s interest in Hersha of 9.13% and 9.18%, respectively;  a Real Estate Investment Trust (REIT) listed in the NYSE, with interests in hotels throughout the United States of America. As of the date of these financial statements, the Group has transferred to Citibank N.A. 2,000,000 shares to back a loan of US$ 5 million.

(iii)	The balance represents the fair value of Supertel’s Preferred Shares purchased in February 2012 (for more information, see Note 2 to Exhibit I).

16.	Derivative financial instruments

Group’s derivative financial instruments for the three-month period ended September 30, 2012, June 30, 2012 and July 1, 2011 were as follows:

	September 30, 2012	June 30, 2012	July 1, 2011
Assets
Non-current
Hersha call option (i)	-	-	60,442
Warrants de Supertel (ii)	21,421	18,434	-
Non-current portion	21,421	18,434	60,442
Total assets	21,421	18,434	60,442
Liabilities
Current
Foreign-currency futures	1,572	-	-
Current portion	1,572	-	-
Total liabilities	1,572	-	-

(i)
As of July 1, 2011, the balance represents the fair value of the call option on 5.7 million worth of Hersha's shares, at its original exercise price of August 4, 2014 (US$3 per share). Under the agreement, starting on August 4, 2011, if the quoted market price of Hersha’s share exceeded US$ 5.00 per share during 20 consecutive trading sessions, Hersha could settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values. In February 2012, Hersha exercised the option by issuing 2.5 million common shares (which represents a 1.7% equity interest).

(ii)	The balance represents the fair value of Supertel’s warrants purchased in February 2012 (for more information, see Note 2 to Exhibit I).

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2012 and for the year ended June 30, 2012 and July 1, 2011:

	September 30, 2012	June 30, 2012	July 1, 2011
Cash at bank and on hand	273,635	234,519	161,193
Mutual funds.	7,707	24,650	140,366
Total cash and cash equivalents	281,342	259,169	301,559

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2012 and 2011.

	September 30, 2012	September 30, 2011
Profit / (loss) for the period	50,810	(112,029)
Adjustments for:
Income tax expense	35,625	20,677
Retirement of obsolete properties	643	-
Depreciation and amortization	50,447	43,098
Loss / (gain) from disposal of investment properties	(31,069)	-
Dividends received	(9,917)	(2,807)
Share-based payments	1,729	1,711
Gain from derivative financial instruments	6,637	180,308
Interest expense, net	72,346	61,686
Provisions and allowances	25,389	12,523
Share of (profit) / loss of associates and joint ventures	(16,696)	17,276
Unrealized foreign exchange (gain) / loss, net	60,754	33,832
Changes in operating assets and liabilities:
Increase in inventories	(2,069)	(559)
Decrease in trading properties	56	5,247
(Increase) / decrease in trade and other receivables, net	(50,101)	3,603
Increase in derivative financial instruments	-	1,150
Increase / (decrease) in trade and other payables	83,499	(49,518)
Decrease in payroll and social security liabilities	(5,227)	(8,045)
Decrease in provisions for other liabilities	(817)	-
Net cash generated from operating activities before income tax paid	272,039	208,153

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Trade and other payables

Group’s trade and other payables as of September 30, 2012, June 30, 2012 and July 1, 2011 were as follows:

	September 30, 2012	June 30, 2012	July 1, 2011
Non-current
Trade payables	-	4	47
Rent payments received in advance	141,493	129,417	112,229
Non-current trade payables, net	141,493	129,421	112,276
Tax amnesty plan for income tax	18,189	15,426	17,386
Other tax payables	6,761	3,460	2,759
Deferred income	8,837	8,903	10,143
Tenant deposits	6,295	9,056	3,876
Others	3,830	370	2,481
Non-current other payables	43,912	37,215	36,645
Related parties (Note 31)	9,120	20	434
Non-current trade and other payables	194,525	166,656	149,355
Current
Trade payables	71,664	54,267	40,923
Provisions	71,460	65,008	57,989
Rent payments received in advance	238,277	197,129	167,179
Current trade payables, net	381,401	316,404	266,091
Post-date checks granted	8,839	-	-
Tenant deposits	3,093	2,957	3,978
VAT payables	22,306	24,980	21,615
MPIT	1,908	8,683	11,435
Deferred revenue	645	266	1,075
Other tax liabilities	21,713	21,707	26,677
Dividends payable	-	34,724	-
Others	10,103	7,330	22,071
Current other payables, net	68,607	100,647	86,851
Related parties (Note 31)	87,807	83,875	61,244
Current trade and other payables	537,815	500,926	414,186
Total trade and other payables	732,340	667,582	563,541

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Payroll and social security liabilities

Group’s Payroll and social security liabilities as of September 30, 2012, June 30, 2012 and July 1, 2011 were as follows:

	September 30, 2012	June 30, 2012	July 1, 2011
Current
Provision for vacation and bonuses	18,811	30,323	25,681
Social security payable	14,892	6,584	7,545
Others	2,062	2,700	863
Current payroll and social security liabilities	35,765	39,607	34,089
Total payroll and social security liabilities	35,765	39,607	34,089

20.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Others	Total
At July 1, 2011	14,925	670	392	15,987
Additions	11,705	1,697	90	13,492
Recovery	(5,674)	(797)	(126)	(6,597)
Used during the year	(2,628)	-	15	(2,613)
At June 30, 2012	18,328	1,570	371	20,269
Additions	5,730	163	7	5,900
Recovery	(1,257)	(205)	-	(1,462)
Used during the period	(804)	-	(13)	(817)
At September 30, 2012	21,997	1,528	365	23,890

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Provisions (Continued)

The analysis of total provisions is as follows:

	September 30, 2012	June 30, 2012	July 1, 2011
Non-current	18,312	17,823	12,881
Current	5,578	2,446	3,106
	23,890	20,269	15,987

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings

The breakdown of the Group borrowings as of September 30, 2012, June 30, 2012 and July 1, 2011 was as follows:

					Book value
	Secured / unsecured	Currency	Fixed / Floating	Effective interest rate %	September 30, 2012	June 30, 2012	July 1, 2011
Non-current
APSA CN due 2014	Unsecured	US$	Fixed	10.00%	38	39	4,640
IRSA NCN due 2017	Unsecured	US$	Fixed	8.50%	684,888	675,843	612,419
APSA NCN Series I due 2017	Unsecured	US$	Fixed	7.87%	500,101	480,964	432.,591
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	686,408	661,078	598,116
IRSA NCN due 2013	Unsecured	Ps.	Floating	Badlar + 2.49%	-	51,032	-
IRSA NCN due 2014	Unsecured	US$	Fixed	7.45%	79,392	114,665	-
Seller financing of Soleil Factory goodwill	(i)				40,857	38,689	35,125
Seller financing of Arcos del Gourmet S.A.	(ii)				1,401	1,530	-
Seller financing of Zetol S.A.	(iv)				24,967	24,077	14,796
Long term loans and others					-	-	27,585
Finance lease obligations					342	480	-
Non-current borrowings					2,018,394	2,048,397	1,725,272

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings (Continued)

					Book value
	Secured / unsecured	Currency	Fixed / floating	Effective interest rate %	September 30, 2012	June 30, 2012	July 1, 2012
Current
APSA NCN Series II due 2012	Unsecured	Ps.	Fixed	11%	-	-	28,889
IRSA NCN due 2017	Unsecured	US$	Fixed	8.5%	9,107	23,175	20,960
APSA NCN Series I due 2017	Unsecured	US$	Fixed	7.875%	14,515	4,555	4,490
IRSA NCN due 2020	Unsecured	US$	Fixed	11.5%	15.050	34,003	30,800
IRSA NCN due 2013	Unsecured	Ps.	Floating	Badlar + 2.49%	155,443	102,889	-
IRSA NCN due 2014	Unsecured	US$	Fixed	7.45%	79,751	38,278	-
Bank overdrafts					196,254	195,270	420,032
Short term loans					89,704	126,653	139,585
Seller financing of Soleil Factory goodwill	(i)				746	2,854	4,714
Seller financing of Arcos del Gourmet S.A.	(ii)				10,934	10,235	-
Seller financing of Zetol S.A.	(iv)				12,257	11,623	18,117
Seller financing of Nuevo Puerto Santa Fe S.A.	(iii)				3,190	7,417	-
Finance lease obligations					801	944	-
Related party					49,040		-
Current borrowings					636,792	557,896	667,587

Total borrowings					2,655,186	2,606,293	2,392,859

NCN:	Non-convertible Notes.
CN:	Convertible Notes.
(i)	Seller financing of Soleil Factory goodwill (investment properties) = Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017.
(ii)	Seller financing - Arcos del Gourmet S.A. (intangible assets) = Unsecured financing amounting to US$ 1 million plus a variable amount up to a maximum of US$ 3.5 million.
(iii)	Seller financing - Nuevo Puerto Santa Fe S.A. (investment properiesy) = Financing of US$ 4.5 million without interest paid in 19 installments due in February 2013.
(iv)
Seller financing of Zetol S.A. (investment properties) = Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.

22.	Current and deferred income tax

The details of the provision for the Group’s income tax, were as follows:

	September 30, 2012	September 30, 2011
Current income tax	65,708	145,831
Deferred income tax	(30,083)	(125,164)
Income tax expense	35,625	20,677

The gross movement on the deferred income tax account was as follows:

	September 30, 2012	June 30, 2012
Beginning of the period / year	(376,977)	(467,129)
Income tax expense	30,083	90,152
End of the period / year	(346,894)	(376,977)

The Group did not recognize deferred income tax assets of Ps. 49 million and Ps. 48.9 million as of September 30, 2012 and June 30, 2012, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Current and deferred income tax (Continued)

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on Profit Before Income Tax for the three-month period ended September 30, 2012 and 2011:

	September 30, 2012	September 30, 2011
Tax calculated at the tax rates applicable to profits in the respective countries	(30,252)	44,514

Permanent differences:
Share of profit / (loss) in associates and join venture	5,843	(6,046)
Difference in deferred income tax at the beginning of the year	(14,540)	-
Others	3,324	(17,791)
Income tax expense	(35,625)	20,677

23.	Dividends

The dividends paid in the period ended September 30, 2012 were Ps. 48.9 million.

Dividends for the year ended June 30, 2012 amounted to Ps. 180 million which were approved by the General Shareholders meeting as of October 31, 2012.

24.	Revenue

	September 30, 2012	September 30, 2011
Base rent	180,997	146,846
Contingent rent	55,668	52,667
Admission rights	24,232	19,934
Averaging scheduled rent escalation	4,671	3,892
Parking fees	15,090	10,901
Letting fees	4,195	9,714
Service charges	130,243	111,957
Property management fee	8,255	3,759
Others	848	577
Total rental and service income	424,199	360,247
Sale of trading properties	7,625	29,763
Revenue from hotel operations	53,793	39,556
Others	694	2,065
Total other revenue	62,112	71,384
Total group revenue	486,311	431,631

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Costs

	September 30, 2012	September 30, 2011
Cost of rental and services	(199,100)	(167,870)
Cost of sale and development	(3,255)	(9,635)
Cost from hotel operations	(40,529)	(25,316)
Other costs	(258)	(781)
Total Group costs	(243,142)	(203,602)

26.	Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Expenses by nature (Continued)

For the year ended September 30, 2012:

	Group Costs
	Cost of rental and services	Cost of consumer financing	Cost of sale and development	Cost from hotel operations	General and administrative expenses	Selling expenses	Total
Lease, expenses and vacant property cost	8,020	-	498	136	-	230	8,884
Depreciation and amortization	45,503	-	-	3,304	1,678	62	50,547
Provision for impairment of receivables (charge and recovery)	-	-	-	-	-	2,983	2,983
Advertising and other selling expenses	18,907	-	-	993	1	4,313	24,214
Taxes, rates and contributions	13,632	-	300	73	1,465	11,031	26,501
Maintenance, security, cleaning, repairs and others	50,432	22	509	6,084	2,001	188	59,236
Fees and payments for services	6,617	234	19	178	6,298	736	14,082
Director´s fees	-	-	-	-	13,591	-	13,591
Salaries, Social security costs and other personnel administrative expenses	53,735	2	62	22,048	14,797	3,646	94,290
Cost of sale of properties	-	-	1,857	-	-	-	1,857
Food, beverage and other lodging expenses	-	-	-	7,365	589	155	8,109
Others	2,254	-	9	348	3,113	293	6,017
Total expenses by nature	199,100	258	3,254	40,529	43,533	23,637	310,311

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Expenses by nature (Continued)

For the period ended September 30, 2011:

	Group costs
	Cost of rental and services	Cost of sale and development	Cost of consumer financing	Cost from hotel operations	Administrative expenses	Selling expenses	Total
Lease, expenses and vacant property cost	8,896	597	-	104	46	195	9,838
Depreciation and amortization	39,486	-	14	2,515	1,073	10	43,098
Provision for impairment of receivables (charge and recovery)	-	-	-	-	-	(1,864)	(1,864)
Advertising and other selling expenses	20,497	-	-	786	-	4,160	25,443
Taxes, sales and contributions	11,646	311	61	40	955	9,424	22,437
Maintenance, security, cleaning, repair and others	40,404	462	171	5,468	1,435	191	48,131
Fees and payments for services	4,264	71	521	712	6,220	1,110	12,898
Director´s fees	-	-	-	-	9,006	-	9,006
Salaries, social security costs and other personnel administrative expenses	41,928	21	14	11,457	12,479	3,057	68,956
Cost of sales of properties	-	8,168	-	-	-	-	8,168
Food, beverage and other lodging expenses	-	-	-	4,112	741	173	5,026
Others	1,110	5	-	122	1,510	136	2,883
	168,231	9,635	781	25,316	33,465	16,592	254,020

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Employee costs

	September 30, 2012	September 30, 2011
Salaries, bonuses, social security expenses and others	92,561	67,245
Shared-based compensation .	1,729	1,711
Total employee costs	94,290	68,956

28.	Other income (expenses), net

	September 30, 2012	September 30, 2011
Tax on Shareholders’ personal assets	(1.,209)	(1,208)
Donations	(1,057)	(2,285)
Judgments and others contingencies	(3,792)	(2,959)
Others	(3,068)	2,465
Total other operating income (expense), net	(9,126)	(3,987)

29.	Financial results, net

	September 30, 2012	September 30, 2011
Finance income:
- Interest income	10,782	3,786
- Foreign exchange gains, net	37,409	6,450
- Dividends income	9,917	2,807
- Fair value gains of financial assets at fair value through profit or loss	11,485	3,043
- Gain from repurchase of Non-Convertible Notes	41	-
Finance income	69,634	16,086
Finance costs:
- Interest expense	(83,128)	(64,657)
- Foreign exchange losses, net	(88,103)	(41,881)
- Fair value loss of Financial assets at fair value through profit or loss	(15,605)	(148,042)
- Loss for disposal of financial assets at fair value through profit or loss	(987)	-
- Loss from derivative financial instruments	(1,572)	(39,674)
- Other financial costs	(8,442)	(5,726)
Finance costs	(197,837)	(299,980)
Total financial results, net	(128,203)	(283,894)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Shared-based payments

Established by the Group and subsidiaries

The Group incurred a charge of Ps. 1.7 million and Ps. 1.8 million for the periods ended September 30, 2012 and 2011, respectively, related to the awards granted under the Equity Incentive Plan.

Since June 30, 2012 shares granted under the Equity incentive plan have not vary.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Related party transactions

The following is a summary of the balances with related parties as of September 30, 2012:

Related party	Reference	Description of transaction	Investments in Non-current financial assets	Investments in Current financial assets	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current		Borrowings Non-current	Borrowings Current
Shareholders in general		Dividends	-	-	-	-	-	(3,111)		-	-
Consultores Assets Management S.A. (CAMSA)	4	Reimbursement of expenses	-	-	-	2,368	-	(18)		-	-
Estudio Zang, Bergel & Viñes	4	Advances	-	-	-	125	-	-		-	-
		Reimbursement of expenses	-	-	-	-	-	(5)		-	-
		Other payables	-	-	-	-	-	(5)		-	-
		Legal services	-	-	-	-	-	(867)		-	-
Fundación IRSA	4	Reimbursement of expenses	-	-	-	47	-	(2)		-	-
		Donations	-	-	-	-	-			-	-
Museo de los Niños	4	Reimbursement of expenses	-	-	-	614	-	(18)		-	-
		Leases	-	-	-	600	-			-	-
Directors	4	Reimbursement of expenses	-	-	-	157	-			-	-
		Fees	-	-	-	18,580	(9,100)	(27,632)		-	-
		Convertible notes due 2014	-	-	-	-	-			(5)	-
		Guarantee deposits	-	-	-	-	(20)			-	-
Quality invest S.A.	2	Reimbursement of expenses	-	-	-	6	-			-	-
		Management fees	-	-	-	-	-	(49)		-	-
New Lipstick LLC	3	Reimbursement of expenses	-	-	-	1,322	-			-	-
		Capital contributions	-	-	-	-	-			-	-
Lipstick Management LLC	3	Reimbursement of expenses	-	-	-	442	-			-	-
IRSA Developments LP	3	Reimbursement of expenses	-	-	-	9	-			-	-
		Capital contributions	-	-	-	-	-		(5)	-	-

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Related party transactions (Continued)

Related party	Reference	Description of transaction	Investments in financial assets Non-current	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Inversiones Financieras del Sur S.A.	5	Loans	-	-	-	97	-	(3)	-	-
Elsztain Managing Partners Limited	4	Management fees	-	-	-		-	(26)	-	-
Elsztain Managing Partners Master	4	Capital reductions	-	-	-		-	(1,941)	-	-
Banco Hipotecario S.A.	3	Dividends	-	-	-	30,481	-	-	-	-
		Reimbursement of expenses	-	-	-	297	-	(255)	-	-
		Leases	-	-	-	10	-	-	-	-
		Other payables	-	-	-		-	(1)	-	-
Manibil S.A.	3	Dividends	-	-	-	3,332	-	-	-	-
Cyrsa S.A.	2	Reimbursement of expenses	-	-	-	503	-	(224)	-	-
		Borrowings	-	-	-		-	-	-	(49,040)
Tarshop S.A.	3	Reimbursement of expenses	-	-	-	1,676	-	-	-	-
		Leases	-	-	-	1	-	-	-	-
		Cheks to be deposited	-	-	-	226	-	-	-	-
Nuevo Puerto Santa Fe S.A.	2	Reimbursement of expenses	-	-	-	326	-	(202)	-	-
		Management fee	-	-	-	25	-	-	-	-
Canteras Natal Crespo S.A.	2	Management fees	-	-	-	513	-	-	-	-
		Loans	-	-	-	90	-	-	-	-
		Reimbursement of expenses	-	-	-	459	-	-	-	-
Baicom Neworks S.A.	2	Reimbursement of expenses	-	-	-	148	-	-	-	-
		Management fee	-	-	-	38	-	-	-	-
		Loans granted	-	-	933		-	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Related party transaction (Continued)

Related party	Reference	Description of transaction	Investments in financial assets Non-current	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Puerto Retiro S.A.	2	Reimbursement of expenses	-	-	-	152	-	-	-	-
		Loans granted	-	-	-	2,192	-	-	-	-
		Aportes	-	-	-	101	-	-	-	-
Cactus Argentina S.A.	4	Reimbursement of expenses	-	-	-	4	-	-	-	-
Cresud S.A.C.I.F. y A.	1	Reimbursement of expenses	-	-	-	4,586	-	(275)	-	-
		Reimbursement of expenses	-	-	-	4,865	-	(2,032)	-	-
		Shared services	-	-	-	8,432	-	(51,128)	-	-
		Offices rental	-	-	-	750	-	-	-	-
		Loans	-	-	-	188	-	-	-	-
		Sale of real state property	-	-	-	701	-	-	-	-
		Non-convertible Notes – Cresud S.A.C.I.F y A.	12,026	27,069	-	-	-	-	-	-
Futuros y Opciones.com S.A.	5	Reimbursement of expenses	-	-	-	55	-	(8)	-	-
FyO Trading S.A.	4	Reimbursement of expenses	-	-	-	13	-	-	-	-
Miltary S.A.	4	Reimbursement of expenses	-	-	-	18	-	-	-	-
Helmir S.A.	4	Reimbursement of expenses	-	-	-	1	-	-	-	-
Dolphin Fund Plc.	6	shares/Mutual funds	-	41,000	-	-	-	-	-	-
Total			12,026	68,069	933	84,550	(9,120)	(87,807)	(5)	(49,040)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Related party transaction (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2012:

Related Party	Reference	Rental earned	Fees	Income/expenses of shared services	Legal fees	Interest income / (expenses)	Others
Estudio Zang, Bergel & Viñes	(4)	-	-	-	(2,026)	-	-
Fundación IRSA	(4)	-	-	-	-	-	(1,662)
Directors	(4)	-	(7,086)	-	-	-	-
Canteras Natal Crespo S.A.	(2)	-	36	-	-	4	-
Cyrsa S.A.	(2)	6	-	-	-	-	-
Tarshop S.A.	(3)	1,915	76	-	-	-	-
Baicom Networks S.A.	(2)	-	-	3	-	22	-
Puerto Retiro	(2)	-	-	-	-	(82)	-
Quality Invest S.A.	(2)	-	54	-	-	-	-
Inversiones Financieras S.A.	(5)	-	-	-	-	86
Cresud S.A.C.I. F. y A.	(1)	382	(5,213)	(16,659)	-	558	-
		2,303	(12,133)	(16,656)	(2,026)	587	(1,662)

(1)	Shareholder
(2)	Join venture
(3)	Associate
(4)	Related
(5)	Shareholder of Cresud S.A.C.I.F. and A.
(6)
Since 1996, the Group maintains an investment in Dolphin Fund Plc, an Investment Fund related to the Group´s president. The investment is recorded as financial instruments at fair value through profit and loss. As at September 30, 2012 this investment amounts to Ps. 41 million. During October 2012, there has been additional investment for an amount of US$ 20 million.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Subsequent events

1         Syndicated loan

On November 16, 2012, APSA’s Board of Directors approved the subscription of a syndicated loan agreement entered into by different banking institutions for Ps. 118,000. Principal shall be payable in nine quarterly and consecutive installments and shall accrue interest at a fixed annual nominal rate of 15.01%. Interests shall be payable on a monthly basis.

2.           Ordinary and Extraordinary Shareholders’ meeting

On October 31, 2012, the Company’s Annual Shareholders’ Meeting corresponding to fiscal year 2012 was held in Bolívar 108, 1st floor, Autonomous City of Buenos Aires, in order to consider and approve the following, among other things: (i) the reallocation in the statements of changes in shareholders’ equity related to the recognition of deferred tax liabilities originated in the application of the adjustment for inflation against retained earnings with the view of implementing the IFRS. Because of such reallocation, ”Retained Earnings” whose balance increased from Ps. 115,604 to 266,662, therefore the amount of Ps. 151,058 was allocated to the “Inflation Adjustment to Capital Stock” account, whose balance declined from Ps. 247,387 to Ps. 123,329; (ii) the documentation provided for in Section 234, subsection 1 of the Act 19,550, corresponding to fiscal year ended June 30, 2012; (iii) Board of Directors’ and Supervisory Commission’s management; (iv) treatment and allocation of income for fiscal year ended June 30, 2012, the approval of the payment of cash dividends of Ps. 180,000 (v) Board of Directors’ fees for an amount of Ps. 23,274; (vi) determination of the number and election of the Board of Directors’ regular and alternate members, as well as those of the Supervisory Commission; (vii) the update of the shared-services contract report; (viii) the amendment of Section XVII of the Company’s by-laws in relation to remote Board meetings; (ix) the delegation on the Company's Board of Directors of the implementation of the Incentives Plan and the approval of the final terms and conditions of the program and the Trust Contract; and (x) the approval of APSA's proposal for the repurchase of convertible negotiable obligations (CN) into ordinary shares maturing in 2014, delegating on the Board of Directors the terms and conditions of the CN repurchase option.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Subsequent events (Continued)

3.         Alto Palermo S.A. – Ordinary and extraordinary Shareholders’ meeting

On October 31, 2012, the Company’s Annual Shareholders’ Meeting corresponding to fiscal year 2012 was held in Bolívar 108, 1st floor, Autonomous City of Buenos Aires, in order to consider and approve the following, among other things: (i) the reallocation in the statements of changes in shareholders’ equity related to the recognition of deferred tax liabilities originated in the application of the adjustment for inflation against retained earnings with the view of implementing the IFRS. Because of such reallocation, the amount of Ps. 15,240 was allocated to the “Inflation Adjustment to Capital Stock” account, whose balance declined from Ps. 84,621 to Ps. 69,381. The amount of Ps. 92,090 was allocated to the “Share Premium”, whose balance declined from Ps. 536,300 to Ps. 444,210. As a consequence of the previously mentioned reallocations, the “Retained Earnings” account balance increased from Ps. 35,972 to Ps. 143,302 (ii) the documentation provided for in Section 234, subsection 1 of the Act 19,550, corresponding to fiscal year ended June 30, 2012; (iii) Board of Directors’ and Supervisory Commission’s management; (iv) treatment and allocation of income for fiscal year ended June 30, 2012, the approval of dividends of Ps. 177,000 according to the meeting held on May 23, 2012 and the approval of the payment of additional cash dividends of Ps. 140,000; (v) Board of Directors’ fees for an amount of $35,627; (vi) determination of the number and election of the Board of Directors’ regular and alternate members, as well as those of the Supervisory Commission; (vii) the update of the shared-services contract report; (viii) the amendment of Section XVII of the Company’s by-laws in relation to remote Board meetings; (ix) the delegation on the Company's Board of Directors of the implementation of the Incentives Plan and the approval of the final terms and conditions of the program and the Trust Contract; and (x) the approval of APSA's proposal for the repurchase of convertible negotiable obligations (CNO) into ordinary shares maturing in 2014, delegating on the Board of Directors the terms and conditions of the CNO repurchase option.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the following Exhibit I. This Exhibit includes a breakdown of additional information required by IFRS as of June 30 2012 and July 1, 2011, which is necessary for a proper understanding of these Unaudited Condensed Interim Consolidated Financial Statements and so that they may be presented in a condensed form in conformity with IAS 34.

1.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these unaudited consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1.1	Basis of preparation

(a)	Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its statements of financial position according to the operating cycle of each activity.

The operating cycle for activities related to the Group’s investment property and hotels is 12 months. Therefore, current assets and current liabilities include the assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year. The operating cycle of activities related to the Group’s investment properties for sale depends on each specific project, and thus cannot be clearly defined. In general, assets and liabilities classified as investment properties for sale are realized or discharged over many fiscal years, ranging between two and three years or, in exceptional cases, over a longer period. As a result, and for purposes of classification, the Group has assumed the operating cycle of investment property for sale to be 12 months.

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities are presented separately from each other and from other assets and liabilities as non-current.

(b)	Presentation currency

The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are to Argentine Pesos, references to ‘US$’ or ‘US dollars’ are to United States dollars.

(c)	Fiscal year-end

The fiscal year begins on July 1 and ends on June 30 of the following year. The financial results are presented on a fiscal year basis.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

(d)	Accounting conventions

The Unaudited Condensed Interim Consolidated Financial Statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

(e)	Reporting cash flows

The Group reports cash flows from operating activities using the indirect method. Interest paid is presented within financing cash flows. Interest received is presented within investing activities. The acquisitions and disposals of investment properties are disclosed as cash flows from investing activities because this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed as cash flows from operating activities because these items are routinely sold in the ordinary course of business.

(f)	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major sources of uncertainty are described in Note 4.

1.2	New accounting standards

The following standards, amendments and interpretations have been issued by the IASB and IFRIC, although they are not effective they have been adopted early by the Group in these consolidated financial statements:

IFRS 9 “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments”. The standard incorporates the first part of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 prescribes the classification and measurement of financial assets.  IFRS 9 requires that financial assets are subsequently measured either ‘at amortized cost’ or ‘at fair value’, depending on whether certain conditions are met. In addition, IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the ‘at amortized cost’ category, to be ‘at fair value’ if that designation eliminates or significantly reduces measurement or recognition inconsistencies.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The prescribed category for equity instruments is at fair value through profit or loss, however, an entity may irrevocably opt for presenting all fair value changes of equity instruments not held for trading in other comprehensive income. Only dividends received from these investments are reported in profit or loss.

In October 2010, the IASB issued further additions to IFRS 9. These bring forth the guidance for derecognizing financial instruments and most of the requirements for the classification and measurement of financial liabilities currently included within IAS 39. The additions include amortized cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change is that in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statements of income, unless this creates an accounting mismatch. The remaining phases of the project, dealing with impairment of financial instruments and hedge accounting, have not yet been finalized.

IFRS 9, as well as its additions, shall be applied retrospectively for annual periods beginning on or after January 1, 2015. Earlier adoption is permitted. The Group has adopted IFRS 9 from July 1, 2011, as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The Group has presented all comparative figures in accordance with IFRS 9. The Group’s management has assessed the financial assets and liabilities held by the Group at the date of transition (July 1, 2011).

IFRS 10 “Consolidated Financial Statements”

On May 12, 2011 the IASB issued IFRS 10 “Consolidated Financial Statements” which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 “Consolidation - Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements” and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

 IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

IFRS 11 “Joint Arrangements”

On May 12, 2011 the IASB issued IFRS 11 “Joint Arrangements” which provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IFRS 12 “Disclosure of Interests in Other Entities”

On May 12, 2011 the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IAS 27 (revised) “Separate financial statements”

On May 12, 2011, the IASB issued IAS 27 (revised). The revised standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The revisions are applicable for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IAS 28 (revised) “Associates and joint ventures”

On May 12, 2011, the IASB issued IAS 28 (revised). The revised standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The revisions are applicable for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

Changes in IFRS 1: First-time adoption of International Financial Reporting Standards’

On May 17, 2012, the IASB issued an amendment to IFRS 1 "First-time adoption of International Financial Reporting Standards" as part of its 2009-2011 cycle of annual improvements. The amendment clarifies that the entity may choose to adopt IAS 23 “Borrowing Costs” whether as from the date of transition or an earlier date. As from the date the entity adopts IAS 23, interest costs pursuant to the Argentine GAAP are not reclassified. The revisions are applicable for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.3.	Scope of consolidation

(a) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

IFRS 3 “Business combination” allows up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of income as “Gain on bargain purchases”.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized gains and/ or losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. The majority of subsidiaries have the same year-end as the Group’s, however, a small number of subsidiaries have different year-ends. In these circumstances, special-purpose financial statements prepared as of June 30 of each year are used for purposes of the Group consolidation.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group conducts its business through several operating and holding subsidiaries. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Group and the proportion of ownership interests held equals to the voting rights held by the Group. The country of incorporation or registration is also their place of business. Subsidiaries are shown in alphabetical order.

	06.30.2012
Name of the entity	Place of business / country of incorporation	Main activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI
Direct equity interest of IRSA:
Alafox S.A.	Uruguay	Investment	100.00%	0.00%
Alto Palermo S.A. (APSA)	Argentina	Real estate	95.61%	4.39%
Codalis S.A.	Uruguay	Investment	100.00%	0.00%
Doneldon S.A.	Uruguay	Investment	100.00%	0.00%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	0.00%
Efanur S.A.	Uruguay	Investment	100.00%	0.00%
Hoteles Argentinos S.A.	Argentina	Hotel	80.00%	20.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	0.00%
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	23.66%
Palermo Invest S.A.	Argentina	Investment	100.00%	0.00%
Ritelco S.A.	Uruguay	Investment	100.00%	0.00%
Sedelor S.A.	Uruguay	Investment	100.00%	0.00%
Solares de Santa María S.A.	Argentina	Real estate	100.00%	0.00%
Tyrus S.A.	Uruguay	Investment	100.00%	0.00%
Unicity S.A.	Argentina	Investment	100.00%	0.00%

Interest indirectly held through APSA:
Apsamedia S.A.	Argentina	Consumer financing and advertising (*)	95.61%	4.39%
Arcos del Gourmet S.A.	Argentina	Real estate	84.31%	15.69%
Conil S.A.	Argentina	Real estate	95.61%	4.39%
Emprendimiento Recoleta S.A.	Argentina	Real estate	51.33%	48.67%
Fibesa S.A.	Argentina	Real estate	95.61%	4.39%
Panamerican Mall S.A.	Argentina	Real estate	76.49%	23.51%
Shopping Neuquén S.A.	Argentina	Real estate	93.84%	6.16%
Torodur S.A.	Uruguay	Investment	95.61%	4.39%

(*)	Residual activity

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

	06.30.2012
Name of the entity	Place of business / country of incorporation	Main activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI
Interest indirectly held through Tyrus S.A.:
I Madison LLC	United States	Investment	100.00%	0.00%
IRSA Development LP	United States	Investment	100.00%	0.00%
IRSA International LLC	United States	Investment	100.00%	0.00%
Jiwin S.A.	Uruguay	Investment	100.00%	0.00%
Liveck S.A.	Uruguay	Investment	100.00%	0.00%
Real Estate Investment Group LP (“REIG”)	Bermuda	Investment	64.01%	35.99%
Real Estate Investment Group II LP	Bermuda	Investment	80.54%	19.46%
Real Estate Investment Group III LP	Bermuda	Investment	81.19%	18.81%
Real Estate Investment Group IV LP	Bermuda	Investment	100.00%	0.00%
Real Estate Investment Group V LP	Bermuda	Investment	100.00%	0.00%
Real Estate Strategies LLC	United States	Investment	100.00%	0.00%
Vanker Hills S.A.	Uruguay	Investment	100.00%	0.00%

Interest indirectly held through Efanur S.A.:
Real State Strategies LP	Bermuda	Investment	66.83%	33.17%

	07.01.2011
Name of the entity	Place of business / country of incorporation	Principal activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI
Direct equity interest IRSA:
Alafox S.A.	Uruguay	Investment	100.00%	0.00%
Alto Palermo S.A. (APSA)	Argentina	Real estate	94.89%	5.11%
Codalis S.A.	Uruguay	Investment	100.00%	0.00%
Doneldon S.A.	Uruguay	Investment	100.00%	0.00%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	0.00%
Efanur S.A.	Uruguay	Investment	100.00%	0.00%
Hoteles Argentinos S.A.	Argentina	Hotel	80.00%	20.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	0.00%
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	23.66%
Palermo Invest S.A.	Argentina	Investment	100.00%	0.00%
Ritelco S.A.	Uruguay	Investment	100.00%	0.00%
Sedelor S.A.	Uruguay	Investment	100.00%	0.00%
Solares de Santa María S.A.	Argentina	Real estate	100.00%	0.00%
Tyrus S.A.	Uruguay	Investment	100.00%	0.00%
Unicity S.A.	Argentina	Investment	100.00%	0.00%

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

	07.01.2011
Name of the entity	Place of business / country of incorporation	Principal activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI
Interest indirectly held through APSA:
Apsamedia S.A.	Argentina	Advertising	94.89%	5.11%
Arcos del Gourmet S.A.	Argentina	Real estate	83.68%	16.32%
Conil S.A.	Argentina	Real estate	94.89%	5.11%
Emprendimiento Recoleta S.A.	Argentina	Real estate	50.94%	49.06%
Fibesa S.A.	Argentina	Real estate	94.89%	5.11%
Panamerican Mall S.A.	Argentina	Real estate	75.91%	24.09%
Shopping Neuquén S.A.	Argentina	Real estate	93.13%	6.87%
Torodur S.A.	Uruguay	Investment	94.89%	5.11%
Interest indirectly held through Tyrus S.A.:
I Madison LLC	United States	Investment	100.00%	0.00%
IRSA Development LP	United States	Investment	100.00%	0.00%
IRSA International LLC	United States	Investment	100.00%	0.00%
Jiwin S.A.	Uruguay	Investment	100.00%	0.00%
Liveck S.A.	Uruguay	Investment	100.00%	0.00%
Real Estate Investment Group LP (“REIG”)	Bermuda	Investment	64.01%	35.99%
Real Estate Investment Group II LP	Bermuda	Investment	80.54%	19.46%
Real Estate Investment Group III LP	Bermuda	Investment	81.19%	18.81%
Real Estate Investment Group IV LP	Bermuda	Investment	100.00%	0.00%
Real Estate Investment Group V LP	Bermuda	Investment	100.00%	0.00%
Real Estate Strategies LLC	United States	Investment	100.00%	0.00%
Real Estate Strategies LP	Bermuda	Investment	100.00%	0.00%
Vanker Hills S.A.	Uruguay	Investment	100.00%	0.00%

 (*) Substantially all holding companies do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1) The Group has consolidated the investment in Llao Llao Resorts S.A. considering their percentage of ownership interest held together with the Company's participation in making decisions as agreed in the shareholders’ agreement.

Ownership interest is shown considering ultimate percentage held by the Company. Subsidiaries are either controlled directly by the Company (i.e. APSA), or indirectly by controlling the direct subsidiary, which in turn controls a first-tier subsidiary (i.e. Panamerican Mall S.A. through APSA), or lower-tier subsidiaries (i.e. REIG over which Tyrus S.A. has a 64 % direct controlling interest).

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The total non-controlling interest for the years ended June 30, 2012 are Ps. 390,428. The following non-controlling interests are considered material to the Group:

Subsidiary	Equity attributable to NCI
APSA	40.9
Panamerican Mall S.A.	122.9

The non-controlling interests for the remaining subsidiaries with non-controlling interests aggregate Ps. 226.6 million. None of these subsidiaries have non-controlling interests which are individually considered material to the Group taking into account the substance and nature of their activities (i.e. vehicles for investments in financial instruments).

Summarized financial information on subsidiaries with material non-controlling interests and other information are included in Note 6.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gain or loss on disposals of non-controlling interests are also recorded in equity.

(c)	Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured at its fair value at the date when control is lost, with changes in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(d)	Associates

Associates are all entities over which the Group has significant influence but not control, representing an interest between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the statement of income, and its share of post- acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivable, the Group recognizes such losses until the carrying amount of the associate reduces to zero, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit / (loss) of an associate’ in the statement of income.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Summarized financial information and other information for significant associates are included in Note 8.

(e)	Joint arrangements

Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income in the income statements and in other comprehensive income respectively. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to ‘share of profit / (loss) of an associate and joint venture’ in the statement of income.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

Summarized financial information and other information for significant joint ventures are included in Note 7.

1.4.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, is responsible for allocating resources and assessing performance of the operating segments. The operating segments are included in Note 5.

1.5.	Foreign currency translation

 (a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Argentine Pesos, which is the Group’s presentation currency.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

(b)	Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented net in the statements of income within finance costs and finance income, as appropriate, unless they are capitalized as explained in Note 1.20.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	Assets and liabilities for each statements of financial position presented are translated at the closing rate at the date of that financial position;
(ii)
Income and expenses for each statements of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	All resulting exchange differences are recognized in the statements of comprehensive income.

On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation) all of the exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the company are reclassified to profit or loss.

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.6	Investment properties

Investment properties are those properties owned by the Group that are held either to earn long-term rental income or for capital appreciation, or both, and that is not occupied by the companies in the consolidated Group. Properties occupied by associates or joint ventures are accounted for as investment properties in the consolidated financial statements. Investment property also includes property that is being constructed or developed for future use as investment property. The Group also classifies land whose future use has not been determined yet as investment properties.

Where a property is being partially occupied by the Group, with the rest being held for rental income or capital appreciation, the Group accounts for the portions separately. The portion that is occupied by the Group is accounted for as property, plant and equipment under IAS 16 “Property, Plant and Equipment” and the portion that is held for rental income or capital appreciation, or both, is treated as investment properties under IAS 40 “Investment Properties”.

The Group’s investment properties primarily comprise the Group’s portfolio of shopping centers and offices, farmland leased out to third parties, certain property under development and undeveloped land.

Investment properties are measured initially at cost. Cost comprises the purchase price and directly attributable expenditures, such as legal fees, certain direct taxes, commissions and in the case of properties under construction, the capitalization of financial costs.

Where the Group makes payments to third-party agents for services in connection with negotiating lease contracts with the Group’s lessees, these letting fees are capitalized within the carrying amount of the related investment property and amortized over the lease term.

Borrowing costs associated with properties under development or undergoing major refurbishment are capitalized. The finance cost capitalized is calculated using the Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Finance cost is capitalized as from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Finance cost is also capitalized on the purchase cost of land or property acquired specifically for redevelopment in the short term but only where activities necessary to prepare the asset for redevelopment are in progress.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group has adopted the cost model for all of its investment properties. Therefore, at the date of each statements of financial position, investment properties are carried at amortized cost, less impairment losses, if any. Under the cost model, an investment property is impaired if its carrying amount exceeds its recoverable amount. Where individual components of an item of investment property have different useful lives, they are accounted for as separate items, which are depreciated separately.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. These costs may include the cost of improving or replacing parts that are eligible for capitalization. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged as incurred in the statement of income.

If an investment property becomes occupied by the Group, it is reclassified as property, plant and equipment at the commencement of such occupation. An item of property occupied by the Group is reclassified to investment property when its use has changed and occupation by the Company ceases. Where an investment property undergoes a change in use, evidenced by commencement of development with a view to sale, the property is transferred to trading properties.

Transfers in and out of the respective categories as described above do not change the carrying amount of the properties transferred, and they do not change the cost of the properties for measurement or disclosure purposes.

Land and property under constructions are not depreciated. Depreciation of the remaining investment properties is calculated, based on a component approach, using the straight-line method over the estimated useful life of each component, as follows:

Shopping centers portfolio	Between 16 and 31 years
Office buildings portfolio	Between 12 and 30 years
Other rental properties portfolio	Between 17 and 55 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statements of financial position date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (See Note 1.10).

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Asset transfers, whether assets classified under investments properties are reclassified under other items or vice-versa, may only be carried out where there is a change of use evidenced by: a) commencement of occupation of real property by the owner, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of owner occupation, where it is transferred from property, plant and equipment to investment property; or d) commencement of an operating lease transactions with a third party, where property for sale is transferred to investment property.

The Group may sell its investment property when it considers that such property no longer forms part of the lease business. Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. Gains or losses on disposals or retirements of investment properties are determined by comparing the net disposal proceeds and their carrying amounts at the date of disposal. The gains or losses are recognized in the statements of income and disclosed separately under the line item “Gain from disposal of investment property”.

Proceeds from the sale of such property are accounted for when the material risks and benefits have been transferred to the purchaser. As for unconditional agreements, proceeds are accounted for generally when title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the case of conditional agreements, the sale is accounted for where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method.

1.7.	Property, plant and equipment

This category primarily comprises, buildings or portions of a building used for administrative purposes, machines, computers, and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

The Group has also several hotel properties. Based on the respective contractual arrangements with hotel managers, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under property, plant and equipment.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

All property, plant and equipment (“PPE”) are stated at historical cost less depreciation and accumulated impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost of an item of PPE includes the direct costs attributable to the purchase price.

Borrowing costs incurred for the purpose of acquiring, constructing or producing a qualifying PPE are capitalized as part of its cost. A qualifying PPE is an asset that necessarily takes a substantial period of time to get ready for its intended use. Financial costs are capitalized during the period of construction or production of the eligible asset; such capitalization ceases once the necessary activities for the asset to have the intended use have been completed, or else capitalization is suspended while construction activity is suspended.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized. The carrying amount of those parts that are replaced is derecognized. All other repairs and maintenance are charged to the income statements during the financial period in which they are incurred.

Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives, as follows:

Hotels and facilities	between 14 and 24 years
Other buildings and facilities	between 20 and 50 years
Furniture and fixtures	between 3 and 10 years
Machinery and equipment	10 years
Vehicles	5 years
Others	3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Gains from the sale of these assets are recognized when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Gains and losses on disposals are determined by comparing the proceeds net of direct expenses related to such sales, with the carrying amount as of the date of each transaction. Gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating income, net” in the income statement.

1.8.	Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement.

A Group company is the lessor:

Operating lease – properties leased out to tenants under operating leases are included in “Investment property” in the statements of financial position. See Note 2.27 for the recognition of rental income. The Group does not have any assets leased out under finance leases.

A Group company is the lessee:

Finance lease – leases of assets (specially computer equipment) where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Liabilities corresponding to finance leases, measured at discounted value, are included in current and non-current borrowings.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.9.	Intangible assets

(a)	Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is initially measured as the difference between the fair value of the consideration transferred, plus the amount of non-controlling interest in the acquiree and, in business combinations achieved in stages, the acquisition-date fair value of the previously held equity interest in the acquiree; and the net fair value of the identifiable assets and liabilities assumed on the acquisition date.

At acquisition goodwill is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing (see Note 1.10). Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets, net” in the statements of financial position.

Goodwill may also arise upon investments in associates and joint ventures, being the surplus of the cost of investment over the Group’s share of the fair value of the net identifiable assets. Such goodwill is recorded within investments in associates or joint ventures.

Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment.

(b	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of 3 years.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software product so that it will be available for use; (ii) management intends to complete the software product and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it can be demonstrated how the software product will generate probable future economic benefits; (v) adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and (vi) the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Computer software development costs recognized as assets are amortized over their estimated useful lives, which does not exceed 3 years.

(c) Rights of use

The Group acquired certain rights to exploit land and facilities. These rights primarily comprise the right to exploit the land and attached buildings and facilities known as Arcos del Gourmet (“Arcos”)”.

The Arcos land and attached facilities is owned by ADIF, a governmental agency created for the management of certain state property, particularly assets pertaining to the railway system. The Arcos  are the old warehouse and adjacent spaces below the tracks of the San Martin railway lines. The Group intends to develop an open air shopping project comprising shops, restaurants, cultural spaces and other facilities. The right was acquired as part of the Arcos acquisition and is carried at acquisition cost less accumulated amortization. Amortization is calculated using the straight-line method over the period in which the economic benefits from the use of the asset. The right of use of the Arcos will start to accrue economic benefits once construction works are completed. The Group must pay ADIF a fee on a monthly basis.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.10.	Impairment of assets

(a)	Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units (“CGU”). In order to determine whether any impairment loss should be recognized, the book value of CGU or CGU groups is compared against its recoverable value. Net book value of CGU and CGU groups include goodwill and assets with limited useful life (such as, investment properties, property, plant and equipment, intangible assets and working capital net).

If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent period.

Recoverable amount is the higher of fair value less costs-to-sell and value-in-use. The fair value is the amount at which a cash-generating unit may be sold in a current transaction between unrelated, willing and duly informed parties. Value-in-use is the present value of all estimated future cash flows expected to be derived from CGU or CGU groups.

(b)	Property, plant and equipment, investment property and finite-life intangible assets

At the date of each statements of financial position, the Group reviews the carrying amounts of its property, plant and equipment, investment property and finite-life intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the CGU to which the asset belongs.

If the recoverable amount of an asset or CGU  is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the statements of income.

Assets or CGU that have suffered an impairment loss are revised as of each balance sheet date to assess a potential reversal of such impairment. The impairment loss recognized in prior fiscal years may only be reversed if there has been a change in the estimates used to assess the recoverable value of assets or the CGU since the recognition of the impairment loss.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Where an impairment loss subsequently reverses the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in the statements of income.

1.11.	Trading properties

Trading properties comprises those properties either intended for sale or in the process of construction for sale. Trading properties are carried at the lower of cost and net realizable value. Where there is a change in use of investment properties evidenced by the commencement of development with a view to sale, the properties are reclassified as trading properties at their cost, which is the carrying value at the date of change in use. They are subsequently carried at the lower of cost and net realizable value.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the trading properties to their present location and condition.

Borrowing costs incurred for the purpose of acquiring, constructing or producing a qualifying trading property are capitalized as part of its cost. A qualifying trading property is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalized while acquisition, construction or production is actively underway and cease once the asset is substantially complete or suspended if the development of the asset is suspended.

Net realizable value is the estimated selling price in the ordinary course of business less costs to complete redevelopment and selling expenses. If the net realizable value is lower than the carrying amount, a write-down is recognized for the amount by which the carrying amount exceeds its net realizable value. Write-downs are reversed when circumstances that caused the write-down cease to exist, or when net realizable value increases.

1.12.	Inventories

Inventories primarily comprise inventories from hotel properties and other supplies and materials required to offer different services.

Consumable supplies and inventories from hotel operations are measured at the lower of cost or net realizable value. The cost of consumable supplies, materials and other assets is determined using the weighted average cost method, whereas the cost of the hotel inventories is determined using the first in, first out (FIFO) method.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories and materials are initially recognized at cash price, and the difference being charged as finance cost.

1.13	Financial instruments

(a)	Classification

The Group has adopted IFRS 9 in advance as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows.

Accordingly, the Group classifies its financial assets in the following categories: those to be measured subsequently at fair value, and those to be measured at amortized cost. This classification depends on whether the financial asset is a debt or an equity investment.

Debt investments

(i) Financial assets at amortized cost

A debt investment is classified as “amortized cost” only if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in the debt investment are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

As of June 30, 2012 and July 1, 2011, the Group’s financial assets at amortized cost comprise cash and cash equivalents and trade and other receivables, net.

(ii) Financial assets at fair value through profit or loss

If either of the two criteria above is not met, the debt instrument is classified as “fair value through profit or loss”. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.

Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

As of June 30, 2012 and July 1, 2011 the Group’s financial assets at fair value through profit or loss comprise derivate financial instruments, mutual funds, mortgage bonds, government bonds and preferred shares.

Equity investments

All equity investments, which are not subsidiaries associate companies and joint venture of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss.

The Group decided to recognize changes in fair value of equity investments through changes in profit or loss.

Changes in fair values and gains from disposal of equity investments at fair value through profit or loss and dividends income are recorded within “Financial results, net” in the statements of income.

(b)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or loss are expensed in the income statement.

In general, the Group uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In the other cases, the Group records a gain or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable transactions observable in the market for the same type of instrument or if based on a technical valuation that only inputs observable market data. Unrecognized gains or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in factors (including time) that market participants would consider upon setting the price.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Gains/losses on debt instruments measured at amortized cost and not identified for hedging purposes are charged to income where the financial assets are derecognized or an impairment loss is recognized, and during the amortization process under the effective interest method.

All equity investments, which are not subsidiaries, associate companies and joint venture of the Group, are measured at fair value.

The Group is required to reclassify all affected debt investments when and only when its business model for managing those assets changes.

(c)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) the can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated statements of income. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated statements of income.

(d)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.14	Derivate financial instruments

Derivatives are initially recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group manages exposures to various risks using hedging instruments that provide the appropriate economic outcome. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used commodity future contracts, put and call options, foreign exchange contracts and interest rate swaps as deemed appropriate.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. To date the Group has not applied hedge accounting to any of its derivative financial instruments. Trading derivatives are classified as a current asset or liability on the statements of financial position. Gains and losses on other derivatives are classified within “Financial results, net”.

The fair values of financial instruments that are traded in active markets are computed by reference to market prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

1.15	Foreign-currency convertible debt

Foreign currency denominated convertible debt that is settled by delivering a fixed number of the issuing entity own equity instruments in exchange for a fixed amount of foreign currency fails the “fixed-for-fixed” requirement. Accordingly, the Group classifies the entire instrument as a financial liability in accordance with IAS 32 “Financial instruments: Presentation” and subjects its recognition and measurement to the IFRS 9 “Financial instruments” provisions. The conversion option is an embedded derivative that is not clearly and closely related to the debt host instrument because the risks inherent in the derivative (equity risk) and the host are dissimilar. Therefore, the conversion option has been separated and classified as a derivative liability. The carrying value of the debt host contract at initial recognition is the difference between the consideration received and the fair value of the embedded derivative. The host foreign-currency debt is subsequently re-measured at amortized cost using the effective interest rate method and then translated at each reporting date using the closing. exchange rate. Changes in the fair value of the embedded derivative are recognized in profit or loss for the period in which they arise under the line item “Financial results, net”.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.16	Trade and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

An allowance for bad debts is recorded where there is objective evidence that the Group may not be able to collect all receivables within their original payment term. Indicators of bad debts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankruptcy, or any event of default or past due account.

In the case of larger homogeneous receivables, the impairment provision is calculated on an individual basis. When assessed individually, the Group records an provision for impairment which amounts to the difference between the value of the discounted expected future cash flows of the receivable  and its carrying amount, taking into account the existing collateral, if any. This provision takes into consideration the financial situation of the debtor, the resources, payment track-record and, if applicable, the value of collateral.

The Group collectively evaluates for impairment smaller-balance homogeneous receivables, which are grouped on the basis of similar risk characteristics, taking into account asset type, collateral type, past-due status and other relevant factors. The Group applies allowance factors, which in the judgment of management represent the expected losses over the life of the receivables. In determining those factors, the Group considers the following: (i) delinquencies and overall risk ratings, (ii) loss history and the general behavior of clients, (iii) trends in volume and terms of receivables, (iv) the experience and depth of the debtors’ management, (v) national and local economic trends, (vi) concentrations of credit by individual credit size and by class of receivable, and (vii) the effect of other external factors.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of a provision account, and the amount of the loss is recognized in the statements of income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.17.	Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

1.18.	Tenant deposits

The Group generally obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposits generally equivalent to one month of lease rentals. Such deposits are treated as both a financial assets and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (refer to Note 1.26 for the recognition of rental income). The deposits are subsequently measured at amortized cost.

1.19.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

1.20.	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

The Group capitalizes borrowing costs on qualifying investment properties, property, plant and equipment and trading properties.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.21.	Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are not recognized for future operating losses.

The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized in the statements of income.

1.22.	Employee benefits

(a)	Pension obligations

The Group operates a defined contribution plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are incurred.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(c)	Bonus plans

The Group recognizes a liability and an expense for bonuses based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.23.	Share-based payments

The Group operates an equity incentive plan, under which certain selected employees, directors and top management of the Company, CRESUD and APSA have a right to receive shares of their respective employer companies, although they must remain with the employer entity for a certain period of time.

The fair value of the equity settled awards is measured at the date of grant. Management measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations.

The fair value of the share-based payment is expensed and charged to income under the straight-line method over the vesting period in which the right to the equity instrument becomes irrevocable (“vesting period”); such value shall be based on the best available estimate of the number of equity instruments expected to vest. Such estimate shall be revised provided subsequent information available indicates that the number of equity instruments expected to vest differs from original estimates.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately in the statement of income. Any payment made by a counterparty due to cancellation of share-based payment shall be accounted for as a repurchase of equity instruments (that is, it is deducted from shareholders’ equity) unless the payment exceeds the fair value of the repurchased equity instruments valued on the repurchase date.  The excess, if any, shall be accounted for as an expense.

1.24.	Current and deferred income tax

Tax expense for the year comprises the charge for tax currently payable and deferred income. Tax is recognized in the statements of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statements of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statements of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the to remit overseas earnings in the foreseeable future in a way that would result in a charge to extent that, at the date of the statements of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

Entities in Argentina are subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges within the applicable 10-year period, the Group recognizes the MPIT as a current or non-current receivable, as applicable, within “Trade and other receivables” in the statements of financial position.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.25.	Cash and cash equivalents

In the consolidated statements of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less.

1.26.	Revenue recognition

The Group is engaged in diverse operations primarily including; investment and development properties and hotel operations. Revenue is measured at the fair value of the consideration receiver or receivable.

Revenue derived from the sale of property is recognized when: (a) material risks and benefits derived from title to property have been transferred; (b) the company does not retain any management function on the assets sold nor does it have any control whatsoever on such assets; (c) the amount of revenues and costs associated to the transaction may be measured on a reliable basis; and (d) the company is expected to accrue the economic benefits associated to the transaction.

Revenue derived from the provision of services is recognized when (a) the amount of revenue and costs associated to the services may be measured on a reliable basis; (b) the company is expected to accrue the economic benefits associated to the transaction, and (c) the level of completion of services may be measured on a reliable basis.

Investment property activities:

•	Shopping centers portfolio

Revenues derived from business activities developed in the Group’s shopping centers mainly include rental income under operating leases, admission rights, commissions and revenue from several services provided to the Group’s lessees.

All lease agreements in Argentina are cancelable pursuant to Argentine Law 23,091 “Lease law” as amended by Law 24,808 “Lease Law”. Under the law, a lease is not cancelable within the first six months of the agreement, but provides that after that initial non-cancelable period, tenants may rescind agreements at any time upon giving prior written notice to lessors. The Law establishes that payments in connection with a rescission of the lease agreement to be made to the lessor are equivalent to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group analized the definition of the lease term in IAS 17, for its cancelable option, and which provides that a non-cancelable lease is a lease that is cancelable only (a) upon the occurrence of some remote contingency, (b) with the permission of the lessor, (c) if the lessee enters into a new lease with the same lessor or (d) upon payment by the lessee of such an additional amount that, at inception of the lease, continuation of the lease is reasonably certain.

The Group has determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. The Group concluded that, even though a lease is cancelable under the law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. The Group reached this conclusion based on factors such as (i) the strategic geographical location and accessibility to customers of the Group’s investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains), (iii) limited availability of identical revenue-producing space in the areas where the Group’s investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of the Group’s tenants only have stores in shopping centers with a few or none street stores.

Lessees of shopping centers are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Supplementary Rent”), which generally ranges between 4% and 10% of gross sales. Moreover, in accordance with agreements entered into for most locations, the Base Rent is subject to scheduled increases, typically between 7% and 12% per year over the term of the lease.

In addition, some lease contracts include provisions that set forth variable rent based on specific volumes of sales and other types of ratios.

Rental income from shopping center properties leased out under operating leases is recognized in the statements of income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent reviews are recognized when such reviews have been agreed with tenants.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Tenants in the Group’s shopping centers are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the statements of income under a straight-line basis over the term of the respective lease agreement.

The Group acts as its own leasing agent for arranging and closing lease agreements in its shopping center properties and consequently earns letting fees. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the statements of income on a straight-line basis over the term of the lease agreements.

Lease contracts also provide that common area maintenance expenses of the Group’s shopping centers are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance expenses include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping centers. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases.

Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Under the lease contracts entered into, lessees also agree to participate in collective promotion funds (“FPC”) to be used in advertising and promoting the Group’s shopping centers. Each lessee’s participation is generally calculated as a percentage of the monthly rent accrued. Revenue so derived is also included under rental income and services segregated from advertising and promotion expenses. Such expenses are charged to income when incurred.

On the other hand, revenue includes income from managed operations and other services such as car parking lots. Those revenues are recognized on an accrual basis as services are provided.

•	Office and other rental properties portfolio

Rental income from office and other rental properties include rental income from office leased out under operating leases, income for services and expenses recovery paid by tenant.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Rental income from office and other rental properties leased out under operating leases is recognized in the income statements on a straight-line basis over the term of the leases (‘rent averaging’). When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, are recorded as income in the periods in which they are collected. Rent reviews are recognized when such reviews have been agreed with tenants.

A substantial portion of the Group’s leases require the tenant to reimburse the Group for a substantial portion of operating expenses, usually a proportionate share of the allocable operating expenses, Such property operating expenses includes necessary expenses such as property operating, repairs and maintenance, security, janitorial, insurance, landscaping, leased properties and other administrative expenses, among others. The Group considered that it acts as a principal in these cases. The Group accrues reimbursements from tenants as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

•	Development property activities:

Revenue primarily comprises the proceeds from the sale of trading properties. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange). For conditional exchanges, sales are recognized when these conditions are satisfied.

The Group applies IFRIC 15 “Agreements for the Construction of Real Estate”. IFRIC 15 gives guidance as to which standard applies when accounting for the construction of real estate; that is IAS 11 “Construction Contracts” or IAS 18 “Revenue”. IFRIC 15 interprets that an agreement meets the definition of a construction contract under IAS 11 when the buyer is able to specify the major structural elements of the design of the property either before or during construction. Furthermore, IFRIC 15 interprets that an agreement is for the sale of goods under IAS 18 when construction takes place independently of the agreement and the buyer has only a limited ability to influence the design. The Group has assessed the nature of its agreements and determined that they are within the scope of IAS 18. As a result, the Group recognizes revenue from the sale of open market private homes and commercial units entirely at the point of legal completion in accordance with IAS 18.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. Sometimes, the Group also receives monetary assets (i.e. cash) as part of the transactions. The legal title together with all risks and rewards of ownership to the land are transferred to the developer upon sale. The Group generally requires the developer to issue surety insurances or to mortgage the land in favor of the Group as performance guarantee. In the event the developer does not fulfill its obligations, the Group forecloses the land through the execution of the mortgage or the surety insurances, together with a cash penalty.

The Group determines that its barter transactions have commercial substance and that the conditions for revenue recognition on the transfer of land are met at the time the transaction takes place. Revenue is then recognized at the fair value of the goods to be received (i.e. the residential apartments to be constructed), adjusted by the amount of cash received, if any. In exchange for the land given up, the Group receives cash, if any, and an in-kind receivable. The in-kind receivable is initially recognized at fair value and is not subsequently remeasured. The in-kind receivable is classified as trading property in the statements of financial position.

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the significant risks and rewards are transferred to the buyer. This will normally take place when the title deeds are transferred to the homebuyer.

On the other hand, the Group may market the residential apartments during construction or even before construction commences. In these situations, homebuyers generally surrenders a downpayment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the unfulfillment of the developer's obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

Hotel operations of the Group:

Revenue from hotel operations primarily comprises room accommodation, catering and other services. Revenue from product sales are recognized when the product is delivered and the significant risks and rewards of ownership are transferred to the buyer. Revenues from sales of services are recognized when the service is rendered. All other revenues are recognized on an accruals basis.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.27.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

1.28.	Earnings per share

Basic profit / (loss) per share is calculated by dividing the net profit / (loss) for the year attributable to equity holders of the parent by the weighted average number of common shares outstanding during the year. Diluted net profit / (loss) per share is computed by dividing the net profit / (loss) for the year by the weighted average number of common shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

In computing diluted profit / (loss) per share, income available to common shareholders used in the basic profit / (loss) per share calculation is adjusted to add back the after-tax amount of interest recognized in the year with respect to any debt convertible to common stock. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted profit / (loss) per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted profit / (loss) per share excludes potential common shares if their effect is anti-dilutive. See Note 34 for details.

1.29.	Dividend distribution

Cash dividend distribution to the Group’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved.

As indicated in Note 27, the Group has been refunded dividends deposited with the Caja de Valores. Such amounts have been recorded either under Retained Earnings, if already forfeited or under Dividends payable, if not forfeited.

2.	Acquisitions and disposals

Year ended June 30, 2012

Acquisition of Associates

Bitania 26 S.A.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Acquisitions and disposals (Continued)

On December 12, 2011, the Group, through Ritelco S.A., acquired the 49% of the capital stock of Bitania 26 S.A., an Argentine company who owns “Esplendor Savoy” hotel in the city of Rosario, Santa Fe Province. The purchase price was US$ 5.0 million and was paid in cash.

Acquisition of Joint Ventures

Nuevo Puerto Santa Fe S.A.

On August 18, 2011, the Group, through APSA, acquired the 50% of the capital stock of Nuevo Puerto Santa Fe S.A. (“NPSF”), an Argentine company that owns the usage and exploitation rights for a new shopping mall in the province of Santa Fe. The purchase price was US$ 4.5 million payable in equal and consecutive monthly installments as from February, 2013.

Acquisition of non-controlling interest

APSA

During the year ended June 30, 2012, the Group acquired an additional equity interest of 0.038% in APSA for a total consideration of 0.8 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.4 million. The effect on shareholders’ equity of this change in the equity interest in APSA is summarized as follows:

Ps.
Book value of the non-controlling interest purchased by the Group	350
Consideration	(752)
Loss on the acquisition booked in shareholder's equity	(402)

Arcos

On September 7, 2011, the Group, through APSA, acquired additional shares representing 8.185% of its subsidiary Arcos for US$ 4.5 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.2 million. The effect on shareholders’ equity of this change in the equity interest in APSA is summarized as follows:

Ps.
Book value of the non-controlling interest purchased by the Group	188
Consideration	(16,208)
Loss on the acquisition booked in shareholder's equity	(16,020)

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Acquisitions and disposals (Continued)

 Purchase of financial assets

Purchase of preferred shares and warrants Supertel Hospitality Inc. (“Supertel”)

On February, 2012, the Group, through its subsidiary Real Estate Strategies L.P., acquired 3 million of preferred shares and 30 million of Supertel´s warrants for a total amount of US$ 30 million. Supertel is a Real Estate Investment Trust that focuses its activity on medium class long-stay hotels and. Supertel owns approximately 101 hotels in 23 states of the United States of America, which are managed by diverse operators and franchises, such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

The mentioned preferred shares accrue a preferred dividend of 6.25% per annum and are convertible into 30 million common shares at a fixed price of US$ 1 per share. Subject to certain limitations, they can be exercised completely or partially at any time until February, 2017. Preferred shares grant the Group, the same politic rights as those of Supertel´s common shares.

Warrants grant the Group the right to acquire 30 million Supertel’s common shares at a fixed price of US$ 1.20 per share. Subject to certain limitations, these warrants can be exercised completely or partially at any time until February  2017.

As a holder of Preferred Shares, the Group has approximately 34% of the voting rights in Supertel's Shareholders' Meetings. Additionally, the Group is entitled to appoint up to 4 directors, out of a total of 9, and participates in the decision-making process of Supertel’s Executive Committee concerning the acquisition, disposal and administration of Supertel's real estate assets. However, under no circumstances may the Group hold an interest in Supertel of more than 34% of its capital stock and/or more than 34% of the voting rights in Supertel’s Shareholders’ Meetings.

In spite of the fact that the Group exerts significant influence on Supertel, neither the Preferred Shares nor the Warrants entitle the Group to the economic benefits of an equity interest in Supertel (the Group does not have any equity interest in Supertel). Therefore, the Preferred Shares and Warrants were recorded as financial assets and measured at fair value, and the resulting changes were disclosed in the statements of income, as required by IFRS 9 and IAS 39.

When initially recognized, the consideration paid for the Preferred Shares and Warrants was allocated to both instruments, based on their respective fair values upon acquisition. The fair values of these instruments exceeded the price of the transaction and were assessed using a valuation method that incorporates unobservable market data. Given the fact that the fair values of these instruments were estimated by applying a valuation method that incorporates unobservable market data, the Group did not recognize a gain of Ps. 34.3 million at the time of initial recognition.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Acquisitions and disposals (Continued)

Contribution to Don Mario S.G.R.

On June 29, 2012, the Group, through APSA, effectively made a contribution in the amount of Ps. 10,000 to Don Mario S.G.R., a reciprocal guarantee company under Argentine law. The SGRs are legal entities created for promoting financing for the small and medium business (PYME) and for reactivating national economy. SGRs are funded through the contributions of investors who, in turn, obtain tax benefits. The SGRs act in their capacity of guarantors for PYMES in relation to the loans they receive from financial institutions. The funds received are generally invested in fixed-term deposits by the SGRs. The Group has received five shares with a nominal value of Ps. 0.005. These shares are symbolic and merely represent the Group’s rights in the investment. These shares do not grant control or significant influence over the entity’s activities. APSA must maintain the investment in the SGR for a period of 2 years in order to make use of the tax benefit

Acquisition of Cresud’s corporate notes

On March 10, 2011 and June 21, 2012, the Group through ERSA acquired Cresud S.A.C.I.F. y A.’s Non-convertible Notes for US$ 2.5 million and Ps. 13.74 million, respectively.

Additionally, on June 21, 2012, the Group through PAMSA acquired Cresud S.A.C.I.F. y A.’s Non-convertible Notes for a total amount of Ps. 19.2 million.

Acquisition of undeveloped land

Luján plot of land

On May 22, 2012, the Group through APSA acquired a plot of land of 115 hectares in Lujan, Province of Buenos, which was owned by Cresud S.A.C.I.F. y A for an amount of US$ 8.96 million, which has been fully paid as of June 30, 2012.

Significant sale of investment properties

On October 17, 2011, the Group through IRSA sold certain functional units in the real property known as “Libertador 498” in the Autonomous City of Buenos Aires. The total transaction price amounted to US$ 2.5 million and was collected as of June 30, 2012. This transaction generated a gain of US$ 8.1 million.

On October 25, 2011, the Group through IRSA sold the property “Thames” located in the province of Buenos Aires. The total transaction price amounted to US$ 4.7 million and was collected as of June 30, 2012. This transaction generated a gain of US$ 15.8 million.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Acquisitions and disposals (Continued)

Likewise, the Group though IRSA sold in two separate transactions performed in March and May, 2012, all the functional units from the property known as "Museo Renault" at Figueroa Alcorta 3301 of the Autonomous City of Buenos Aires. The total price agreed amounted to US$ 11.7 million. In connection with the sale of corporate notes completed in May 2012, the amount of US$ 3.3 million was agreed upon to be paid in two annual mortgage-backed installments over a 12 month period, at an annual interest rate of 8.5%. The transactions referred to above resulted in a gain of Ps. 23.9 million.

On May 23, 2012, the Group through IRSA signed the title conveyance deed for the functional unit 1 of the property identified as “Sarmiento 517”. The total amount agreed was US$ 0.05 million.

On June 16, 2012, the Group through IRSA sold and transferred a covered area of 4,703 square meters for offices and 46 car parking spaces and 4 complementary units to be used as storage units in the building identified as Yacht V and VI of the complex known as “Puerto del Centro”, located in Dique IV, Puerto Madero. The amount of the transaction was Ps. 69 million, which was paid by the buyer upon execution of the conveyance deed. The result for this transaction amounted to Ps. 53.7 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 41,193 square meters.

3.	Financial risk management

           Risk management principles and processes

The risk management function within the Group is carried out in respect of financial risks. Financial risks are risks arising from financial instruments to which the Group is exposed during or at the end of the reporting period. Financial risk comprises market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, liquidity risk and capital risk.

The Group’s diverse activities are exposed to a variety of financial risks in the normal course of business. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies.

The Group’s principal financial instruments comprise cash and cash equivalents, receivables, payables, interest bearing assets and liabilities, other financial liabilities, other investments and derivative financial instruments. The Group manages its exposure to key financial risks in accordance with the Group’s risk management policies.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management(Continued)

The Group’s risk management policies are established to all its subsidiaries companies in order to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, comprising Senior Management and a member of the Audit Committee, which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

(a)	Market risk management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities and equity securities price risks, to the extent that these are exposed to general and specific market movements. The Group sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

The examples of sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rate and changes in foreign currency rates.

Foreign exchange risk:

The Group publishes its consolidated financial statements in Argentine Pesos but conducts business in many foreign currencies. As a result, the Group is subject to foreign currency exchange risk due to exchange rate movements, which affect the Group’s transaction. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management(Continued)

The real estate activities of the Group’s subsidiaries are primarily located in Argentina where the Argentine Peso is the functional currency. A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (Principally the Argentine Peso), thus not exposing the Group to foreign exchange risk. However, in the ordinary course of business, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US dollars The Group’s net financial position exposure to the US dollar is managed on a case-by-case basis, by entering into different derivative instruments and/or by borrowing in foreign currencies. Exposure to other foreign currencies has not been significant to date.

The following table shows the Company’s US dollar-denominated net carrying amounts of its financial instruments broken down by the functional currencies in which the Company operates. Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The amounts are presented in Argentine Pesos, the presentation currency of the Company:

Net monetary position (Liability)/Asset
Functional currency	06.30.2012
Argentine Peso.	(1,546,228)
Total	(1,546,228)

Based on materiality grounds, the table below shows the Group’s sensitivity to foreign exchange rates on its US dollar-denominated financial instruments. The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would decrease profit before income tax for the year ended June 30, 2012 for an amount of Ps. 154.6 million. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statements of income.

This sensitivity analysis provides only a limited, point-in-time view of the foreign exchange risk sensitivity of certain of the Group’s financial instruments. The actual impact of the interest rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management(Continued)

Interest rate risk:

The Group is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

The primary objective of the Group’s investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the Group diversifies its portfolio in accordance with the limits set by the Group. The Group maintains a portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, the Group’s investment income may fall short of expectations or the Group may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. As of June 30, 2012, the Group has not utilized derivative financial instruments to hedge interest rate risk on investments; however, the Group may employ hedging strategies in the future if deemed appropriate.

As the Group’s investments on this type of financial instruments subject to this risk are not significant, changes in market interest rates do not have any significant direct effect on the Group’s income.

The Group’s interest rate risk principally arises from long-term borrowings (Note 22). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

The Group occasionally manages its cash flow interest rate risk exposure by different hedging instruments, including but not limited to interest rate swap, depending on each particular case. For example, interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates or viceversa.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

The interest rate risk policy is approved by the Board of Directors. Management analyses the Group’s interest rate exposure on a dynamic basis. Various scenarios are simulated, taking into consideration refinancing, renewal of existing positions and alternative financing sources. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The scenarios are run only for liabilities that represent the major interest-bearing positions. Trade payables are normally interest-free and have settlement dates within one year. The simulation is done on a regular basis to verify that the maximum potential loss is within the limits set by management.

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases). All amounts are shown in thousands of Argentine Pesos, the Group’s presentation currency:

		06.30.2012
	Functional currency
Rate per currency	Argentine Peso	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	51,382	-	51,382
US dollar	2,096,324	35,700	2,132,024
Subtotal fixed-rate borrowings	2,147,706	35,700	2,183,406
Floating rate:
Argentine Peso.	398,829	-	398,829
US dollar	-	22,635	22,635
Subtotal variable rate borrowings	398,829	22,635	421,464
Total borrowings as per analysis	2,546,536	58,335	2,604,870
Finance leases	1,423	-	1,423
Total borrowings as per statements of financial position	2,547,958	58,335	2,606,293

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the year ended June 30, 2012, in Ps. 126,063. A 1% decrease in floating rates would have an equal and opposite effect on the statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

		06.30.2012
	Functional currency
Rate per currency	Argentine Peso	Uruguayan Peso	Total
Variable rate:
Argentine Peso.	3,904	-	3,904
US dollar	-	226	226
Total effects on Profit before income tax	3,904	226	4,130

The sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group’s financial instruments. The actual impact of the interest rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Other price risk

The Group is exposed to equity securities price risk or derivative financial instruments because of investments held in entities that are publicly traded (TGLT, Hersha and Supertel) which are classified on the consolidated statements of financial position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

The table below shows the Group’s sensitivity to equity securities price risk. The Group estimates that, other factors being constant, a 10% decrease in equity securities quoted prices at year-end would decrease profit before income tax for the years ended June 30, 2012. As flollows:

Decrease profit before income tax (in millions)
Company	06.30.2012
TGLT	6.5
Hersha	43.3
Supertel	15.8
Total	65.6

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management(Continued)

(b)	Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group.

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables. Credit risk is managed on a country-by-country basis. Each local entity is responsible for managing and analyzing the credit risk.

The Group’s policy is to manage credit exposure to deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high quality credit. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statements of financial position.

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counterparty. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that the Group has with that counterparty.  The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

The Group’s policy is to manage credit risks associated with trade and other receivables within defined trading limits. All Group’s significant counterparties have internal trading limits.

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping centers, office and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). The Group has a large customer base and is not dependent on any single customer.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management(Continued)

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 91.7% and 73 % of the Group’s total trade receivables as of June 30, 2012 and July 1, 2011, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, office and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the provision for impairment of receivables is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties. See details in Note 15.

On the other hand, property receivables related to the sale of trading properties represent 4.7% and 9.3% of the Group’s total trade receivables as of June 30, 2012 and July 1, 2011, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

(c) Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statements of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

The Group monitors its current and projected financial position using several key internally generated reports: cash flow; debt maturity; and interest rate exposure. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

The Group’s debt and derivative positions are continually reviewed to meet current and expected debt requirements. The Group maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with Group’s needs, by spreading the repayment dates and extending facilities, as appropriate.

The tables below show financial liabilities, including Group’s derivative financial liabilities groupings based on the remaining period at the statements of financial position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statements of financial position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statements of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the projected interest rates implied by yield curves at the reporting date.

At June 30, 2012	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	203,151	136,294	-	410	1,334	341,189
Borrowings (excluding finance lease liabilities)	521,826	387,821	180,960	176,499	2,360,094	3,627,200
Finance leases	1,060	149	123	107	107	1,546
Derivative financial instruments	-	-	-	-	-	-
Total year	726,037	524,264	181,083	177,016	2,361,535	3,969,935

At July 1, 2011	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	321,460	6,647	605	605	605	329,922
Borrowings	662,960	460,744	207,787	334,715	2,365,468	4,031,674
Derivative financial instruments	8,353	-	-	-	-	8,353
Total year	992,773	467,391	208,392	335,320	2,366,073	4,369,949

(d) Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 25. The Group’s equity is analyzed into its various components in the statements of changes in equity.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management(Continued)

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The Group seeks to manage its capital requirements to maximize value through the mix of debt and equity funding, while ensuring that Group entities continue to operate as going concerns, comply with applicable capital requirements and maintain strong credit ratings.

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e. debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group’s property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group’s dividend distribution policy. The Group also protects its equity in assets by taking out insurance.

The Group’s strategy is to maintain key financing metrics (net debt to total equity ratio or gearing and debt ratio) in order to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details a number of the Group’s key metrics in relation to managing its capital structure. The levels of these metrics are within the ranges established by the Group’s strategy.

	06.30.2012	07.01.2011
Gearing ratio (i)	46.16%	43.70%
Debt ratio (ii)	74.35%	66.93%

(i)	Calculated as total debt (including current and non-current borrowings) divided by total capital (including equity plus total debt). Share of joint ventures is not considered in the calculation.
(ii)	Calculated as total debt divided by total properties and investments (including trading properties and property investments and fields). Share of joint ventures is not considered in the calculation.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

(e) Other non-financial risks

Property risk:

           There are several risks affecting the Group’s property investments. The composition of the Group’s property portfolio including asset concentration and lot size may impact liquidity and relative property performance. The Group has a large multi-asset portfolio and monitors its concentration and average investment property lot size.

A change in trends and economic conditions causes shifts in customer demands for properties with impact on new lettings, renewal of existing leases and reduced rental growth. Also changes increase risk of tenant insolvencies. The Group conducts several actions to mitigate some of these risks whenever possible. The variety of asset types and geographical spread as well as a diversified tenant base, with monitoring of tenant concentration, helps mitigating these risks.

The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people, the level of sales of each shopping center rental unit, the increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. Argentine Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half month rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds during the second year of the lease. The exercise of such rescission rights could materially and adversely affect the Group.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

Risks associated with development properties activities include the following: the potential abandonment of development opportunities; construction costs exceeding original estimates, possibly making a project uneconomical; occupancy rates and rents at newly completed projects may be insufficient to make the project profitable. On the other hand, the Group’s inability to obtain financing on favorable terms for the development of the project; construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and the Group’s inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions; prices for residential units may be insufficient to cover development cost. The Group also takes several actions to monitor these risks and respond appropriately whenever it is under its control. The Group has in-house property market research capability and development teams that monitor development risks closely. The Group generally adopts conservative assumptions on leasing and other variables and monitors the level of committed future capital expenditure on development programs relative to the level of undrawn facilities.

The Group’s hotel properties face specific risks as well. The success of the Group’s hotel properties will depend, in large part, upon the Group’s ability to compete in areas such as access, location, quality of accommodations, room rate structure and the quality and type of services offered. The Group’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In addition, their profitability depends on (i) the Group’s ability to form successful relationships with international operators to run the hotels; (ii) changes in travel patterns, including seasonal changes; and (iii) taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

4.	Significant judgments, key assumptions and estimates

The Group’s significant accounting policies are stated in Note 1. Not all of these significant accounting policies require management to make subjective or complex judgments or estimates. The following section is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimation involved in their application and their impact on the consolidated financial statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

4.1.	Significant key assumptions and estimates

(a)	Business combinations – purchase price allocation

The acquisition of subsidiaries is accounted for using the purchase method. Accounting for business combinations requires the allocation of the Group’s purchase price to the various assets and liabilities of the acquired business at their respective fair values. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. These assumptions may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

(b)	Impairment testing of goodwill and other non-current assets

As of the closing date, the Group reviews the carrying amounts of property, plant and equipment, finite-life intangible assets and investment property in order to identify if there are events or circumstances that indicate a decline in the recoverable amount of these assets. The indications that must be taken into account in the analysis are, among other points, physical damage or significant changes to the manner in which the asset is used, worse than expected economic performance or a drop in revenues. When the asset does not generate independent cash flows from others assets, the Group estimates the recoverable value of the cash-generating unit to which the asset relates.

Goodwill is not amortized but it is tested for impairment on an annual basis, or more frequently if there is an indication of impairment. For the purposes of the impairment testing, goodwill is to be allocated since acquisition among each of the cash generating units or groups of cash generating units that are expected to benefit from the synergies of the respective business combinations, regardless of the allocation of other assets or liabilities owned by the acquired entity to these cash-generating units or groups of cash-generating units.

If the recoverable value of an asset or cash-generating unit is lower than its carrying value, the carrying value of the asset or cash-generating unit is thus written down to its recoverable value. Impairment losses are immediately recorded in the statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates(Continued)

Given the nature of the Group’s assets and activities, most of its individual assets do not generate cash flows independently from the CGU. Therefore, the Group estimates the recoverable value of the CGU for the purposes of the impairment test. Each business center, office building and undeveloped property is generally considered as an independent CGU.

There was no indication of impairment for any of the reported years. Therefore, the Group carried out impairment tests only on such cash-generating units to which goodwill was allocated.

The following table shows the amounts corresponding to goodwill and to non-current assets other than the goodwill of cash-generating units with allocated goodwill for fiscal year ended June 30, 2012 and as of the transition date, July 1, 2011.

Cash-generating unit	Country	Segment	Valuation method	06.30.2012	06.30.2011
Torre Bank Boston	Argentina	Offices and other lease properties	Discounted cash flows	5,481	5,481
Museo Renault	Argentina	Offices and other lease properties	Discounted cash flows	-	2,951
Conil	Argentina	Sales and developments	Market comparables	343	343
Value at year end of non-current assets other than goodwill (i)				151,509	154,179
Total assets allocated to Cash-generating units				157,333	162,954

(i) Non-current assets include investment properties (principally shopping centers and offices), property, plant and equipment, intangible assets and net working capital.

The Group carried out the impairment test on this CGUs on the basis of its fair value less the cost of sale and concluded that no impairment should be recognized on the value of these assets for any of the reported years.

The fair value less the cost of sale of the CGUs in the segments "Offices” is assessed by applying the discounted cash flow model. The Group uses the fair value of investment property estimated by independent appraisers. The involvement of an independent appraiser is mandatory according to Resolution No. 576/10 of the Argentine Securities Commission.

4.	Significant judgments, key assumptions and estimates (Continued)

Under the discounted cash flows model, independent appraisers estimate net future cash flows based on the prevailing terms and conditions of rental contracts or otherwise and, where practicable, based on external information, such as, the rent paid in the marketplace for similar property with similar conditions and location. This estimate also considers the discount rates that reflect the market assessments regarding uncertainties in terms of the cash flow amount and timing. Any inaccuracy in the most sensitive assumptions used by the appraisers may result in differences in the fair value of the Group’s property. The amount of net future cash flows was estimated based on the specific features of each property (including but not limited to location, sales, occupation and turnout), the agreements in force, market information and future forecasts as of the valuation date. Net income forecasts, revenues growth rates and discount rates are among the most important assumptions used in the valuation.

The valuation of the CGUs included in the segment "Sales and Developments" was determined by applying a sales comparison approach. Under this model, the sale price of comparable property located nearby is adjusted by the differences in the most significant features of such property, such as, size and condition. The most relevant data included in this method is the price per square meter.

Management believes these assumptions are conservative and that any reasonable change in the same would not increase the book value of the CGU so as to exceed its recoverable value.

(c) Trading properties

Trading properties comprises those properties either intended for sale or in the process of construction for sale. Trading properties are carried at the lower of cost and net realizable value. On each development, judgment is required to assess whether the cost of land and any associated construction work in progress is in excess of its net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less costs to complete redevelopment and selling expenses.

The estimation of the net realizable value of the Group’s trading properties under development is inherently subjective due to a number of factors, including their complexity, size, the expenditure required and timescales to completion. In addition, as a result of these timescales to completion, the plans associated with these developments could be subject to significant variation. As a result, the net realizable values of the Group’s trading properties are subject to a degree of uncertainty and are made on the basis of assumptions that may be inaccurate.

If these assumptions prove to be so, this may have an impact on the net realizable value of the Group’s trading properties, which would in turn have an effect on the Group’s financial condition.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

(d) Fair value of derivatives and other financial instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at statements of financial position.

(e) Provision for impairment of receivables

As described on Note 1.16, the Group makes some estimation in order to calculate the provision for impairment of receivables. If the amount estimated differs to the present value, actual write-offs would be more/less than expected.

4.2.	Significant judgments in the application of Group’s accounting policies

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the overall provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

In assessing the realizability of deferred tax assets, the Group considers whether it is probable that some portion or all of the deferred tax assets will not be realized. In order to make this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. See details on Note 25.

5.	Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”). Such function is carried out by the Group’s Executive Committee in deciding how to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the management body, that is to say, the Board of Directors. The Executive Committee is composed of the President, Vice President I, Vice President II and a Director. The Executive Committee evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the Executive Committee and subsequently informed for these purposes to the top management body that is the Group's Board of Directors.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•
The operating segment’s reported revenue, including both sales to external customers and inter-segment sales or transfers, is ten per cent or more of the combined revenue, internal and external, of all operating segments;

•	The absolute amount of its reported profit or loss is ten per cent or more of the greater, in absolute amount, of:

o	the combined reported profit of all operating segments that do not report a loss; and

o	the combined reported loss of all operating segments that report a loss.

•	Its assets are 10% or more of the combined assets of all operating segments.

As well as this, the operating segments that do not meet any of the quantitative thresholds can be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Group’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Group’s consolidated external revenue is included in reportable segments. Once the 75% of the Group’s consolidated external revenue is included in reportable segments, the remaining operating segments are aggregated in the ‘All other segments’ column.

The Group operates in an area of Investment and Development Properties business which is comprised of six reportable segments:

•
The “Shopping Centers” Segment includes the operating results of the Group’s shopping centers portfolio principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping centers of the Group.

•	The “Office” Segment includes the operating results of the Group’s lease and service revenues of office space and other service revenues related to the office activities.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

•	The “Sales and Development” Segment includes the operating results of the sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance.

•	The ‘Hotel Properties’ Segment includes the operating results of the Group’s hotels mainly comprised of room, catering and restaurant revenues.

•	The “International” segment includes profit or loss on investments in associates that mainly operate in the United States in relation to the lease of office buildings and hotels in that country.

•	The “Financial operations and others” Segment primarily includes the financial activities carried out by the associate Tarshop S.A. and Grupo Banco Hipotecario S.A., among others.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information(Continued)

Below is a summarized analysis of the lines of business of the group for the year ended June 30, 2012:

	06.30.2012
	Shopping Centers	Offices	Sales and development	Hotels	International	Financial operations and other	Total
Revenues	1,334,023	251,705	176,290	170,012	-	4,836	1,936,866
Costs	(638,429)	(95,638)	(142,825)	(117,389)	-	(405)	(994,686)
Gross Profit / (Loss)	695,594	156,067	33,465	52,623	-	4,431	942,180
Gain from disposal of investment properties	-	-	116,688	-	-	-	116,688
General and administrative expenses	(57,393)	(36,591)	(35,668)	(40,411)	(9,386)	(296)	(179,745)
Selling expenses	(40,168)	(13,535)	(18,278)	(22,791)	(5)	(1,770)	(96,547)
Other operating income (expense), net	(20,373)	(6,525)	(1,991)	172	43	736	(27,938)
Operating Profit / (Loss)	577,660	99,416	94,216	(10,407)	(9,348)	3,101	754,638
Share of profit / (loss) of associates and joint ventures	(223)	-	1,045	(134)	(77,305)	90,318	13,701
Segment Profit / (Loss)	577,437	99,416	95,261	(10,541)	(86,653)	93,419	768,339

Investment properties, net	2,183,869	980,178	327,017	-	-	-	3,491,064
Property, plant and equipment, net	15,989	26,359	4,164	181,322	199	-	228,033
Trading properties	-	-	240,812	-	61,444	-	302,256
Goodwill	343	5,481	-	-	-	-	5,824
Inventories	10,394	-	474	4,791	-	-	15,659
Investments in associates and joint ventures	-	-	28,727	21,256	118,326	1,016,761	1,185,070
Total segment assets	2,210,595	1,012,018	601,194	207,369	179,969	1,016,761	5,227,906

5.	Segment information(Continued)

The shopping center properties of the Group are all located in Argentina, the country of domicile of the Group. The Group’s offices and other non-retail properties are all located in Argentina. The Group’s trading properties are also located in Argentina. Both office buildings located in the United States belonging to the Group’s associates are disclosed in the “International” column. The Group’s hotels are also located in Argentina. The Group’s trading properties are located in Argentina and Uruguay. Operating results of the Cyrsa, Nuevo Puerto Santa Fe, Canteras Natal Crespo, Baicom Networks and Quality Invest joint ventures operations have been presented under the method of proportionate consolidation.

Under this method, the income/loss generated by joint businesses is reported in the income statements line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the statement of income. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of the business as a whole.

The CODM evaluates performance of business segments based on segment profit. The accounting principles applied for the reporting of segment information are the same as the ones used for the preparation of the consolidated financial statements, except for the Group’s share of profit or loss of joint ventures as discussed in the segment tables above. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements, except for the Group’s share of profit or loss of joint ventures as discussed in the segment tables above. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

           The following tables present a reconciliation between the total results of operations of segment information and the results of operations as per the statements of income. The adjustments are related to the presentation of the results of operations of the joint ventures on an equity-accounted basis according to IFRS and statements of income purposes.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

	06. 30. 2012
	As per Total Segment Information	Adjustment for share of profit/ (loss) of associates and joint ventures	As per Statements of Income
Revenue	1,936,866	(136,584)	1,800,282
Costs	(994,686)	127,342	(867,344)
Gross Profit / (Loss)	942,180	(9,242)	932,938
Gain from disposal of investment properties	116,688	(1)	116,689
General and administrative expenses	(179,745)	2,421	(177,326)
Selling expenses	(96,547)	11,774	(84,773)
Other operating income, net	(27,938)	(2,809)	(30,747)
Operating Profit	754,638	2,143	756,781
Share of profit / (loss) of associates and joint ventures	13,701	(2,041)	11,600
Profit from Operations Before Financing and Taxation	768,339	102	768,441

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statements of financial position under IFRS show the net investment in these joint ventures in a single line.

Total reportable segments’ assets are reconciled to total assets as per the statements of financial position as follows:

06.30.2012
Total reportable assets as per Segment Information	5,227,906
Investment Properties	(215,838)
Trading properties	(125,433)
Investment in associates and joint ventures	260,746
Total assets as per the Statements of Financial Position	5,147,381

The Group’s is domiciled in Argentina. The Group makes sales among its different business segments and, therefore, revenue disclosed in segment information corresponds to sales to third parties

The Group’s sales revenues are mainly generated in Argentina

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Information about main subsidiaries

The Group conducts its business through several operating and holding subsidiaries which are listed in Note 1.3.

Set out below are the summarized financial information for each subsidiary in which the Group considers that has material non-controlling interests:

Summarized statements of financial position

See note 6 to the Unaudited Condensed Interim Consolidated Financial Statements for information about the summarized statements of financial position of significant subsidiaries with non-controlling interests.

Summarized statements of income and statements of comprehensive income

	06.30. 2012
	APSA	Panamerican Mall S.A.
Revenues	1,377,403	168,013
Profit before income tax	525,060	63,634
Income tax expense	(179,416)	(22,334)
Profit for the year	345,644	41,300
Profit attributable to non-controlling interest	332,047	8,260
Dividends paid to non-controlling interest	10,902	-

The Group conducts its business through several operating and holding subsidiaries which are listed in Note 1.3.

Set out below are the summarized financial information for each subsidiary in which the Group considers that has material non-controlling interests:

Summarized cash flows

	06.30 .2012
	APSA	Panamerican Mall S.A.
Net cash generated from operating activities	616,748	93,740
Net cash used in investing activities	(259,410)	(53,173)
Net cash used in financing activities	(400,192)	(12,614)
Net (decrease) / increase in cash and cash equivalents.	(42,854)	27,953
Cash and cash equivalents at beginning of the year	145,552	486
Exchange (loss) / gains on cash and cash equivalents	(1,256)	1,446
Cash and cash equivalents at end of the year	101,442	29,885

The information above is the amount before inter-company eliminations.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Information about main subsidiaries (Continued)

Restrictions, commitments and other matters in respect of subsidiaries

APSA

Under the agreement entered into between APSA and BHSA for the sale of Tarshop S.A.’s shares, APSA granted to BHSA a guarantee for a total of US$ 1.2 million upon any price adjustment that may result in favor of BHSA, as provided by the purchase agreement.

Arcos del Gourmet

The Group committed with the Government of the City of Buenos Aires to execute the works for Arcos del Gourmet S.A. within two years. The amount of committed works totals US$ 35.0 million.

7.	Interests in joint ventures

As of July, 1 2011, the joint ventures of the Group are Canteras Natal Crespo S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A.

As of June 30, 2012, the joint ventures of the Group are Canteras Natal Crespo S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. and Nuevo Puerto Santa Fe S.A.

The shares in these joint ventures are not publicly traded.

See the evolution of the investments in joint ventures in Note 7 to the Condensed Interim Financial Statements.

Set out below are the joint ventures of the Group that according to Company’s management, are significant to the Group as of June 30, 2012 and July 1, 2011:

			% of ownership interest held
Name	Place of business/ country of incorporation	Nature of the relationship	06.30.2012	07.01.2011
Cyrsa S.A.	Argentina	(i)	50.00%	50.00%
Quality Invest S.A.	Argentina	(ii)	50.00%	50.00%
Puerto Retiro S.A.	Argentina	(iii)	50.00%	50.00%

(i) Cyrsa S.A. (“Cyrsa”) is a joint venture between IRSA and Cyrela Brazil Realty S.A. Empreendimentos e Participaçoes, Brazilian corporation, engaged in developing a residential apartment complex known as "Horizons" in the Northern part of Greater Buenos Aires.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures(Continued)

(ii)
Quality Invest S.A. (“Quality”) is a joint venture between APSA and EFESUL S.A. In March, 2011, Quality purchased an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (“Nobleza”), a major tobacco company in Argentina.

(iii)
Puerto Retiro S.A. is a joint venture between IRSA and Havord Corporation N.V.. Puerto Retiro is owned by an undeveloped parcel of land. See ‘Commitments and restrictions in respect of joint ventures’.

	06.30.2012
	Cyrsa S.A.	Quality Invest S.A.	Puerto Retiro S.A.	Total
Assets
Total non-current assets	77,585	140,385	61,145	279,115
Current
Cash and cash equivalents	45,130	1,274	2	46,406
Other current assets	292,184	918	433	293,535
Total current assets	337,314	2,192	435	339,941
Total assets	414,899	142,577	61,580	619,056
Liabilities
Non-current
Financial liabilities (i)	-	37,595	8,444	46,039
Other liabilities	-	1,309	-	1,309
Total non-current liabilities	-	38,904	8,444	47,348
Current
Financial liabilities (i)	1,661	35,288	2,153	39,102
Other liabilities	185,781	912	548	187,241
Total current liabilities	187,442	36,200	2,701	226,343
Total liabilities	187,442	75,104	11,145	273,691
Net assets	227,457	67,473	50,435	345,365

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures(Continued)

	07.01.2011
	Cyrsa S.A.	Quality S.A.	Puerto Retiro S.A.	Total
Assets
Total non-current assets	47,056	141,565	61,030	249,651
Current
Cash and cash equivalents	18,480	2,504	1	20,985
Other current assets	420,966	1,177	224	422,367
Total current assets	439,446	3,681	225	443,352
Total assets	486,502	145,246	61,255	693,003
Liabilities
Non-current
Financial liabilities (i)	-	63,294	8,444	71,738
Other liabilities	-	1,700	-	1,700
Total non-current liabilities	-	64,994	8,444	73,438
Current
Financial liabilities (i)	3,388	32,232	22	35,642
Other liabilities	261,774	4,365	444	266,583
Total current liabilities	265,162	36,597	466	302,225
Total liabilities	265,162	101,591	8,910	375,663
Net assets	221,340	43,655	52,345	317,340

(i)	Excluding trade and other payables and provisions.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures(Continued)

Summarized statements of income and statements of comprehensive income

	06.30.2012
	Cyrsa S.A.	Quality S.A.	Puerto Retiro S.A.	Total
Revenues	221,617	16,343	-	237,960
Depreciation and amortization	(15)	(2,236)	-	(2,251)
Interest income	4,228	-	-	4,228
Interest expense	(92)	(7,364)	-	(7,456)
Income tax expense	(2,409)	(2,243)	(186)	(4,838)
Profit/ (loss) for the year	6,117	(6,451)	(2,160)	(2,494)
The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies and fair value adjustments made at the time of the acquisition.

As of June 30, 2012 and July 1, 2011, the joint ventures of the Group which are deemed immaterial for these purposes are Canteras Natal Crespo S.A. (“Canteras”), Baicom Networks S.A. (“Baicom”) and Nuevo Puerto Santa Fe S.A. (“NPSF”).

Net assets of Canteras Baicom are comprised mainly of undeveloped parcels of land. NPSF net assets comprise the concession for use and development of a shopping center located in the province of Santa Fe. Net assets of Quality comprise mainly an industrial plant suitable for redevelopment.

Commitments and restrictions in respect of joint ventures

Cyrsa

The Group has a pledge over the shares of Cyrsa as collateral in a barter transaction where Cyrsa will deliver residential units to the party who sold the land over which the buildings are being constructed.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures(Continued)

Canteras

On April 8, 2011, Canteras granted to Caminos de las Sierras S.A. (“Caminos”) an occupation permit and the possession over a piece of land of approximately 8,250 square meters on Road E-55 in the Province of Córdoba. Caminos is an unrelated third-party toll road operator which was granted a concession from the government of the Province of Cordoba to construct and operate a toll road. In order to affect the land entirely to the construction works, the Provincial Government of Cordoba will expropriate the land according to the Provincial expropriation laws. Caminos is responsible to fulfill all requirements of the law. The appraisal of the land will be in charge of the Provincial General Appraiser. As compensation, Caminos will pay Canteras the appraised amount plus 10%, of which Ps. 0.8 million were received as of June 30, 2011. Any remaining difference will be paid by Caminos within 90 days as from the resolution of the Provincial General Appraiser. If the final appraisal is lower than the amount received by Canteras, the difference will be deemed compensatory damages in favor of Canteras and no moneys have to be returned.

Puerto Retiro

In a series of transactions, which occurred between 1999 and 2000, IRSA acquired from an unrelated party, 50% of Puerto Retiro, whose sole asset is an undeveloped parcel of land in the Retiro neighborhood, City of Buenos Aires. Prior to the acquisition, Puerto Retiro had acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not settled the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. Since 2001, IRSA has been vigorously defending against this case. Management with the advice of legal counsel believes that the Group has sufficient meritorious defenses to support the court denial for bankruptcy petition. However, there can be no assurance that the Group’s position will be sustained.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures(Continued)

Quality

In March, 2011, Quality purchased an industrial plant owned by Nobleza, a major tobacco company in Argentina. The industrial plant is located in San Martin, Province of Buenos Aires, and is suitable for redevelopment into multiple uses. The purchase price was US$ 33.0 million, of which US$ 9.9 million was already paid and the balance will be paid as from May 31, 2012 in three equal and consecutive annual installments plus interest at 7.5% per annum. The assets have been mortgaged securing the debt. Nobleza sold the plant as part of its plan of relocating its operations. As part of the agreement, Nobleza requested the plant to be leased back to it for a maximum period of three years thus allowing it enough time to gradually moving its operations to the new site. In April 2011, Quality requested the Comisión Nacional de Defensa de la Competencia (“CNDC”), the National Commission of Competition in Argentina, to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation, but the Company filed an appeal against this decision. As of June 30, 2012, the resolution of the appeal is pending.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves.

8.	Interests in associates

As of July 1, 2011, the associates of the Group are New Lipstick LLC, Rigby 183 LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC and Banco de Crédito y Securitización S.A. (“BACS”).

As of June 30, 2012, the associates of the Group are New Lipstick LLC, Rigby 183 LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, BACS and Bitania 26 S.A.

See evolution of interests in Group’s associates in Note 8 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in associates(Continued)

Set out below are the associates of the Group, which, in the opinion of Management, are material to the Group, as of June 30, 2012 and as of July 1, 2011:

			% of ownership interest held
Name	Place of business/ country of incorporation	Nature of the relationship	06.30.2012	07.01.2011
New Lipstick LLC	United States	(i)	49.00%	49.00%
Rigby 183 LLC	United States	(ii)	49.00%	49.00%
BHSA	Argentina	(iii)	29.77%	29.77%
Tarshop S.A.	Argentina	(iv)	18.98%	18.98%

(i)	New Lipstick LLC (“New Lipstick”) net equity comprises a rental office building in New York City known as the “Lipstick Building” with related debt.
(ii)	Rigby 183 LLC (“Rigby”) owns a rental office building located at 183 Madison Avenue, New York, NY.
(iii)
BHSA is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Since 1999, BHSA’s shares have been listed on the BCBA and since 2006 it has obtained the Level 1 ADR program from the Bank of New York. The participating interest does not consider the effect of BHSA own shares.

(iv)	Tarshop S.A. (“Tarshop”) is primarily engaged in credit card and loan origination activities.

Set out below is the summarized financial information for the associates considered to be material to the Group:

Summarized statements of financial position

	06.30.2012
	New Lipstick	Rigby	BHSA	Tarshop	Total
Assets
Non-current assets	1,015,462	453,464	5,578,469	198,122	7,245,517
Current assets	51,833	14,161	11,346,172	883,525	12,295,691
Total assets	1,067,295	467,625	16,924,641	1,081,647	19,541,208
Liabilities
Non-current liabilities	977,139	244,782	3,123,300	37,522	4,382,743
Current liabilities	22,330	25,256	10,442,563	850,081	11,340,230
Total liabilities	999,469	270,038	13,565,863	887,603	15,722,973
Net assets	67,826	197,587	3,358,778	194,044	3,818,235

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in associates(Continued)

	07.01.2011
	New Lipstick	Rigby	BHSA	Tarshop	Total
Assets
Non-current assets	926,386	384,650	5,551,821	136,892	6,999,749
Current assets	63,546	12,115	8,191,336	802,829	9,069,826
Total assets	989,932	396,765	13,743,157	939,721	16,069,575
Liabilities
Non-current liabilities	775,146	191,471	3,744,279	91,269	4,802,165
Current liabilities	18,373	10,109	6,916,999	676,095	7,621,576
Total liabilities	793,519	201,580	10,661,278	767,364	12,423,741
Net assets	196,413	195,185	3,081,879	172,357	3,645,834

Summarized statements of income and statements of comprehensive income

	06.30.2012
	New Lipstick	Rigby	BHSA	Tarshop	Total
Revenue	191,145	35,372	2,942,060	21,687	3,190,264
Profit/ (loss) for the year	(140,714)	(16,515)	284,280	21,687	148,738
Other comprehensive income	-	-	(7,381)	-	(7,381)
Total other comprehensive income for the year	(140,714)	(16,515)	276,899	21,687	141,357

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies and fair value adjustments made at the time of the acquisition.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in material associates is as follows:

	06.30.2012
	New Lipstick	Rigby	BHSA	Tarshop	Total
Net assets at beginning of the year	194,413	195,170	3,081,879	172,357	3,643,819
(Loss) / Profit for the year	(140,714)	(16,515)	276,899	21,687	141,357
Other comprehensive income	10,026	18,932	-	-	28,958
Net assets at end of the year	63,725	197,587	3,358,778	194,044	3,814,134
Interest held	49%	49%	30.51%	20%	-
Interest in associate	31,225	96,818	1,024,763	38,809	1,191,615
Carrying value at end of the year	31,225	96,818	1,024,763	38,809	1,191,615

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in associates(Continued)

As of June 30, 2012, the fair value of the Group’s interest in BHSA amounted to Ps. 549.2 million (July 1, 2011: Ps. 1,053.8 million). The remaining material associates are private companies and there is no quoted market price available for their shares.

As of June 30, 2012 and July 1, 2011, the associates of the Group which are deemed immaterial for these purposes are Manibil (real estate activities), Lipstick Management LLC (investment activities), Bitania 26 S.A. (hotel operations) and BACS (banking activities).

Commitments and restrictions in respect of associates

New Lipstick

New Lipstick will be able to request to the Group to make additional capital contributions required for leasing activities and other operations of the associate, which are reasonably related to the operations and/or leasing of the property and its activities. However, the Group is not required make these additional contributions. Also, the Group entered into a limited guarantee with respect to a loan agreement, not to exceed US$ 2.5 million.

Rigby

The Group guarantees a loan agreement of Rigby up to its interest in the associate. The loan has an outstanding principal balance of US$ 40 million as of June 30, 2012.

BHSA

In accordance with the regulations of the Central Bank of the Republic of Argentina (“BCRA”), there are certain restrictions on the distribution of profits by BHSA to the Group. Additionally, In January, 2012, BCRA issued communications “A” 5272 and “A” 5273, by means of which it ruled the increase of some parameters of minimum capital stock to be paid-in in order to allow for dividends distribution.

BHSA’s General Annual Shareholders Meeting, held on April 13, 2011 approved the payment of dividends for a total amount of Ps. 100 million, equivalent to 6.67% of the capital stock or Ps. 0.068 per outstanding share of par value Ps. 1, corresponding to the fiscal year ended on December 31, 2010. The Group is entitled to receive Ps. 30.5 million. The availability of this dividend is liable to BCRA approval in accordance with regulation communication “A” 5072 and its complimentary regulations, and as of June 30, 2012, the BCRA has not issued its approval.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in associates(Continued)

BHSA’s Treasury Shares

As of June 30, 2012, BHSA has a remainder of 36.6 million Class C shares Ps. 1 par value received in 2009 as a result of certain financial transactions. The General Shareholders’ Meeting authorized the Board of BHSA to sell in the open market the remaining of the shares and has established certain limitations on the preemptive rights of existing shareholders when sales of shares not exceeding 1% of share capital within a period of twelve months. At June 30, 2012, BHSA’s treasury shares resulted in an increase of the Group’s interest in BHSA from 29.77 % to 30.51%.

There are no contingent liabilities relating to the Group’s interest in associates, and there are no contingent liabilities of the associates themselves.

9.	Investment properties, net

Changes in the Group’s investment properties for the year ended June 30, 2012 were as follows:

	Shopping centers portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
At July 1, 2011
Cost	3,054,446	1,048,462	319,019	17,063	4,438,990
Accumulated depreciation	(987,990)	(120,183)	-	9,264	(1,098,909)
Residual value	2,066,456	928,279	319,019	26,327	3,340,081
Year ended June 30, 2012
Opening residual value	2,066,456	928,279	319,019	26,327	3,340,081
Additions	39,711	2,015	43,283	23,854	108,863
Disposals	(4,538)	(34,605)	254	-	(38,889)
Depreciation charge (Note 30)	(124,272)	(10,557)	-	-	(134,829)
Closing residual value	1,977,357	885,132	362,556	50,181	3,275,226

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Investment properties(Continued)

The following amounts have been recognized in the statements of income:

06.30.2012
Rental and service income	1,578,366
Direct operating expenses	(729,318)

Borrowing costs were capitalized at the weighted average rate of general borrowings of each subsidiary from 13.3% to 14.3%.

Certain of the Group’s investment property assets have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other payables. The net book value of the Group´s investment properties as of June 30, 2012 and July 1, 2011 is as follows:

	06.30.2012	07.01.2011
República building	212,163	215,646
Undeveloped land - Caballito	45,814	45,814
Soleil Factory	74,528	68,746
Córdoba Shopping (i)	76,177	79,919
Total	408,682	410,125

(i) A portion of the Córdoba Shopping center property is encumbered with an antichresis right as collateral for a debt amounting to Ps. 18.5 million. The debt is included in “Trade and other payables” in the statements of financial position.

As of June 30, 2012, the fair value of investment properties amounts to Ps. 6,919.7 million.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the years ended June 30, 2012 was as follows:

	Hotel buildings and facilities	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1, 2011
Cost	400,776	58,663	43,124	34,155	512	537,230
Accumulated depreciation	(210,290)	(29,941)	(28,905)	(32,351)	(498)	(301,985)
Residual value	190,486	28,722	14,219	1,804	14	235,245
Year ended June 30, 2012
Opening residual value	190,486	28,722	14,219	1,804	14	235,245
Additions	5,396	4,035	1,802	4,937	-	16,170
Depreciation charge (i) (Note 30)	(13,281)	(2,167)	(4,593)	(3,334)	(7)	(23,382)
Closing residual value	182,601	30,590	11,428	3,407	7	228,033

(i)  Depreciation charges of property, plant and equipment, has been charged in “General and administrative expenses” in the statements of income, in ‘Costs’ (Note 30).

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Property, plant and equipment, net (Continued)

Properties under development as of June 30, 2012 mainly comprise improvements being made on property included in this item.

During the year, borrowing costs were not capitalized, since there were not assets eligible for capitalization.

Some of the properties included of property, plant and equipment have been mortgaged to secure certain Group’s borrowings. Residual value of these Group’s properties as of June 30, 2012 and July 1, 2011 is set out below:

	06.30.2012	07.01.2011
Sheraton Libertador	36,738	41,091
Total	36,738	41,091

Machinery and equipment includes the following amounts where the Group is a lessee under a finance lease:

06.30.2012
Cost – Capitalized finance leases	1,546
Accumulated depreciation	(123)
Net book amount	1,423

The Group leases computer equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years, and ownership of the assets lie within the Group (Note 26).

11.	Trading properties

Changes in the Group’s trading properties for the year ended June 30, 2012 were as follows:

	Completed properties	Properties under development	Under developed sites	Total
At July 1, 2011	20,399	82,958	78,634	181,991
Additions	7,311	505	7,583	15,399
Disposals	(11,718)	(2,774)	(6,075)	(20,567)
At June 30, 2012	15,992	80,689	80,142	176,823

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Trading properties(Continued)

The Group has unprovided contractual obligations relating to future works committed when certain properties were acquired or real estate projects were approved. At June 30, 2012, contractual obligations mainly correspond to constructions regarding the “Zetol” and “Vista del Muelle” projects and amount to Ps. 23 million (July 1, 2011: Ps. 33 million).

Certain of the Group’s trading property assets have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. The net book value of the Group’s trading properties as of June 30, 2012 and July 1, 2011 is as follows:

	06.30.2012	07.01.2011
Undeveloped land Vista al Muelle	25,374	22,140
Undeveloped land Zetol	36,070	31,721
Total	61,444	53,861

12.	Intangible assets, net

Changes in the Group’s intangible assets for the years ended June 30, 2012 were as follows:

	Goodwill	Computer software	Rights of use	Others	Total
At July 1, 2011
Cost	8,775	14,601	20,873	997	45,246
Accumulated amortization	-	(12,656)	-	(690)	(13,346)
Residual value	8,775	1,945	20,873	307	31,900
Year ended June 30, 2012
Opening residual value	8,775	1,945	20,873	307	31,900
Additions	-	691	-	20	711
Disposals	(2,960)	-	-	-	(2,960)
Amortization charges (i) (Note 30)	-	(161)	-	(101)	(262)
Residual value at year-end	5,815	2,475	20,873	226	29,389

(i)	Amortization charges are included within “General and administrative expenses” in the statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Inventories

See breakdown of Group´s inventories in Note 13 to the Unaudited Condensed Interim Consolidated Financial Statements.

The cost of inventories recognized as expense and included in “Costs”.

14.	Financial instruments by category

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, tax receivables and payables in kind), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Financial assets and financial liabilities as of June 30, 2012 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2012
Assets as per statements of financial position
Trade and other receivables, net (Note 15)	436,491	-	436,491	235,758	672,249
Investments in financial assets (Note 16)	38,138	696,431	734,569	-	734,569
Derivative financial instruments (Note 17)	-	18,434	18,434	-	18,434
Cash and cash equivalents (Note 18)	234,520	24,649	259,169	-	259,169
Total	709,149	739,514	1,448,663	235,758	1,684,421

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statements of financial position
Trade and other payables (Note 19)	341,188	-	341,188	326,841	668,029
Borrowings (excluding finance lease liabilities) (Note 22)	2,604,870	-	2,604,870	-	2,604,870
Finance leases (Note 22)	1,423	-	1,423	-	1,423
Derivative financial instruments (Note 17)	-	-	-	-	-
Total	2,947,481	-	2,947,481	326,841	3,274,322

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Financial instruments by category (Continued)

Financial assets and financial liabilities as of July 1, 2011 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
July 1, 2011
Assets as per statements of financial position
Trade and other receivables, net (Note 15)	364,387	-	364,387	220,617	585,004
Investments in financial assets (Note 16)	-	497,752	497,752	-	497,752
Derivative financial instruments (Note 17)	-	65,076	65,076	-	65,076
Cash and cash equivalents (excluding bank overdrafts) (Note 18)	301,559	-	301,559	-	301,559
Total	665,946	562,828	1,228,774	220,617	1,449,391

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statements of financial position
Trade and other payables (Note 19)	448,976	-	448,976	114,565	563,541
Borrowings (excluding finance lease liabilities) (Note 22)	2,392,859	-	2,392,859	-	2,392,859
Total	2,841,835	-	2,841,835	114,565	2,956,400

Liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Financial instruments by category (Continued)

            Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value	Total
June 30, 2012
Interest income (i)	17,152	-	-	-	17,152
Interest expense (i)	-	-	(275,000)	-	(275,000)
Foreign exchange gains/ (losses) (i)	36,608	7,345	(204,623)	-	(160,670)
Dividend Income (i)	11,578	-	-	-	11,578
Fair value gains/ (losses) on financial assets at fair value through profit or loss (i)	-	46,272	-	-	46,272
Gain/ (loss) from foreign currency/ interest rate derivative financial instruments (i)	-	4,125	-	(39,674)	(35,549)
Net result	65,338	57,742	(479,623)	(39,674)	(396,217)

(i)	Included within “Financial results, net” in the statements of income.

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the “economic investment class”. Only if this does not result in an appropriate allocation the Group deviates from such an approach in individual cases. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Financial instruments by category (Continued)

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statements of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, mortgage bonds and government bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise contracts held in foreign currency.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The financial instruments the Group has allocated to this level mainly comprise call options and embedded derivatives on borrowings.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2012 and July 1, 2011 and their allocation to the fair value hierarchy:

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Financial instruments by category (Continued)

	06.30.2012
	Level 1	Level 2	Level 3	Total
Assets
Investment in financial assets
- Investment in equity securities in TGLT	-	65,131	-	65,131
- Investment in equity securities in Hersha	432,770	-	-	432,770
- Other equity securities in public companies	11,982	-	-	11,982
- Preferred shares of Supertel	-	-	117,488	117,488
- Mutual funds	57,955	-	-	57,955
- Mortgage bonds	496	-	-	496
- Government bonds	9	-	-	9
- Don Mario SGR	10,000	-	-	10,000
Derivative financial instruments:
- Warrants of Supertel	-	-	18,434	18,434
Total assets	513,212	65,131	135,922	714,865

	07.01.2011
	Level 1	Level 2	Level 3	Total
Assets
Investment in financial assets
- Investment in equity securities in TGLT	68,656	-	-	68,656
- Investment in equity securities in Hersha	355,942	-	-	355,942
- Other equity securities in public companies	9,988	-	-	9,988
- Mutual funds	62,678	-	-	62,678
- Mortgage bonds	477			477
- Government bonds	12	-	-	12
Derivative financial instruments:
- Hersha call option	-	60,442	-	60,442
Total assets	497,752	60,442	-	558,194

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Financial instruments by category (Continued)

  The following table presents the changes in Level 3 instruments for the years ended June 30, 2012:

	Preferred shares of Supertel	Warrants of Supertel	Total
Opening balance	-	-	-
Acquisitions	112,801	17,699	130,500
Cancellations	-	-	-
Total gains or losses for the year	4,687	735	5,422
Balances at year end	117,488	18,434	135,922

(i)       Included within “Financial results, net” in the statements of income.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign currency-contracts	Present value method	Theoretical price	Money market interest-rate curve; Foreign exchange curve.
Hersha call option	Black-Scholes	Theoretical price	Libor interest rate curve; Commodity prices volatility.
Preferred shares of Supertel	Binomial tree	Theoretical price	Libor interest rate curve; Commodity prices volatility
Warrants of Supertel	Blach-scholes	Theoretical price	Libor interest rate curve; Commodity prices volatility
Investment in equity securities in TGLT	Extrapolation	Theoretical price	Libor interest rate curve; Commodity prices volatility

15.	Trade and other receivables, net

See breakdown of Group’s trade and other receivables, net and other receivables in Note 14 to the Unaudited Condensed Interim Consolidated Financial Statements.

As of June 30, 2012, all non-current receivables are due within 6 years from the end of the reporting period.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Trade and other receivables, net (Continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	06.30.2012	07.01.2011
Argentine pesos	597,132	482,163
US Dollars	75,117	102,747
Other currencies	-	94
	672,249	585,004

Trade receivables are generally presented in the statements of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 1.16. The Group’s trade receivables comprise several classes.

Due to the distinct characteristics of each type of receivables, an ageing analysis of past due unimpaired and impaired receivables are shown by type and class of material receivables to the Group.

The following table includes an ageing analysis of Group´s past due unimpaired receivables by type and class as of June 30, 2012 and July 1, 2011, (Includes not past due receivables due the totals conciliate with the amounts in the statements of financial position)

	Expired
	Up to 3 months	3 to 6 months	Over 6 months	Not past due	Impaired	Total
Shopping leases and services	29,557	6,892	1,868	295,457	50,076	383,849
Office leases and services	5,661	1,185	52	11,772	4,417	23,087
Credit card	-	-	-	2,580	9,813	12,393
Loans	-	-	-	192	3,407	3,599
Sale of properties	3,726	140	1,249	15,447	394	20,956
Total as of June 30, 2012	38,944	8,217	3,169	325,447	68,107	443,885
Leases and services	1,347	21,886	1,410	207,739	45,131	277,513
Office leases and services	-	-	-	9,978	9,312	19,290
Credit card	627	-	-	571	17,320	18,518
Loans	608	-	-	11,665	44,659	56,932
Sale of properties	2,127	-	406	32,458	3,338	38,329
Total as of July 1, 2011	4,709	21,886	1,816	262,411	119,760	410,581

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Trade and other receivables, net (Continued)

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping center, office and other rental properties customers and farmland properties represent 91.7%, and 72.3% of the Group’s total trade receivables as of June 30, 2012 and July 1, 2011, respectively. The Group has a large customer base and is not dependent on any single customer.

As of June 30, 2012, the Group provided for losses with respect to leases and services receivables for an amount of Ps.12,142.

As of June 30, 2012 and July 1, 2011, leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six months are regularly monitored. To date, the Group has not experience credit issues with these new customers.

Consumer financing receivables:

 Trade receivables related to the residual consumer loan and credit card origination activities of the Group represent only 3.6 % and 18.4 % of the Group’s total trade receivables as of June 30, 2012 and July 1, 2011, respectively.

As of June 30, 2012, the Group recognized a recovery of loss for provision of doubtful accounts for an amount of Ps. 3,417.

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 4.7% and 9.3% of the Group’s total trade receivables as of June 30, 2012, and July 1, 2011, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. The credit risk on outstanding amounts is considered low.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Trade and other receivables, net (Continued)

The credit quality of sales receivable will be assessed as per the historical information on default rates of the counterparty.

The Company has also receivables with related parties. Neither of which are due nor impaired.

16.	Investments in financial assets

See breakdown of Group’s investments in financial assets in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The maximum exposure to credit risk at the reporting date is the carrying value of the debt and equity investments.

Investments in financial assets are denominated in the following currency:

	06.30.2012	07.01.2011
Currency
Argentine Peso	246,106	104,732
US Dollar	492,272	390,128
Other currencies	6,191	2,892
	744,569	497,752

17.	Derivative financial instruments

See breakdown of Group’s derivative financial instruments in Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

18.	Cash flow information

See breakdown of Group’s cash and cash equivalents in Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements.

As of June 30, 2012 and July 1, 2011, the total amount of cash and cash equivalents includes mainly cash in banks, short-term deposits and mutual funds.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Trade and other payables

See breakdown of Group’s trade and other payables in Note 18 to the Unaudited Condensed Interim Consolidated Financial Statements.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:

	06.30.2012	07.01.2011
Argentine Peso	644,754	454,528
US Dollar	22,828	108,828
Other currencies	-	185
	667,582	563,541

20.	Payroll and social security liabilities

See breakdown of Group’s Payroll and social security liabilities in Note 19 to the Unaudited Condensed Interim Consolidated Financial Statements.

21.	Provisions

The Group is subject to several Argentine laws, regulations and business practices. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

See changes in Group’s provisions in Note 20 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Provisions (Continued)

The analysis of the total provision is as follows:

Included within provisions are certain amounts the Group provided for the following cases which are further detailed below:

•	Labor, legal and other claims

•	Fiscal and social security claims

22.	Borrowings

See breakdown of Group’s borrowings in Note 21 to the Unaudited Condensed Interim Consolidated Financial Statements.

As of June 30, 2012, total borrowings include collateralized liabilities (seller financing and long-term loans) of Ps.43,880 (July 1, 2011: Ps. 63,853) These borrowings are mainly collateralized by investment properties; property, plant and equipment; and trading properties of the Group (Notes 9,10 and 11).

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	06.30.2012	07.01.2011
Fixed rate:
Less than 1 year	136,860	140,033
Between 1 and 2 years	116,878	27,585
Between 2 and 3 years	24,290	-
Between 3 and 4 years	60	19,436
Between 4 and 5 years	1,212,732	-
More than 5 years	666,008	1,690,252
	2,156,827	1,877,306
Floating rate:
Less than 1 year	348,619	470,032
Between 1 and 2 years	51,056	-
Between 2 and 3 years	-	-
Between 3 and 4 years	-	-
Between 4 and 5 years	-	-
More than 5 years	-	-
	399,675	470,032

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Borrowings (Continued)

	06.30.2012	07.01.2011
Do not accrue interest:
Less than 1 year	72,418	57,523
Between 1 and 2 years	(1,017)	-
Between 2 and 3 years	(910)	-
Between 3 and 4 years	(6)	-
Between 4 and 5 years	(15,764)	-
More than 5 years	(4,930)	(12,002)
	49,792	45,521
	2,604,620	2,392,859

The fair value of current borrowings equals their carrying amount. The fair values of non-current borrowings are as follows:

	06.30.2012	07.01.2011
APSA CN due 2014 (i)	1,612,354	2,215,533
APSA NCN due 2017	405,846	443,623
IRSA NCN due 2017	559,217	634,962
IRSA NCN due 2020	559,540	709,102
	3,136,957	4,003,220

(i)       These amounts include con held by the Company, eliminated in consolidation.

a)	Notes issued by the Company

IRSA NCN due 2017 and 2020

On February 2, 2007, the Company issued US $150 million nominal 8.5%. The notes are due February 2017 and principal is paid at maturity. Interest is payable on February and August of each year as from August 2007.

This issue was part of a global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution No. 15,529 and 15,537 of the Comisión Nacional de Valores dated December 7 and December 21, 2007. On February 25, 2010, the Board of Directors of IRSA expanded the amount to up to US$ 400 million as mandated by the Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Borrowings (Continued)

As part of the expanded program, on July 20, 2010, IRSA issued US$ 150 million nominal 11.5 percent non-convertible notes raising US$ 142.9 million after costs. The notes are due July 2020 and principal is paid at maturity. Interest is payable on January 20 and June 20 of each year as from January 20, 2011.

            On November 2, 2010, the Ordinary Meeting of Shareholders approved an additional expansion of the global program of up to US$ 450 million.

            IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies.

            Under the NCN indentures, IRSA is permitted to incur additional indebtedness provided its coverage of consolidated interest ratio is higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges. The Group was in compliance with these covenants as of June 30, 2012.

Restricted payments include restrictions for payment of dividends and other outflows relating to prepayments of indebtedness or to acquisition of certain investments. These restricted payments could not be made in excess of the sum of:

(i)
50% of IRSA’s cumulative consolidated net income; or 75% of IRSA’s cumulative consolidated net income if the coverage of consolidated interest ratio is at least 3.0 to 1; or 100% of IRSA’s cumulative consolidated net income if the coverage of consolidated interest ratio is at least 4.0 to 1;

(ii)	net cash proceeds from new capital contributions;
(iii)	reduction of the indebtedness of IRSA or its restricted subsidiaries;
(iv)	reduction in investments in debt certificates (other than permitted investments);
(v)	distributions received from unrestricted subsidiaries.

b)	Notes issued by IRSA, due 2013 and 2014

On February 10, 2012, the Company placed, through public offer, non-convertible notes for a total amount of Ps. 300 million. These issuances were part of a global issuance program of notes approved by the Ordinary Meeting of Shareholders on October 31, 2011, and two Series due 2013 (Series III) and 2014 (Series IV) were issued, as described:

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Borrowings (Continued)

• Class III Corporate Notes at Badlar rate plus 249 basis points for a face value of Ps. 153.2 million, to be matured 18 months after the issuing date and to be amortized in 3 consecutive payments within 12, 15 and 18 months, and interests to be paid in 6 installments, on a quarterly basis, from May 14, 2012.

• Class IV Corporate Notes at a fixed rate of 7.45% for a face value of US$ 33.8 million (equivalent to Ps. 146.9 million), to be matured 24 months after the issuing date, to be subscribed and paid in Argentine Pesos at the applicable exchange rate, to be amortized in 4 equal and consecutive payments within 15, 18, 21 and 24 months, to be paid in 8 installments, on a quarterly basis, from May 14, 2012.

c)	Notes issued by subsidiary undertakings

(a) APSA Convertible Notes (“CN”) due 2014 (“2014 convertible notes”)

On July 19, 2002, APSA issued US$ 50 million nominal 10.0% Series I convertible notes raising US$ 50 million after costs. The notes are due July 2014 and principal is paid at maturity. At the time of issue, the holders of the 2014 convertible notes had the option to convert their notes into ordinary shares at any time on or up to 30 days prior to the maturity of the principal at a conversion price per ordinary share being the higher of (i) the nominal per share value (Ps. 0.1 each) divided by the US$/Peso exchange rate at the time of conversion, and (ii) US$ 0.0324, a conversion rate of approximately 30,864 ordinary shares for every US$ 1 nominal of 2014 convertible notes.

The 2014 convertible notes were approved for issuance by the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by Resolution No. 14,196 of the Comisión Nacional de Valores dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The holders of 2014 convertible notes are entitled to receive dividends declared on any date after the date of conversion.

On October 7, 2010, US$ 15.5 million of 2014 convertible notes representing 33% of the notes outstanding on June 30, 2010 converted into 477,544,197 new ordinary shares. On September 21, 2011, a holder converted US$ 0.009 million into 277,777 new ordinary shares.

As of July 1, 2011, only 0.03% of the outstanding 2014 convertible bonds are held by third parties to the Group while the remaining percentage is held by the Group’s subsidiary, IRSA, and therefore eliminated in consolidation.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Borrowings (Continued)

Foreign currency denominated convertible debt that is settled by delivering a fixed number of the issuing entity own equity instruments in exchange for a fixed amount of foreign currency is classified in its entirety as a financial liability. The conversion option is an embedded derivative not closely related to the debt host contract, therefore, it is accounted for separately as a derivative instrument and measured at fair value at initial recognition and at the end of each reporting period. The derivative instrument has a fair value of zero for all periods presented.

(b) APSA NCN Series I due 2017 and Series II due 2012

           On May 11, 2007, APSA issued an aggregate of US$ 170 million in two parts. One of the series (Series I) consists of US$ 120 million 7.87% rate notes due May 2017 while the other (Series II) comprises Ps. 154.0 million (equivalent to US$ 50 million) 11.0% rate notes due in June 2012. Interest on the Series I is payable on May 11 and November 11 of each year as from November 11, 2007 with principal due on May, 2017. Interest on the Series II is payable on June 11 and December 11 of each year as from December 11, 2007, with principal due in seven equal and consecutive semi-annual installments as from June 11, 2009. As of June 30, 2012, Series II is completely cancelled.

          These issuances were part of a global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution No. 15,614 of the Comisión Nacional de Valores dated April 19, 2007. On October 29, 2009, the Ordinary and Extraordinary Meeting of Shareholders expanded the amount to up to US$ 400 million.

          At the time of issue, CRESUD together with the Society, were the principal bondholders of both series of notes. During fiscal years 2008, 2009 and 2011, APSA repurchased US$ 4.8 million of Series II. During October 2010, IRSA sold its notes to third parties at a total price of US$ 38.1.

As of June 30, 2012, outstanding NCN Series I is held by third parties to the Group.

APSA NCN Series I due 2017 and Series II due 2012 contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with affiliates, mergers and disposal of assets. For additional indebtedness APSA is required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges. The Group was in compliance with these covenants as of July 1, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Borrowings (Continued)

Loans and bank overdrafts

As of June 30, 2012 and July 1, 2011, short-term and long-term loans were granted by several domestic financial institutions. They are repayable at various dates between July 2011 and July 2020, and bear either fixed interest rates ranging from 1.75% to 14.00% per annum, or variable interest rates mainly based on Badlar plus spreads ranging from 375 to 400 basic points.

As of June 30, 2012 and July 1, 2011, bank overdrafts were drawn on several domestic financial institutions. The Group has bank overdrafts of less than three months bearing fixed interest rates ranging from 20% to 24% per annum.

d)	Obligations under finance leases

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities – minimum lease payments:

	06.30.2012	07.01.2011
Not later than 1 year	1,060	-
Later than 1 year and not later than 5 years.	486	-
	1,546	-
Finance charges	(123)	-
Present value of finance lease liabilities	1,423	-

The present value of finance lease liabilities is as follows:

	06.30.2012	07.01.2011
Not later than 1 year	943	-
Later than 1 year and not later than 5 years	480	-
Present value of finance lease liabilities	1,423	-

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at June 30, 2012 was 7.5%.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Employee benefits

The Group operates a defined contribution plan (the “Plan”) covering certain selected managers from Argentina. The Plan was effective as from January 1, 2006. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and pre-tax contributions of up to 15% of their annual bonuses (“Extraordinary Contributions”). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

All contributions are invested in funds administered outside of the Group. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labour regulations;
(ii)	total or permanent incapacity or disability;
(iii)	death.

In case of resignation or termination without good cause, the manager will receives the Group’s contribution only if he or she has participated in the Plan for at least 5 years.

Contribution Plan’s expense for the Group was Ps. 1.2 million for the year ended June 30, 2012, included in Statement of Income.

24.	Share-based payments

Equity Incentive Plan

The Group has an equity incentive plan, under which certain selected employees, directors and top management of the Company, IRSA and CRESUD (the “Participants”). This plan was effectively established on September 30, 2011 and is administered by the Board of Directors of the Company, APSA and CRESUD, as the case may be, or a committee appointed by the Board of Directors of the respective companies.

Under the Equity Incentive Plan, the Participants have the right to contribute up to 7.5% of their annual bonus to acquire shares of the Company, APSA and CRESUD. The Participant’s Contribution entitled the participant to receive matching shares of the Company, APSA and CRESUD equivalent to 1000% of the shares acquired (‘Contributions’), although they must hold their purchased shares and remain in employment for five years before the matching shares vest unconditionally.

The Group granted shares under the long-term incentive program for the year ended on June 30, 2012. None of these shares has become irrevocable as of June 30, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Share-based payments (Continued)

For the year ended on June 30, 2012, the Group has incurred an expense of Ps. 2.7 million. The weighted average of the shares’ market value at the date of granting was $0.01. Market value has been estimated as the average of the shares’ market value over a period of 60 days. As of June 30, 2012, the total unrecognized cost for the non-vested shares was Ps. 4.3 million. This cost is expected to be recognized in an average period of four years.

25.	Current and Deferred Income Tax

The Group’s income tax has been calculated on the estimated taxable profit for the year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

The details of the provision for the Group’s income tax are as follows:

06.30.2012
Current income tax	(201,165)
Deferred income tax	90,152
Income tax expense	(111,013)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	25%
United States	45%

Deferred tax assets and liabilities of the Group as of June 30, 2012 and July 1, 2011 will be recovered as follows:

	06.30.2012	07.01.2011
Deferred income tax asset to be recovered after more than 12 months	207,006	153,684
Deferred income tax asset to be recovered within 12 months	2,091	1,552
Deferred income tax assets	209,097	155,236

	06.30.2012	07.01.2011
Deferred income tax liabilities to be recovered after more than 12 months	(585,488)	(621,743)
Deferred income tax liabilities to be recovered within 12 months	(586)	(622)
Deferred income tax liabilities	(586,074)	(622,365)

See evolution of deferred income tax in Note 22 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Current and Deferred Income Tax (Continued)

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax assets	Tax loss carry-forwards	Advances from customers	Others	Total
At July 1, 2011	102,027	44,536	8,673	155,236
Charged / (credited) to the statements of income	23,361	11,854	18,646	53,861
At June 30, 2012	125,388	56,390	27,319	209,097

Deferred income tax liabilities	Properties (i)	Others	Total
At July 1, 2011	(566,513)	(55,852)	(622,365)
Charged / (credited) to the statements of income	52,417	(16,126)	36,291
At June 30, 2012	(514,096)	(71,978)	(586,074)

(i)     Includes: Investment properties, properties, plant and equipment and trading properties.

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at June 30, 2012, it is probable that the Group will realize all of the deferred tax assets.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Current and Deferred Income Tax (Continued)

As of June 30, IRSA and its subsidiaries own tax loss carry-forwards for Ps. 344,499 due 2017.

The Group did not recognize deferred income tax assets of Ps. 48.9 million and Ps. 11.4 million as of June 30, 2012 and July 1, 2011, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate to profits before taxes, for the year ended on June 30, 2012:

06.30.2012
Net income at tax rate	(117,491)
Permanent differences:
Non-deductible items	(1,893)
Share of profit of associates and joint ventures	4,081
Others	4,290
Income tax expense	(111,013)

26.	Leases

The Group as lessee

Operating leases:

The Group leases two properties that use as a shopping center. These agreements provide for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rent expense for the years ended June 30, 2012 was Ps. 2,916 and is included in the line item "Costs" in the Income Statement.

The Group leases office space under an operating lease with a company related to the Chairman and Director of the Group. The lease calls for monthly payments of US$ 14.641. Rental expense under this lease amounted to Ps. 538 for the years ended June 30, 2012.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	06.30.2012	07.01.2011
No later than 1 year	3,265	3,521
Later than one year and not later than five years	15,252	15,087
Later than five years	40,840	43,905
	59,358	62,513

Finance leases:

The Group leases certain computer equipment under various finance leases for an average term of three years. The net book value of these assets under finance leases amounts to Ps. 1,424 as of June 30, 2012.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Leases (Continued)

The Group as lessor

Operating leases:

•	Leases of office and other buildings

The Group enters into cancellable operating leases relating to offices and other buildings. The leases have an average term raging from three to five years. Certain leases have terms of ten years. The tenants are charged a base rent payable on a monthly basis.

Rental income is included in the line item “Revenues” in the Statements of Income.

•	Leases of shopping centers

The Group enters into cancellable operating leases relating to shopping centers. The leases have an average term raging from three to five years, with some leases relating to anchor stores having terms of ten to thirty years. Tenants are charged a rent which is the higher of (i) the base rent; and (ii) complementary rent (which generally ranges between 4% and 10% of the tenants’ sales). Furthermore, pursuant to the rent escalation clause in most lease arrangements, the tenants’ base rent generally increases between 7% and 12% each year during the lease term. Since the rent is not known until the end of the period, these lease agreements meet the definition of contingent rent under IAS 17 "Leases". Accordingly, rental income will be recognized once the contingent rent is known and the payment is received.

For the year ended June 30, 2012, contingent rent amounted to Ps. 211,937, and averaging rent amounted to Ps. 26,823, and they are included within “Revenues” in the statements of income.

Additionally, the Group owns a shopping center property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping center operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the year ended June 30, 2012 amounted to Ps. 178 and is included in the line item "Revenues" in the statements of income.

Finance leases:

The Group does not act as a lessor in connection with finance leases.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Shareholders’ Equity

Share capital and premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. The movements in the capital accounts as of June 30, 2012 are as follows:

Inflation adjustment of share capital

Under Argentine GAAP, the Group’s financial statements were previously prepared on the basis of general price-level accounting which reflected changes in the purchase price of the Argentine Peso in the historical financial statements through February 28, 2003. The inflation adjustment related to share capital was appropriated to an inflation adjustment reserve that formed part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company. Resolution 592/11 of the CNV requires that at the transition date to IFRS certain equity accounts, such as the inflation adjustment reserve, are not adjusted and are considered an integral part of share capital.

Legal reserves

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s subsidiaries have not reached the legal capped amounts.

Other reserves

The Company and subsidiaries may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses such as new developments. The voluntary reserves may be released for dividend distribution.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Shareholders’ Equity (Continued)

Dividends

The consolidated dividends paid in the year ended June 30, 2012 were Ps. 252,322 (Ps. 0.44 per share).

             On December 20, 2011, APSA received from Caja de Valores S.A. the amount of Ps. 5,839 for funds sent by the former to pay undistributed cash dividends, both for current and expired dividends, as per the following detail:

-	Ps. 2,711 to expired dividends;
-	Ps. 3,128 to current dividends.

Additionally, on December 30, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 1,098 corresponding to expired dividends.

The amounts corresponding to current dividends are disclosed under Trade and other payables, while the amounts corresponding to expired dividends were booked against “Retained Earnings”.

28.	Revenues

06.30.2012
Base rent	645,347
Contingent rent	212,285
Admission rights	88,221
Flattening of schedule rent increases	17,288
Parking fees	45,260
Letting fees	42,100
Expenses	503,099
Property management fee	16,751
Consumer financing	4,837
Others	3,178
Total rental and service income	1,578,366
Sale of trading properties	51,903
Income from hotel operations	170,013
Total other revenues	221,916
Total group revenue	1,800,282

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Costs

06.30. 2012
Cost of rental and services	(729,318)
Cost of sale and development	(20,232)
Cost from hotel operations	(117,388)
Other costs	(406)
Total group costs	(867,344)

30.	Expenses by nature

The Group discloses expenses in the statement of income by function of as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Expenses by nature (Continued)

For the year ended June 30, 2012:

	Cost of sale and development	Cost of rental and services	Cost from consumer financing	Cost from hotel operations	Administrative expenses	Selling expenses	Total
Leases, service charges and vacant property cost	1,958	32,519	-	35	498	121	35,131
Depreciation and amortization	-	144,549	19	10,411	3,450	44	158,473
Provision for impairment of receivables (charge and recovery)	-	-	-	-	-	6,019	6,019
Advertising and other selling expenses	-	99,279	-	2,811	3,042	16,188	121,320
Other taxes, rates and contributions	1,323	52,878	-	-	3,927	41,383	99,511
Maintenance, security, cleaning, repairs and others	1,590	172,336	265	17,822	8,535	649	201,197
Fees and payments for services	346	20,301	84	3,192	35,210	3,423	62,556
Directors’ fees	-	-	-	-	59,298	-	59,298
Salaries and social security expenses and other expenses of personnel administration	97	191,018	18	59,893	53,166	15,599	319,791
Cost of sale of trading properties	14,904	-	-	-	-	-	14,904
Other lodging expenses	-	-	-	22,714	3,005	13	25,732
Other expenses	14	16,428	19	510	7,195	1,335	25,511
	20,232	729,318	405	117,388	177,326	84,774	1,129,443

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Employee costs

06.30.2012
Salaries, bonuses and social security costs	315,782
Share-based compensation	2,699
Pension costs – defined contribution plan	1,310
Total employee costs	319,791

32.	Other operating income (expense), net

06.30.2012
Project Analysis and Assessment	(3,386)
Unrecoverable VAT	(2,203)
Tax on personal assets	(3,360)
Donations	(17,243)
Lawsuits and other contingencies	(6,651)
Others	656
Total other operating expense, net	(32,187)

33.	Financial results, net

06.30.2012
Finance income:
- Interest income	15,817
- Foreign exchange gains, net	47,416
- Gain from disposal of financial assets at fair value through profit or loss	34,598
Finance income	97,831

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Financial results, net (Continued)

06.30.2012
Finance costs:
- Interest expense	(278,574)
- Foreign exchange losses, net	(206,449)
- Loss on derivative financial instruments	(9,119)
- Other finance costs	(35,548)
Finance costs	(529,690)

Total financial results, net	(431,859)

34.	Earnings per share

(a)	Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Group and held as treasury shares (Note 27).

06.30.2012
Profit attributable to equity holders of the Group	203,891
Weighted average number of ordinary shares in issue (thousands)	578,676
Basic earnings per share	0.352

(b)	Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. The Group does not possess dilutive potential shares; therefore, diluted earnings per share are equal to basic earnings per share.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Barter transactions

The Group generally enters into barter transactions with third-party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for property to be constructed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third party as of June 30, 2012:

Caballito plot of land

On June 29, 2011, the Group and TGLT, a third-party residential developer, entered into an agreement to barter a plot of land located in Mendez de Andes street in the neighborhood of Caballito in the city of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the land. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with residential offices and parking space. In consideration, TGLT paid US$ 0.2 million in cash and will transfer to IRSA: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space; (ii) a number to be determined of parking space representing 21.10% of total square meters of parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, representing 21.10% of square meters of storage space. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months. TGLT mortgaged the land in favor of IRSA as guarantee.

Beruti plot of land

On October 13, 2010, the Group, through its subsidiary APSA, and TGLT, entered into an agreement to barter a plot of land located at Beruti 3351/59 in the city of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the land. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT will transfer to the Group (i) a number of apartments to be determined representing 17.33% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 15.82% of total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$ 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010. Therefore the precedent condition for the transaction was fulfilled on that date. TGLT paid US$ 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To secure performance of obligations assumed by TGLT S.A. under the deed of sale, a mortgage was granted in favor of APSA.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Barter transactions (Continued)

Barter with Condominios del Alto S.A.

The Group, through APSA, subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 G, located in the City of Rosario, Province of Santa Fe for a total amount of US$ 2.3 million. On November 27, 2008 the Group and Condominios del Alto S.A. subscribed the deed.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future real estate:, (i) 42 functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

On April 14, 2011, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 45 parking spaces and 5 storage spaces.

36.	Transactions and authorizations pending approval

a)	Paraná plot of land

On June 30, 2009, the Group, through APSA, subscribed a Letter of Intent by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at USD 0.5 million to be paid as follows: i) USD 0.05 million was settled as prepayment on July 14, 2009, ii) USD 0.1 million was settled upon executing such agreement, and iii) USD 0.35 million will be paid upon executing the title deed.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party evidences with a certified copy before the buying party that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A..

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	Transactions and authorizations pending approval (Continued)

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days as from the date the seller provides reliable notification to the buyer that the property is not subject to any levy, encumbrance, restrictions on ownership, except for the right of way already mentioned.

This payment is recorded as an advance under trade receivables and other receivables line.

b)	Acquisition of a commercial center goodwill

The Group, through APSA, has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was US$ 1.3. Out of this total, were paid US$ 0.05 million.

This transaction was subject to certain conditions precedent, among which the Group through APSA should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, APSA shall start the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds to APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA's future units. At June 30, 2012, any of the two conditions have been fulfilled.

The outlay on is recorded as an advance under trade receivables and other receivables line.

c)	Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Group through APSA acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522. As explained in Note 26, this property is affected to a concession contract.

After the title deed was made, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martín Theater.

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I – Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	Transactions and authorizations pending approval (Continued)

APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2012, the property is still operated by the Group and is recorded under Investment Properties.

d)	Sale of equity interest in Tarshop S.A.

Due to the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. the Group granted in favor of this entity a new pledge on Series I Non-Convertible for a face value of US$ 1.2 million. On October 11, 2011 Banco Hipotecario released 50% of the pledged Corporate Notes and the remaining 50% would be released after two years as from the date appearing on the Memorandum of closure has been fulfilled (September 13, 2010).

Additionally, in compliance with the conditions defined in the purchase agreement in question, the Group committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

e)	Additional purchase of interest in Rigby 183 LLC

The Group, through IRSA International LLC, entered into an agreement dated August 31, 2012, whereby it undertakes to purchase the whole 33.36% stake held by Rigby Madison LLC in Rigby 183 LLC, owner of the building located at 183 Madison, in Manhattan. The deal was priced at US$ 32.5 million, of which US$ 5.0 million has been paid in advance and the remainder will be paid off upon closing of the transaction currently scheduled for November 21, 2012. Closing shall be subject to, among other things, the approval of the creditor of the bank loan granted to Rigby 183 LLC.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2012 and for the three-month periods ended September 30, 2012 and 2011.

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position as of September 30, 2012, June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	09.30.2012	06.30.2012	07.01.2011
ASSETS
Non-current Assets
Investment properties, net	862,118	890,433	925,906
Property, plants and equipment, net	7,912	8,765	10,138
Trading properties	64,224	66,997	65,252
Intangible assets, net…	5,958	5,987	8,724
Investments in subsidiaries, associates and joint ventures	3,428,845	3,357,430	3,289,725
Deferred income tax assets	2,682	-	-
Trade and other receivables, net	148,067	139,449	60,567
Investments in financial assets	149,263	163,594	149,157
Total Non-current Assets	4,669,069	4,632,655	4,509,469
Current Assets
Trading properties	5,415	4,120	10,840
Inventories	484	474	427
Trade and other receivables, net	101,689	67,854	126,605
Investments in financial assets	26,798	20,680	24,302
Cash and equivalents	116,919	76,872	45,163
Total Current Assets	251,305	170,000	207,337
TOTAL ASSETS	4,920,374	4,802,655	4,716,806

SHAREHOLDERS EQUITY
Shared capital	578,676	578,676	578,676
Inflation adjustment of share capital	274,387	274,387	274,387
Share premium	793,123	793,123	793,123
Reserve for share-based payments	4,263	2,595	-
Legal reserve…	71,136	71,136	57,031
Other reserves …	419,783	419,783	391,262
Cumulative translation adjustment	24,992	14,502	-
Reserve for acquisition of additional interest in the subsidiaries	(16,048)	(15,714)	-
Retained earnings	551,995	510,853	656,525
TOTAL SHAREHOLDERS EQUITY	2,702,307	2,649,341	2,751,004

LIABILITIES
Non-current Liabilities
Trade and other payables	20,770	6,699	5,032
Borrowings	1,516,719	1,550,369	1,293,259
Deferred income tax liabilities	-	19,179	79,464
Provisions	8,014	6,198	-
Total Non-current Liabilities	1,545,503	1,582,445	1,377,755
Current Liabilities
Trade and other payables	111,580	113,228	52,693
Payroll and social security liabilities	3,530	5,151	3,086
Borrowings…….	556,570	451,615	531,186
Provisions	884	875	1,082
Total Current Liabilities	672,564	570,869	588,047
TOTAL LIABILITIES	2,218,067	2,153,314	1,965,802
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	4,920,374	4,802,655	4,716,806

The accompanying notes are an integral part of these Unaudited Condensed Interim Financial Statements.

Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

1

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Income
for the three-month periods ended September 30, 2012 and 2011
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	09.30.2012	09.30.2011
Revenues	69,521	63,383
Costs	(27,511)	(24,693)
Gross Profit	42,010	38,690
Gain from disposal of investment property	31,069	-
General and administrative expenses	(12,892)	(9,135)
Selling expenses	(3,757)	(3,692)
Other operating expense, net	(3,974)	(4,981)
Profit from Operations	52,456	20,882
Share of profit / (loss) of subsidiaries, associates, and joint ventures	66,341	(70,685)
Profit / (Loss) from Operations Before Financing and Taxation	118,797	(49,803)
Finance income	25,984	12,088
Finance cost	(125,500)	(100,018)
Financial results, net	(99,516)	(87,930)
Profit / (Loss) Before Income Tax	19,281	(137,733)
Income tax gain	21,861	25,704
Profit / (Loss) for the period	41,142	(112,029)

Profit / (Loss) per share for the period:
Basic	0.071	(0.194)
Diluted	0.071	(0.194)

The accompanying notes are an integral part of these Unaudited Condensed Interim Financial Statements.

Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

2

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the three-month periods ended September 30, 2012 and 2011
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	09.30.2012	09.30.2011
Profit / (Loss) for the period	41,142	(112,029)
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of subsidiaries, associates, and joint ventures	10,490	4,738
Other Comprehensive Income for the period (i)	10,490	4,738
Total Comprehensive Income / (Loss) for the period	51,632	(107,291)

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

(i) Components of other comprehensive income have no impact on income tax.

Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

3

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2012 and 2011
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for acquisition of additional interest in subsidiaries	Cumulative translation adjustment reserve	Reserve for share-based compensation	Legal reserve	Other reserves	Retained earnings	Total Shareholders’ equity
Balance at July 1, 2012	578,676	274,387	793,123	(15,714)	14,502	2,595	71,136	419,783	510,853	2,649,341
Profit for the period	-	-	-	-	-	-	-	-	41,142	41,142
Other comprehensive income for the period	-	-	-	-	10,490	-	-	-	-	10,490
Total comprehensive income for the period	-	-	-		10,490	-	-	-	41,142	51,632
				-
Acquisition of non-controlling interest	-	-	-	(334)	-	-	-	-	-	(334)
Reserve for share-based compensation	-	-	-	-	-	1,668	-	-	-	1,668
Balance at September 30, 2012	578,676	274,387	793,123	(16,048)	24,992	4,263	71,136	419,783	551,995	2,702,307

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

4

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2012 and 2011
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for acquisition of additional interest in subsidiaries	Cumulative translation adjustment reserve	Reserve for share-based compensation	Legal reserve	Other reserves	Retained earnings	Total shareholder´s equity
Balance at July 1, 2011	578,676	274,387	793,123	-	-	-	57,031	391,262	656,525	2,751,004
Loss for the period	-	-	-	-	-	-	-	-	(112,029)	(112,029)
Other comprehensive income for the period	-	-	-	-	4,738	-	-	-	-	4,738
Total comprehensive income / (loss) for the period	-	-	-	-	4,738	-	-	-	(112,029)	(107,291)
Acquisition of non-controlling interest	-	-	-	(15,311)	-	-	-	-	-	(15,311)
Reserve for share-based compensation	-	-	-	-	-	1,711	-	-	-	1,711
Balance at September 30, 2011	578,676	274,387	793,123	(15,311)	4,738	1,711	57,031	391,262	544,496	2,630,113

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

5

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	09.30.2012	09.30.2011
Cash flows from operating activities:
Cash generated from the operations	61,749	38,132
Net cash generated from operating activities	61,749	38,132
Net cash generated from investing activities:
Capital contributions to subsidiaries, associates and joint ventures	(1,410)	(859)
Purchases of investment properties	(1,088)	(1,676)
Proceeds from sale of investment properties	53,732	-
Purchases of property, plant and equipment	(57)	(367)
Purchases of intangible assets	(52)	(289)
Purchases of financial assets at fair value through profit or loss	(1,724)	(17,537)
Proceeds from sale of financial assets at fair value through profit or loss	18,885	-
Interest received	7,599	6,569
Loans granted to subsidiaries, associates and joint ventures	(23,225)	(66,256)
Loans repayments received from subsidiaries, associates and joint ventures	10,287	-
Dividends received	156	322
Net cash generated from / (used in) investing activities	63,103	(80,093)
Net cash (used in) / generated from financing activities:
Proceeds from Borrowings	24,617	94,455
Repayments of borrowings	(30,000)	(50,000)
Dividends paid	(35,703)	-
Interest paid	(94,442)	(79,546)
Proceeds from Borrowings from subsidiaries, associates and joint ventures	49,094	39,818
Net cash (used in) / generated from financing activities:	(86,434)	4,727
Net increase / (decrease) in cash and cash equivalents	38,418	(37,234)
Cash and cash equivalents at the beginning of the period	76,872	45,163
Foreign exchange gain on cash and cash equivalents	1,629	25
Cash and cash equivalents at end of period	116,919	7,954

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Inversiones y Representaciones Sociedad Anónima

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

6

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

1.	General information and Company’s Business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the “Company”) was founded in 1943, primarily engaged in administering real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 19, 2012.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”)

2.1.	Basis of preparation and transition to RT 26

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”, as per its Spanish acronym), which adopt the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Company is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being these financial statements the first interim financial statements for the three-month periods prepared under IFRS. The Company’s transition date for the adoption of IFRS as difined by IFRS 1, First time adoption of IFRS, is July 1, 2011.

The Unaudited Condensed Interim Separate Financial Statements of the Company for the three-month periods ended September 30, 2012 and 2011 have been prepared in accordance with RT 26 of FACPCE, adopted by CNV. This Technical Resolution differs from International Accounting Standard (IAS) 34 “Interim Financial Reporting” issued by IASB, in reference to the accounting measurement criteria of the investments in subsidiaries, joint ventures and associates, which are accounted for under the equity method described by IAS 28 “Investments in Associates”. This criterion differs from the provisions of paragraph 38 of IAS 27 “Separate Financial Statements”, whereby such investments are measured at cost or fair value.

7

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with the accounting policies that the Company expects to adopt in its annual consolidated financial statements as of June 30, 2013. The accounting policies are based on IFRS issued by the IASB and the interpretations issued by the IFRS Interpretation Committee (“IFRIC”) that the Company expects to become applicable on such date.

The separate financial statements of the Company were prepared in accordance with the Argentine accounting standards (Argentine GAAP) in force, which differ from IFRS in some areas. To prepare these Unaudited Condensed Interim Separate Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine accounting standards in order comply with the IFRS.

Comparative figures and figures as of the transition date (July 1, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity of separate financial statements prepared in accordance with the Argentine GAAP on the transition date (July 1, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (September 30, 2011) and the statement of income and other comprehensive income for the fiscal year ended June 30, 2012 and for the three-month period ended September 30, 2011, and those presented in accordance with RT 26 in these Unaudited Condensed Interim Separate Financial Statements, as well as the effects of the adjustments to cash flow.

These Unaudited Condensed Interim Separate Financial Statements should not be read together with the annual financial statements of the Company as of June 30, 2012 prepared in accordance with Argentine GAAP in force. Exhibit I presents additional information as of June 30, 2012 and July 1, 2011 under IFRS which is considered necessary to understand these Condensed Interim Separate Financial Statements. The Unaudited Condensed Interim Separate Financial Statements are presented in Argentine Pesos.

Unaudited Condensed Interim Separate Financial Statements corresponding to the three-month periods ended September 30, 2012 and 2011 have not been audited. The Company’s management believes they include all necessary adjustments to fairly present the results of each period. The Company’s three-month periods ended September 30, 2012 and 2011 results do not necessarily reflect the proportion of the Company’s full-year results.

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the FACPCE and Resolutions of the CNV. IAS 1, “Presentation of Financial Statements” requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes of the financial statements, unless another standard specifies otherwise. The transition to Technical Resolutions No. 26 has resulted in the Company changing the format of its Statement of Income, Statement of Financial Position and Statement of Cash Flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

8

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.2.	Initial elections upon adoption of RT N° 26

Optional and mandatory exemptions of IFRS

As a general rule, the Company is required to establish its IFRS accounting policies for the year ended June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions and exceptions afforded by IFRS 1.

In Note 2.2. to the Unaudited Condensed Interim Consolidated Financial Statements of the Company indicates the exemptions and exceptions that are applicable in IFRS 1 and that have been applied in the transition from Argentine GAAP to RT 26.

2.3.	Reconciliations of Argentine GAAP to Technical Resolution No. 26 (“RT 26”)

In accordance with the requirements of Technical Resolution No. 26 and No. 29 of FACPCE, set out below are the reconciliations of shareholders’ equity in accordance with Argentine GAAP and RT 26 at June 30, 2012, at September 30, 2011 and July 1, 2011, and the reconciliations of income, comprehensive income and cash flows for the year ended June 30, 2012 and for the three-month period ended September 30, 2011. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under RT 26 for the first time as of and for the year ended June 30, 2013 are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

The first reconciliation provides an overview of the impact on equity of the transition at July 1, 2011, at September 30, 2011 and June 30, 2012 (Note 2.3.1). The second reconciliation provides an overview of the impact on income for the period ended September 30, 2011 and June 30, 2012 (Note 2.3.1).  The third reconciliation provides an overview of the impact on comprehensive income at September 30, 2011 and June 30, 2012 (Note 2.3.1).

9

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The following reconciliations provide details of the impact of the transition on:

•	Shareholders’ equity at July 1, 2011 (Note 2.3.2)
•	Shareholders’ equity at September 30, 2011 (Note 2.3.3)
•	Shareholders’ equity at June 30, 2012 (Note 2.3.4)
•	Statement of income for the three month period ended September 30, 2011 (Note 2.3.5)
•	Statement of income for the year ended June 30, 2012 (Note 2.3.6)
•	Statement of Comprehensive income for the three-month period ended September 30, 2011 (Note 2.3.7)
•	Statement of Comprehensive income for the year ended June 30, 2012 (Note 2.3.8)
•	Cash flow statement for the three-month period ended September 30, 2011 and for the year ended June 30, 2012 (Note 2.3.9)

2.3.1.	Summary of equity

		07.01.2011	09.30.2011	06.30.2012
Shareholders’ equity under Argentine GAAP		2,313,687	2,337,597	2,335,279
Revenue recognition – “scheduled rent increases”	(B)	4,445	4,238	3,616
Trading properties	(C)	(3,620)	(2,196)	(2,913)
Pre-operating and organization expenses	(D)	(41)	(41)	(1,180)
Goodwill	(E)	368,574	363,806	348,865
Non-current investments – financial assets	(F)	10,187	3,594	10,160
Initial direct costs on operating leases	(G)	465	451	595
Tenant deposits	(H)	71	103	218
Present value accounting – tax credits	(I)	-	(95)	(178)
Investment properties	(J)	-	(8,095)	-
Investment in subsidiaries	(K)	81,876	(48,274)	(22,635)
Investments in associates	(L)	(3,889)	(5,277)	(7,501)
Investments in joint ventures	(M)	(16,795)	(16,545)	(11,421)
Acquisition of non-controlling interest	(N)	-	-	(33)
Amortization of transaction costs on borrowings	(O)	110	180	123
Deferred income tax	(Q)	(4,066)	667	(3,654)
Shareholders’ equity under RT 26		2,751,004	2,630,113	2,649,341

10

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.1.	Summary of profit / (loss)

		09.30.2011	06.30.2012
Profit under Argentine GAAP		5,693	280,081
Revenue recognition – “scheduled rent increases”	(B)	(207)	(829)
Trading properties	(C)	1,452	707
Pre-operating and organization expenses	(D)	-	(1,139)
Goodwill	(E)	(612)	(19,709)
Non-current investments – financial assets	(F)	(6,593)	(27)
Initial direct costs on operating leases	(G)	(14)	130
Tenant deposits	(H)	32	147
Present value accounting – tax credits	(I)	-	(178)
Investment properties	(J)	(8,094)	-
Investment in subsidiaries	(K)	(108,185)	(57,479)
Investments in associates	(L)	(1,514)	(3,612)
Investments in joint ventures	(M)	905	5,374
Amortization of transaction costs on borrowings	(O)	70	13
Deferred income tax	(Q)	5,038	412
(Loss) / Profit under RT 26		(112,029)	203,891

2.3.1.	Summary of other comprehensive income

		09.30.2011	06.30.2012
Other comprehensive income under Argentine GAAP		-	45,851
Investments in associates	(L)	4,738	(29,541)
Other comprehensive income under RT 26		4,738	16,310

11

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.2.	Reconciliation of shareholders’ equity at July 1, 2011

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-Current Assets
Investment properties, net	-	a)	925,441	G	465	925,906
Property, Plant and Equipment, net	930,893	a) f) g)	(920,755)		-	10,138
Trading properties	-	b) c)	68,160	C	(2,908)	65,252
Intangible assets, net	8,473	g)	292	D	(41)	8,724
Inventories	61,685	b) c)	(61,685)		-	-
Investments in subsidiaries, associates and joint ventures	2,898,095		-	E,K,L,M	391,630	3,289,725
Other investments	144,072	a) b) d)	(144,072)		-	-
Trade and other receivables, net	59,380		-	B,I	1,187	60,567
Financial assets at fair value through profit or loss	8,255	d)	130,715	F	10,187	149,157
Negative Goodwill	(38,134)		-	E	38,134	-
Total Non-Current Assets	4,072,719		(1,904)		438,654	4,509,469
Current Assets
Trading properties	-	b) c)	11,552	C,D	(712)	10,840
Inventories	11,979	b) c) f)	(11,552)		-	427
Trade and other receivables, net	121,443	f)	1,904	B	3,258	126,605
Financial assets at fair value through profit or loss	2,170	e)	22,132		-	24,302
Cash and cash equivalents	45,163		-		-	45,163
Other investments	22,132	e)	(22,132)		-	-
Total Current Assets	202,887		1,904		2,546	207,337
TOTAL ASSETS	4,275,606		-		441,200	4,716,806

12

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.3.2.	Reconciliation of shareholders’ equity at July 1, 2011 (Continued)

	Argentine GAAP balances I	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
SHAREHOLDERS EQUITY
Share Capital	578,676	-		-	578,676
Inflation adjustment of share capital	274,387	-		-	274,387
Share premium	793,123	-		-	793,123
Cumulative Translation Adjustment	34,124	-	A	(34,124)	-
Legal reserve	57,031	-		-	57,031
Other reserves	391,262	-		-	391,262
Retained earnings	185,084	-		471,441	656,525
TOTAL SHAREHOLDERS’ EQUITY	2,313,687	-		437,317	2,751,004

LIABILITIES
Non-Current Liabilities
Trade and other payables	5,526	-	H	(494)	5,032
Borrowings	1,293,259	-		-	1,293,259
Deferred income tax liabilities	75,398	-	Q	4,066	79,464
Total Non-Current Liabilities	1,374,183	-		3,572	1,377,755
Current Liabilities
Trade and other payables	52,272	-	H	421	52,693
Payroll and social security liabilities	3,086	-		-	3,086
Borrowings	531,296	-	O	(110)	531,186
Provisions	1,082	-		-	1,082
Total Current Liabilities	587,736	-		311	588,047
TOTAL LIABILITIES	1,961,919	-		3,883	1,965,802
TOTAL SHAREHOLDERS’ EQUITY AND	4,275,606	-		441,200	4,716,806

13

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.3.	Reconciliation of shareholders’ equity at September 30, 2011

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-Current Assets
Investment properties	-	a)	931,209	G	(7,644)	923,565
Property, plant and equipment, net	936,139	a) f) g)	(926,588)		-	9,551
Trading properties	-	b) c)	66,529	C	(1,857)	64,672
Intangibles assets, net	8,380	g)	311	D	52	8,743
Inventories	60,229	b) c)	(60,229)		-	-
Investments in subsidiaries, associates and joint ventures	2,953,479		-	E,K,L,M	258,454	3,211,933
Trade and other receivables, net	65,266		(1,237)	B,I	979	65,008
Investments	154,324	a) b) d)	(154,324)		-	-
Investments in financial assets	-	d)	142,176	F	3,176	145,352
Negative Goodwill	(37,615)		-	E	37,615	-
Total Non-Current Assets	4,140,202		(2,153)		290,775	4,428,824
Current assets
Trading properties	-	b) c)	9,385	C,D	(339)	9,046
Inventories	9,820	b) c) f)	(9,385)		-	435
Trade and other receivables, net	178,008	f)	2,153	B	3,258	183,419
Investments in Financial assets	32,305		-		-	32,305
Cash and cash equivalents	7,954		-		-	7,954
Total Current Assets	228,087		2,153		2,919	233,159
TOTAL ASSETS	4,368,289		-		293,694	4,661,983

14

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.3.	Reconciliation of shareholders’ equity at September 30, 2011 (Continued)

	Argentine GAAP balances I	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
SHAREHOLDERS’ EQUITY
Share Capital	578,676	-		-	578,676
Inflation adjustment of share capital	274,387	-		-	274,387
Share Premium	793,123	-		-	793,123
Cumulative Translation Adjustment	44,022	-	A	(39,284)	4,738
Reserve for share based payments	1,711	-		-	1,711
Other equity adjustments	-	-	N	(15,311)	(15,311)
Legal reserve	57,031	-		-	57,031
Other reserves	391,262	-		-	391,262
Retained earnings	195,133	-		349,363	544,496
TOTAL SHAREHOLDERS EQUITY	2,335,345	-		294,768	2,630,113

LIABILITIES
Non-Current Liabilities
Trade and other payables	6,224	-	H	(514)	5,710
Borrowings	1,337,539	-		-	1,337,539
Deferred income tax liabilities	54,557	-	Q	(798)	53,759
Total Non-Current Liabilities	1,398,320	-		(1,312)	1,397,008
Current Liabilities
Trade and other payables	52,169	-	H	418	52,587
Payroll and social security liabilities	2,513	-		-	2,513
Borrowings	576,400	-	O	(180)	576,220
Provisions	3,542	-		-	3,542
Total Current Liabilities	634,624	-		238	634,862
Total Liabilities	2,032,944	-		(1,074)	2,031,870
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	4,368,289	-		293,694	4,661,983

15

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.4.	Reconciliation of shareholders’ equity at June 30, 2012

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-Current Assets
Investment properties	-	a)	889,838	G	595	890,433
Property, plant and equipment, net	894,317	a) f) g)	(885,552)		-	8,765
Trading properties	-	b) c)	68,854	C	(1,857)	66,997
Intangibles assets, net	6,452	g)	506	D	(971)	5,987
Inventories	63,089	b) c)	(63,089)		-	-
Investments in subsidiaries, associates and joint ventures	3,086,419		-	E,K,L,M	271,011	3,357,430
Other investments	165,246	a) b) d)	(165,246)		-	-
Trade and other receivables, net	136,472		-	B,I	2,977	139,449
Investments in financial assets	-	d)	153,434	F	10,160	163,594
Negative Goodwill	(36,056)		-	E	36,056	-
Total Non-Current Assets	4,315,939		(1,255)		317,971	4,632,655
Current assets
Trading properties	-	b) c)	5,176	C,D	(1,056)	4,120
Inventories	5,650	b) c) f)	(5,176)		-	474
Trade and other receivables, net	65,960	f)	1,255	B	639	67,854
Investments in financial assets	2,494	e)	18,186		-	20,680
Cash and cash equivalents	76,872		-		-	76,872
Other investments	18,186	e)	(18,186)		-	-
Total Current Assets	169,162		1,255		(417)	170,000
TOTAL ASSETS	4,485,101		-		317,554	4,802,655

16

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.
2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.4	Reconciliation of shareholders’ equity at June 30, 2012 (Continued)

	Argentine GAAP balances I	Reclassification II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
SHAREHOLDERS’ EQUITY
Share Capital	578,676	-		-	578,676
Inflation adjustment of share capital	274,387	-		-	274,387
Share Premium	793,123	-		-	793,123
Cumulative Translation Adjustment	79,975	-	A	(65,473)	14,502
Reserve for share based payments	2,595	-		-	2,595
Legal reserve	71,136	-		-	71,136
Other reserves	419,783	-		-	419,783
Acquisition of non-controlling interest	-	-	N	(15,714)	(15,714)
Retained earnings	115,604	-		395,249	510,853
TOTAL SHAREHOLDERS EQUITY	2,335,279	-		314,062	2,649,341

LIABILITIES
Non-Current Liabilities
Trade and other payables	7,517	-	H	(818)	6,699
Borrowings	1,550,369	-		-	1,550,369
Deferred income tax liabilities	15,525	-	Q	3,654	19,179
Provisions	6,198	-		-	6,198
Total Non-Current Liabilities	1,579,609	-		2,836	1,582,445
Current Liabilities
Trade and other payables	112,449	-	H	779	113,228
Payroll and social security liabilities	5,151	-		-	5,151
Borrowings...	451,738	-	O	(123)	451,615
Provisions	875	-		-	875
Total Current Liabilities	570,213	-		656	570,869
Total Liabilities	2,149,822	-		3,492	2,153,314
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	4,485,101	-		317,554	4,802,655

17

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.5.	Reconciliation of statement of income for the three-month period ended September 30, 2011

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
Revenues	49,805	i) ii)	13,626	B,H	(48)	63,383
Costs	(12,911)	i) ii)	(13,626)	C,D	1,844	(24,693)
Gross profit	36,894		-		1,796	38,690
Administrative expenses	(9,135)		-		-	(9,135)
Selling expenses	(3,692)		-		-	(3,692)
Gain from recognition of assets at net realizable value	8,436		-	C,J	(8,436)	-
Other operating expense, net	-	iii)	(4,981)		-	(4,981)
Profit from Operations	32,503		(4,981)		(6,640)	20,882
Share of profit / (loss) of subsidiaries, associates and joint ventures	41,974		-	K,L,M	(112,659)	(70,685)
Profit / (Loss) from Operations Before Financing and Taxation	74,477		(4,981)		(119,299)	(49,803)
Amortization of goodwill, net	519		-	E	(519)	-
Finance income	12,088		-		-	12,088
Finance costs	(92,853)		-	F,H	(7,165)	(100,018)
Financial loss generated,	(80,765)		-		(7,165)	(87,930)
Other income and expenses, net	(4,981)	iii)	4,981		-	-
Loss before Income Tax	(10,750)		-		(126,983)	(137,733)
Income tax	20,840		-	Q	4,864	25,704
Profit / (Loss) of the period	10,090		-		(122,119)	(112,029)

18

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.6	Reconciliation of income for the year ended June 30, 2012

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
Revenues	344,010	i) ii)	(90,424)	B,H	(135)	253,451
Costs	(96,207)	i) ii)	(1,732)	C,D	4,339	(93,600)
Gross profit	247,803		(92,156)		4,204	159,851
Proceeds from sale of investment properties	-		92,156	J	24,532	116,688
Administrative expenses	(68,141)		-		-	(68,141)
Selling expenses	(19,142)		-		-	(19,142)
Gain from recognition of assets at net realizable value	28,033		-	C,J	(28,033)	-
Other operating income / (expense), net	-	iii)	11,466	D,E	(1,139)	10,327
Profit from Operations	188,553		11,466		(436)	199,583
Share of profit / (loss) of subsidiaries, associates and joint ventures	368,474		(2,133)	K,L,M	(73,348)	292,993
Profit from Operations before Financing and Taxation	557,027		9,333		(73,784)	492,576
Amortization of goodwill, net	2,078		-	E	(2,078)	-
Finance income	46,429		2,133		-	48,562
Finance costs	(396,791)		-	F,H	(740)	(397,531)
Financial loss generated, net	(350,362)		2,133		(740)	(348,969)
Other incomes and expenses, net	11,466	iii)	(11,466)		-	-
Profit Before Income Tax	220,209		-		(76,602)	143,607
Income tax	59,872		-	Q	412	60,284
Profit for the Period	280,081		-		(76,190)	203,891

19

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.7.	Reconciliation of comprehensive income for the three-month period ended September 30, 2011

	Argentine GAAP balances I	Reclassifications II		Measurement adjustments III	RT 26 balances IV
Profit / (Loss) from the period	10,090	-		(122,119)	(112,029)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustments from subsidiaries, associates and joint ventures	9,898	-	D.H	(5,160)	4,738
Other comprehensive Income for the Period	9,898	-		(5,160)	4,738
Total comprehensive Income / (Loss) for the Period	19,988	-		(127,279)	(107,291)

2.3.8.	Reconciliation of comprehensive income for the year ended June 30, 2012

	Argentine GAAP balances I	Reclassifications II		Measurement adjustments III	IFRS balances IV
Profit / (Loss) for the year	280,081	-		(76,190)	203,891
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustument from subsidiaries, associates and joint ventures	45,851	-	D.H	(31,349)	14,502
Other comprehensive Income for the Year	45,851	-		(31,349)	14,502
Total comprehensive Income for the Year	325,932	-		(107,539)	218,393

20

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.9.	Reconciliation of cash flows for the three-month periods ended September 30, 2011 and for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Company has made the following reclassification between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under RT 26 as further detailed below:

(a)	Operating activities

	09.30.2011	06.30.2012
Cash generated from operating activities under Argentine GAAP	38,157	244,489
Sale of investment property and property, plant and equipment	-	(132,941)
Foreign Exchange losses on cash and cash equivalents	(25)	(517)
Cash generated from operating activities under RT 26	38,132	111,031

(a)	Investing activities

	09.30.2011	06.30.2012
Cash (used in) / generated from investing activities under Argentine GAAP	(80,093)	191,012
Sale of investment property and property, plant and equipment	-	132,941
Cash (used in) / generated from investing activities under RT 26	(80,093)	323,953

(b)	Financing activities

	09.30.2011	06.30.2012
Cash generated from / (used in) financing activities under Argentine GAAP	4,727	(403,791)
Cash generated from / (used in) financing activities under RT 26	4,727	(403,791)

(c)	Net increase / (decrease) in cash and cash equivalents

	09.30.2011	06.30.2012
Net (decrease) / increase in cash and cash equivalents under Argentine GAAP	(37,209)	31,710
Exchange losses on cash and cash equivalents	(25)	(517)
Net (decrease) / increase in cash and cash equivalents under RT 26	(37,234)	31,193

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous historical Argentine GAAP accounting policies and the RT No. 26 applied by the Company. Only the differences having an impact on the Company are explained below. The following is not a complete summary of all of the differences between Argentine GAAP and RT No. 26. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the summary tables above, which reflect the quantitative impacts from each change. Unless the quantitative impact is disclosed, the change impact is not significant to the Company.

21

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.10.	Explanation of the transition to RT 26

Column I in the tables on pages 12 to 20 represents the Argentine GAAP balances prior to transition as published in the latest Company’s Argentine GAAP financial statements as of and for the year ended June 30, 2012 compared to July 1, 2011 and in the financial statements of the Company prepared under Argentine GAAP as of and for the three-month period ended September 30, 2011. However, certain reclassifications and/or groupings have already been made in Column I to avoid lengthy explanations of certain format changes introduced in these first financial statements according to RT 26. The following changes have been made to the previous Argentine GAAP statement of financial position included in Column I:

(1)	The line items “Trade receivables” and “Other receivables” have been grouped into the new line item “Trade and other receivables”,

(2)
The line items “Trade payables”, “Customer advances”, “Taxes payable” and “Other liabilities” have been also grouped into the new line item “Trade and other payables”, with the exception of  income tax, deferred income taxes and derivative financial instruments which have been shown separately.

(3)	Goodwill which was previously disclosed separately offsetting negative goodwill has been included as part of “Intangible assets”.

(4)	Cash equivalents previously disclosed as part of the line item current investments have been grouped together with cash and banks, and the resulting line renamed “Cash and cash equivalents”.

(5)
Derivative financial instruments which were previously included as part of the non-current line items “Other receivables”, “Other payables” and/ or “Non-current investments” have been disclosed as separate assets or liabilities as appropriate.

(6)	Investments in associates previously included as part of “Non-current investments” have been separately disclosed in the new line item “Investments in associates and joint ventures”.

(7)	Investments in subsidiaries previously included as part of “Non-current investments” have been separately disclosed in the new line item “Investments in subsidiaries”.

22

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.10.	Explanation of the transition to RT 26 (Continued)

The following changes have been made to the statement of comprehensive income for the year ended June 30, 2012 and for the three-months periods ended September 30, 2011:

(1)
The format of the income statement has been restructured to simplify its reading. To that effect, all revenue streams of the Company which were previously disclosed separately (i.e. sale of development properties, leases and services revenue), together with its corresponding costs of sales, have been aggregated into two line items titled "Revenues" and "Costs" in Column I. Revenues and Costs are then cross-referenced to respective notes in the financial statements where a detailed breakdown is provided per line of business.

(2)
According to Argentine GAAP, the share of losses and profits from subsidiaries, joint ventures and associates is shown after the financial results. Likewise, under IFRSs, the share of profits and losses from subsidiaries, joint ventures and associates is generally shown after the financial results. However, where subsidiaries, associates and joint ventures are an integral vehicle to carry out the Company’s operations, it is more adequate to show the share of profits and losses of associates and joint ventures before financial results. In accordance with its strategy, the Company conducts its operations through controlled companies or joint ventures. Therefore, under RT 26, the Company shows the profits or losses from subsidiaries, associates and joint ventures before the financial results. For simplicity, the share of profits and losses from associates is shown before financial results, in Column I.

(3)
According to Argentine GAAP, the financial results are separated between those generated by assets from those generated by liabilities. According to RT 26, the Company adopted the policy based on showing the finance income and the finance costs separately in the statement of income. In order to simplify the explanations, the Company reclassified the accounts according to Argentine GAAP presented in the captions “Financial results generated by assets” and “Financial results generated by liabilities” to “Finance Income” and “Finance Cost”, respectively, in Column I.

(4)
According to RT 26, income and expense items not recognized in the statement of income (that is, exchange differences related to translation of foreign businesses) are shown in the statement of comprehensive income as “Other comprehensive income”. According to Argentine GAAP in force, the statement of comprehensive income is not mandatory and, therefore, such items are recognized as part of shareholders’ equity, in a separate reserve account.  For simplicity, these items are shown in “Other comprehensive income” in Column I.

23

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.10.1	Reclassifications (Column II)

Reclassifications affecting the statement of financial position

The column titled “Reclassifications” reflects the various differences in disclosure and format between the statement of financial position according to Argentine GAAP and RT 26. Unless otherwise stated, amounts have been reclassified for presentational purposes under RT 26 prior to affecting the corresponding RT 26 adjustments, as applicable, to the Argentine GAAP amounts. The impact of the RT 26 adjustments on reclassified balances is included in Column III titled ¨Measurement Adjustments¨ and is further discussed in Note 3.3.7.3 below. Unless otherwise stated, these presentation reclassifications affect both the statement of financial position as at transition date, i.e. July 1, 2011, September 30, 2011, and as at June 30, 2012.

(a)	Investment properties

The reclassification is consistent with the one described in Note 2.3.10.2. to the Unaudited Condensed Interim Consolidated Financial Statements.

(b)	Trading properties

The reclassification is consistent with the one described in Note 2.3.10.2. to the Unaudited Condensed Interim Consolidated Financial Statements.

(c)	In-kind receivables from barter transactions

The reclassification is consistent with the one described in Note 2.3.10.2. to the Unaudited Condensed Interim Consolidated Financial Statements.

(d)	Non-current investments – financial assets

The reclassification is consistent with the one described in Note 2.3.10.2. to the Unaudited Condensed Interim Consolidated Financial Statements.

(e)	Current investments – financial assets

The reclassification is consistent with the one described in Note 2.3.10.2. to the Unaudited Condensed Interim Consolidated Financial Statements.

24

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.10.1	Reclassifications (Column II) (Continued)

(f) Advances for purchases of property, plant and equipment, inventories and investments in associates and joint ventures

The reclassification is consistent with the one described in Note 2.3.10.2. to the Unaudited Condensed Interim Consolidated Financial Statements.

(g) Computer Software

The reclassification is consistent with the one described in Note 2.3.10.2. to the Unaudited Condensed Interim Consolidated Financial Statements.

Reclassifications affecting the statement of income for the three-month period ended September 30, 2011 and for the year ended June 30, 2012

(i) Revenues – service income and service charges

The reclassification is consistent with the one described in Note 2.3.10.2. to the Unaudited Condensed Interim Consolidated Financial Statements.

(ii) Proceeds from sale of investment properties

The reclassification is consistent with the one described in Note 2.3.10.2. to the Unaudited Condensed Interim Consolidated Financial Statements.

(iii) Other operating income / (expense), net

The reclassification is consistent with the one described in Note 2.3.10.2. to the Unaudited Condensed Interim Consolidated Financial Statements.

25

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.10.1	Reclassifications (Column II) (Continued)

Reclassifications affecting the statement of cash flows for the three-month periods ended September 30, 2011 and for the fiscal year ended June 30, 2012.

Under Argentine GAAP, the effect of changes in exchange rate of cash and cash equivalents were shown as operating activities and were not presented as a forth category in the statement of cash flow, as RT 26 required.

Additionally, pursuant to Argentine GAAP, proceeds derived from sale of property, plant and equipment (including properties classified as investment properties under Technical Resolution 26) were reported as operating activities. In accordance with RT 26, proceeds derived from sale of investment properties and property, plant and equipment is reported as investment activities.

Finally, according to Argentine GAAP, the acquisition of non-controlling interests was reported as investing activities, while under RT 26 it must be reported as cash from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statement of cash flow prepared under Argentine GAAP.

2.3.10.2	Measurement adjustments (Column III)

Argentine GAAP differs in certain significant respects from RT 26. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as further described below:

(A)	Foreign currency translation

As noted in the section titled “IFRS exemption options”, the Company has applied the one-time exemption to set the foreign currency cumulative translation adjustment (“CTA”) to zero as of July 1, 2011. The CTA balance as at July 1, 2011 of Ps. 34.1 million was recognized as an adjustment to retained earnings.

(B)	Revenue recognition – “scheduled rent increases”

The adjustment is consistent with the one described in Note 2.3.10.3 to the Unaudited Condensed Interim Consolidated Financial Statement.

26

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.10.2	Measurement adjustments (Column III) (Continued)

(C) Trading properties

The adjustment is consistent with the one described in Note 2.3.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

(D) Pre-operating and organization expenses

The adjustment is consistent with the one described in Note 2.3.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

(E) Goodwill

Goodwill:

The adjustment is consistent with the one described in Note 2.3.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

Negative goodwill:

The adjustment is consistent with the one described in Note 2.3.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

 (F) Non-current investments – financial assets

The adjustment is consistent with the one described in Note 2.3.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

(G) Initial direct costs on operating leases

The adjustment is consistent with the one described in Note 2.3.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

(H) Tenant deposits

The adjustment is consistent with the one described in Note 2.3.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

27

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.10.2	Measurement adjustments (Column III)(Continued)

(I)	Present value accounting – tax credits

The adjustment is consistent with the one described in Note 2.3.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

(J) Investment properties

The adjustment is consistent with the one described in Note 2.3.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

(K) Impact of adjustments according to RT 26 in investments in associates

Argentine GAAP - Investment in entities in which the Company exercises control, are accounted for under equity method. Under this method, the investment is recognized at its original cost and periodically increased (decreased) for the investor share in profits (loss) of the subsidiary, and decreased by dividends received from the subsidiary. The Company applies its share to the financial statements of its investments booked under the equity method, prepared in accordance with Argentine GAAP.

As of July 1, 2011, and June 30, 2012, the subsidiaries of the Company are those detailed in Note 1 a. to the consolidated financial statements.

RT 26 – The Company has assessed all of its interests in the companies indicated in the preceding paragraph and has determined that it exercises control over all of them. Consequently, under RT 26, the Company also accounts for such investments under the equity method. Nevertheless, the Company has assessed the impact of adjustments to RT 26 to financial statements of such entities prepared under the Argentine accounting standards in force, before the application of the equity method.

In Notes 2.3.1.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements, there is a description of the most significant adjustments to the shareholders’ equity and profit of loss of subsidiaries, as per RT 26.

28

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.10.2	Measurement adjustments (Column III)(Continued)

(L) Impact of adjustments according to RT 26 in investments in associates

The adjustment is consistent with the one described in Note 2.3.1.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

(M) Impact of adjustments to RT 26 in investments in joint ventures

The adjustment is consistent with the one described in Note 2.3.1.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

(N)       Acquisition of non-controlling interest

The adjustment is consistent with the one described in Note 2.3.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

(O)       Amortization of transaction costs on borrowing

The adjustment is consistent with the one described in Note 2.3.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

(P)       Exchange differences

The adjustment is consistent with the one described in Note 2.3.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

(Q) Deferred income tax

The adjustment is consistent with the one described in Note 2.3.10.3 to the Unaudited Condensed Interim Consolidated Financial Statements.

2.4.	Significant Accounting Policies

The principal accounting policies adopted by these Unaudited Condensed Interim Separate Financial Statements are consistent with those used in preparing the information under RT 26 as of June 30, 2012 (which is shown in Exhibit I to these Unaudited Condensed Interim Consolidated Financial Statements), and are based on those IFRS expected to be in force on June 30, 2013 (except for the accounting of investments in subsidiaries, companies under joint control and associates, as described in Note 2.1). The most significant accounting policies are described in Exhibit I.

29

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.5.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal years ended June 30, 2012, which are described in Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

3.	Acquisitions and disposals

See the summary of acquisitions and disposals made by the Company for the three-month period ended September 30, 2012 in Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.	Financial risk management

4.1.	Risk management principles and processes

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Exhibit I to the Unaudited Condensed Interim Separate Financial Statements provides information on financial risk management as of June 30, 2012 and July 1, 2011. Since June 30, 2012 there have been no changes in the risk management or risk management policies applied by the Company.

4.2.	Fair value estimates

Since June 30, 2012 there have been no reclassifications of financial assets.

Additionally, since June 30, 2012 there have been no significant changes in business on economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost), nor any transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

30

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

5.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for each subsidiaries, associates and joint ventures for the three month period ended September 30, 2012 and for the year ended June 30, 2012:

Subsidiaries

	09.30.2012	06.30.2012
Beginning of the period/year (i)	3,031,541	2,984,283
Acquisition	-	202
Capital contribution	1,255	68,857
Disposal of subsidiaries	-	(19,448)
Share of profit	56,196	274,690
Exchange differences	10,490	5,344
Dividend payments	-	(284,431)
Reversion of Intergroup transactions	1,462	2,044
End of the period/year (i)	3,100,944	3,031,541

(i)	Includes (Ps. 165) of investments with negative equity as of September 30, 2012.

Associates

	09.30.2012	06.30.2012
Beginning of the period/year	206,245	188,317
Acquisition of associates	-	1,429
Share of profit	5,860	16,499
Dividend payments	(8,453)	-
End of the period/year	203,652	206,245

31

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

5.	Information about principal subsidiaries, associates and joint ventures (Continued)

Joint ventures

	09.30.2012	06.30.2012
Beginning of the period/year	119,644	117,125
Capital contribution	155	715
Share of profit	4,285	1,804
End of the period/year	124,084	119,644

6.	Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2012 and for the year ended June 30, 2012 were as follows:

	09.30. 2012	06.30.2012
Beginning of the period/year	890,433	925,906
Additions	1,088	12,343
Disposals	(22,663)	(27,365)
Depreciation charge (i) (Note 22)	(6,740)	(20,451)
End of the period/year	862,118	890,433

(i)	Depreciation charges of investment property were included in “Costs” in the Statement of Income (Note 22).

The following amounts have been recognized in the statement of income:

	09.30.2012	09.30.2011
Rental and service income	63,847	54,825
Direct operating expenses	(27,511)	(24,693)

32

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

7.	Property, plant and equipment, net

Changes in Company’s property, plant and equipment for the three-month period ended September 30, 2012 and for the year ended June 30, 2012 were as follows:

	09.30.2012	06.30.2012
Beginning of the period/year	8,765	10,138
Additions	57	2,705
Disposals	-	(2,366)
Depreciation charge (i) (Note 22)	(910)	(1,712)
End of the period/year	7,912	8,765

(i)	Depreciation charges of property, plant and equipment were included in “General and administrative expenses” and “Costs” (Note 22).

8.	Trading properties

Changes in Company’s trading property for the three-month period ended September 30, 2012 and for the year ended June 30, 2012 were as follows:

	09.30.2012	06.30.2012
Beginning of the period/year	71,117	76,092
Additions	-	1,886
Sales	(1,478)	(6,861)
End of the period/year	69,639	71,117

33

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

9.	Intangible assets

Changes in Company’s intangible assets for the three-month period ended September 30, 2012 and for the year ended June 30, 2012 were as follows:

	09.30.2012	06.30.2012
Beginning of the period/year	5,987	8,724
Additions	52	1,188
Disposals	-	(2,951)
Amortization charge (i) (Note 22)	(81)	(974)
End of the period/year	5,958	5,987

(i)	Amortization charges are included in “General and administrative expenses” in the Statement of Income (Note 22). There were no impairment charges for any of the years presented.

10.	Inventories

Company’s inventories as of September 30, 2012, June 30, 2012 and July 1, 2011 were as follows:

	09.30.2012	06.30.2012	07.01.2011
Current
Materials and others items of inventories (i)	484	474	427
Current inventories	484	474	427
Total inventories	484	474	427

(i)	The cost of inventories recognized as expense, is recorded in “Costs” in Note 22.

34

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

11.	Trade and other receivables, net

Company’s trade and other receivables, as of September 30, 2012,  June 30, 2012 and July 1, 2011 were as follows:

	09.30.2012	06.30.2012	07.01.2011
Non-current
Leases and services receivable	2,257	10,322	3,072
Non-current trade receivables	2,257	10,322	3,072
Minimum Presumed Income tax (MPIT)	82,055	76,328	54,278
Others	511	-	366
Non-current other receivables	82,566	76,328	54,644
Related parties (Note 27)	63,244	52,799	2,851
Non-current trade and other receivables, net	148,067	139,449	60,567
Current
Leases and services receivable	34,592	29,663	32,700
Checks to be deposited	48	16	6,908
Notes receivable	-	381	-
Debtors under legal proceedings	3,450	2,911	8,596
Less: provision for impairment of trade receivables	(5,189)	(4,783)	(9,822)
Trade receivables, net	32,901	28,188	38,382
Gross sales tax credit and others	1,789	414	-
Other tax receivables	1,883	2,530	2,363
Prepaid expenses	996	4,974	5,417
Expenses and services to recover	1,112	2,369	-
Advance payments	2,762	1,255	1,904
Others	995	1,222	8,395
Current other receivables, net	9,537	12,764	18,079
Related parties (Note 27)	59,251	26,902	70,144
Current trade and other receivables, net	101,689	67,854	126,605
Total trade and other receivables, net	249,756	207,303	187,172

Movements on the Company’s provision for impairment of trade receivables are as follows:

35

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

11.	Trade and other receivables, net (Continued)

	09.30.2012	06.30.2012
Beginning of the period/year	4,783	9,822
Additions	585	938
Unused amounts reversed	(179)	(533)
Used during the period/year	-	(5,444)
End of the period/yearyear	5,189	4,783

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 22). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

12.	Investments in financial assets

Company’s financial assets at fair value through profit as of September 30, 2012, June 30, 2012 and July 1, 2011 were as follows:

	09.30.2012	06.30.2012	07.01.2011
Non-current
Investment in equity securities in TGLT S.A	101	86	105
Investment in equity securities in Hersha	-	19,608	18,337
Other equity securities in public companies	87	221	271
Convertible notes APSA 2014	149,075	143,679	130,444
Noncurrent portion	149,263	163,594	149,157
Current
Mutual funds	2,483	2,494	2,170
Public companies securities	21,326	11,643	2,892
Non-convertible notes APSA 2012	-	-	13,367
Interest on convertible notes APSA 2014	2,981	6,534	5,861
Other investments	8	9	12
Current portion	26,798	20,680	24,302
Total investments in financial assets	176,061	184,274	173,459

36

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

13.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2012, June 30, 2012 and July 1, 2011:

	09.30.2012	06.30.2012	07.01.2011
Cash at bank and on hand	116,721	76,405	27,276
Mutual funds.	198	467	17,887
Total cash and cash equivalents	116,919	76,872	45,163

Following is a detailed description of cash flows generated by the Company’s operations for the three-month period ended September 30, 2012 and 2011.

	09.30.2012	09.30.2011
Profit / (loss) for the period	41,142	(112,029)
Adjustments for:
Income tax expense	(21,861)	(25,704)
Depreciation and amortization	7,731	5,366
Loss from disposal of investment property	(31,069)	-
Dividends received	-	(207)
Share-based payments	360	300
Changes in fair value of financial assets	(5,621)	11,552
Interest expense, net	58,405	46,807
Provisions and allowances	8,445	6,200
Share of (profit)/ loss of subsidiaries, associates and joint ventures	(66,341)	70,685
Unrealized foreign exchange (gain) / loss, net	43,967	26,978
Increase in inventories	(10)	(10)
Decrease in trading properties	1,478	2,251
(Increase)/ decrease in trade and other receivables, net	(14,426)	15,143
Increase/ (decrease) in trade and other payables	42,555	(8,627)
Decrease in payroll and social security liabilities	(3,006)	(573)
Net cash generated from operating activities before income tax paid	61,749	38,132

37

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

14.	Trade and other payables

Company’s trade and other payables for the three-month period ended September 30, 2012 and for the year ended June 30, 2012 and July 1, 2011 were as follows:

	09.30.2012	06.30.2012	07.01. 2011
Non-current
Rent payments received in advance	9,516	617	-
Guarantee deposits	4,916	5,739	4,285
Trade payables, net	14,432	6,356	4,285
MPIT	5,727	-	-
Others	595	327	747
Non-current other payables	6,322	327	747
Related parties (Note 27)	16	16	-
Non-current trade and other payables	20,770	6,699	5,032

Current
Trade payables	13,642	7,061	6,635
Accruals	9,649	10,019	6,746
Rent and service payments received in advance	24,901	9,383	4,971
Deferred checks given	8,839	833	-
Guarantee deposits	2,390	1,336	2,901
Total current trade payables	59,421	28,632	21,253
VAT payables	2,735	6,961	6,635
Other tax payables	4,303	10,098	6,116
Others	4,423	3,254	1,302
Current other payables, net	11,461	20,313	14,053
Related parties (Note 27)	40,698	64,283	17,387
Current trade and other payables	111,580	113,228	52,693
Total trade and other payables	132,350	119,927	57,725

38

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

15.	Payroll and social security liabilities

Company’s Payroll and social security liabilities as of September 30, 2012, June 30, 2012 and July 1, 2011 were as follows:

	09.30.2012	06.30.2012	07.01. 2011
Current
Provision for vacation and bonuses	1,626	4,475	2,720
Salaries payable	83	189	24
Social security payable	1,821	424	294
Others	-	63	48
Current payroll and social security liabilities	3,530	5,151	3,086
Total payroll and social security liabilities	3,530	5,151	3,086

16.	Provisions

The table below shows the movements in Company's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Acquisition of subsidiary	Total
At July 1, 2011	1,082	-	-	1,082
Additions	6,190	-	(99)	6,091
Used during year	(100)	-	-	(100)
At June 30, 2012	7,172	-	(99)	7,073
Additions	2,040	-	(66)	1,974
Used during period	(149)	-	-	(149)
At September 30, 2012	9,063	-	(165)	8,898

The analysis of total provisions is as follows:

	09.30.2012	06.30.2012	07.01.2011
Non-current	8,014	6,198	1,082
Current	884	875	-
	8,898	7,073	1,082

39

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

17.	Borrowings

Company’s borrowings as of September 30, 2012, June 30, 2012 and July 1, 2011 were as follows:

					Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	09.30.2012	06.30.2012	07.01. 2011
Non-current
IRSA NCN due 2013	Unsecured	Ps.	Floating	Badlar +2.49%	-	51,032	-
IRSA NCN due 2014	Unsecured	US$	Fixed	7.45%	79,392	114,665
IRSA NCN due 2017	Unsecured	US$	Fixed	8.50%	701,562	675,852	612,419
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	686,408	661,078	598,159
Seller financing					-	-	-
Long-term loans					-	-	27,542
Related parties					49,316	47,689	55,139
Finance lease obligations					41	53	-
Non-current borrowings					1,516,719	1,550,369	1,293,259
Current
IRSA NCN due 2013	Unsecured	Ps.	Floating	Badlar +2.49bps	155,443	102,889	-
IRSA NCN due 2014	Unsecured	US$	Fixed	7.45%	79,751	38,278	-
IRSA NCN due 2017	Unsecured	US$	Fixed	8.5%	9,107	23,175	20,960
IRSA NCN due 2020	Unsecured	US$	Fixed	11.5%	15,050	34,003	30,800
Bank overdrafts					167,848	143,997	365,198
Short-term loans					51,048	81,260	108,858
Seller financing					-	-	-
Finance lease obligations					126	157	-
Related parties					78,197	27,856	5,370
Current borrowings					556,570	451,615	531,186
Total borrowings					2,073,289	2,001,984	1,824,445

NCN: Non-convertible Notes

40

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

18.	Current and deferred income tax

The details of the provision for the Company’s income tax are as follows:

	09.30.2012	09.30.2011
Current income tax	-	-
Deferred income tax	21,861	25,704
Income tax gain	21,861	25,704

The gross movement on the deferred income tax account is as follows:

	09.30.2012	06.30.2012
Beginning of period/year	(19,179)	(79,464)
Income tax gain	21,861	60,284
End of period/year	2,682	(19,179)

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to Profit Before Income Tax for the three month periods ended September 30, 2012 and 2011:

	09.30.2012	09.30.2011
Net income at tax rate	(6,750)	48,207
Permanent differences:
Share of profit / (loss) from subsidiaries, associates and joint ventures	23,219	(24,739)
Others	5,365	2,949
Non-deductible items	27	(713)
Income tax expense	21,861	25,704

41

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

19.	Dividends

For the fiscal year ended September 30, 2012 the Company has not distributed dividends

Dividends for the year ended June 30, 2012 amounted to Ps. 180.0 million, which were proposed at the annual general ordinary and extraordinary shareholders’ meeting on October 31, 2012.

20.	Revenues

	09.30.2012	09.30.2011
Base rent	45,288	40,637
Reimbursement of expenses	17,484	13,626
Property management fee	935	534
Others	140	28
Total rentaland service income	63,847	54,825
Sale of trading properties	5,674	8,558
Total other revenue	5,674	8,558
Total revenues	69,521	63,383
21.	Costs

	09.30.2012	09.30.2011
Leases and service charge	25,505	21,710
Cost of sales and development	2,006	2,983
Total cost of property operations	27,511	24,693
Total costs	27,511	24,693

42

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

22.	Expenses by nature

For the period ended September 30, 2012:

	Costs
	Cost of property operations	Cost of sale of trading properties	General and administrative expenses	Selling expenses	Total
Leases, service charges and vacant property cost	3,090	284	41	-	3,415
Depreciation and amortization	7,479	-	243	9	7,731
Provision for impairment of receivables	-	-	-	406	406
Salaries, social security costs and other personnel expenses	2,579	29	6,246	804	9,658
Director´s fees	-	-	3,668	-	3,668
Fees and payments for services	485	-	1,275	279	2,039
Maintenance, security, cleaning, repairs and others	9,656	15	589	38	10,298
Taxes, rates and contributions	1,959	195	92	1,576	3,822
Advertising and others selling expenses	-	-	-	582	582
Cost of sale of trading properties	-	1,478	-	-	1,478
Others	257	5	738	63	1,063
Total expenses by nature	25,505	2,006	12,892	3,757	44,160

43

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

22.	Expenses by nature (Continued)

For the period ended September 30, 2011:

	Costs
	Cost of property operations	Cost of sale of trading properties	General and administrative expenses	Selling expenses	Total
Leases, service charges and vacant property cost	2,751	393	159	2	3,305
Salaries, social security costs and other personnel administrative expenses	2,958	21	6,015	834	9,828
Director´s fees	-	-	446	-	446
Fees and payments for services	388	44	1,325	685	2,442
Maintenance, security, cleaning, repairs and others	7,474	26	414	56	7,970
Depreciation and amortization	5,177	-	189	-	5,366
Taxes, rates and contributions	2,920	269	39	1,231	4,459
Provision for impairment of receivables	-	-	-	406	406
Cost of sale of properties	-	2,230	-	-	2,230
Advertising and others selling expenses	-	-	-	446	446
Others	42	-	548	32	622
Total expenses by nature	21,710	2,983	9,135	3,692	37,520

44

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

23.	Employee costs

	09.30.2012	09.30.2011
Salaries, bonuses and social security costs	9,030	9,014
Share-based compensation	360	300
Pension costs – defined contribution plan	268	514
Employee costs	9,658	9,828

24.	Other operating expense, net

	09.30.2012	09.30.2011
Donations	(78)	(1,488)
Lawsuits and other contingencies	(2,040)	(2,470)
Others	(1,856)	(1,023)
Total other operating expense, net	(3,974)	(4,981)

25.	Financial results, net

	09.30.2012	09.30.2011
Finance income:
- Interest income	4,701	5,229
- Foreign exchange gains, net	15,662	6,652
- Dividend income	-	207
- Fair value gains of financial assets at fair value through profit or loss	5,621	-
Finance income	25,984	12,088

Finance costs:
- Interest expense	(63,106)	(52,036)
- Foreign exchange losses, net	(59,912)	(33,158)
- Fair value loss of financial assets at fair value through profit or loss	-	(11,552)
- Other finance costs	(2,482)	(3,272)
Finance costs	(125,500)	(100,018)
Total financial results, net	(99,516)	(87,930)

26.	Share-based payments

For the period ended June 30, 2012 the Company recognized a charge of Ps. 560 associated with Incentive Plans, which includes an amount of Ps. 300 recorded in "Share of profit / (loss) of subsidiaries, associates and joint ventures” in the Unaudited Statement of Income. For more details, see Note 30 to the Unaudited Condensed Interim Consolidated Financial Statements.

45

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

27.	Related party transactions

	Reference	Description of transaction	Non-current Investments	Current Investments	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowing non-current	Borrowing current
Consultores Asset Management S.A. (CAMSA)	(4)	Reimbursement of expenses	-	-	-	2,288	-	(13)	-	-
Estudio Zang, Bergel & Viñes	(5)	Advances	-	-	-	53	-	-	-	-
		Legal service fees	-	-	-	-	-	(312)	-	-
Fundación IRSA	(4)	Reimbursement of expenses	-	-	-	37	-	-	-	-
		Donations	-	-	-	-	-	(2)	-	-
Museo de los Niños	(4)	Reimbursement of expenses	-	-	-	33	-	(12)	-	-
Directors	(5)	Reimbursement of expenses	-	-	-	157	-	-	-	-
		Fees	-	-	-	18,400	-	(23,625)	-	-
		Guarantee deposits	-	-	-	-	(8)	-	-	-
Quality Invest S.A.	(9)	Reimbursement of expenses	-	-	-	6	-	-	-	-
		Management fee	-	-	-	-	-	(49)	-	-
New Lipstick LLC	(4)	Reimbursement of expenses	-	-	-	1,127	-	-	-	-
Banco Hipotecario S.A.	(4)	Dividends	-	-	-	5,120	-	-	-	-
		Reimbursement of expenses	-	-	-	-	-	(55)	-	-
Manibil S.A.	(3)	Dividends	-	-	-	3,332	-	-	-	-
Cyrsa S.A.	(2)	Reimbursement of expenses	-	-	-	473	-	(2)	-	-
		Borrowings	-	-	-	-	-	-	-	(49,040)
Tarshop S.A.	(7)	Reimbursement of expenses	-	-	-	10	-	-	-	-
Alto Palermo S.A.	(3)	Reimbursement of expenses	-	-	-	369	-	-	-	-
		Convertible Notes 2014	149,075	2,981	-	-	-	-	-	-
		Other liabilities	-	-	-	-	-	-	-	(320)
		Share services	-	-	-	1,563	-	(569)	-	-
		Reimbursement of expenses	-	-	-	1,845	-	(132)	-	-
Doneldon S.A.	(3)	Reimbursement of expenses	-	-	-	10	-	-	-	-
Arcos del Gourmet S.A.	(6)	Reimbursement of expenses	-	-	-	5	-	-	-	-
E-Commerce Latina S.A.	(3)	Reimbursement of expenses	-	-	-	12	-	-	-	-
		Borrowings	-	-	-	-	-	-	(5,451)	-
Efanur S.A.	(3)	Reimbursement of expenses	-	-	-	25	-	-	-	-
		Borrowings	-	-	39,677	-	-	-	-	-

-
46

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

27.	Related party transactions (Continued)

Related party	Reference	Description of transaction	Non-current Investments	Current Investments	Trade and other receivables non-current	Trade and others receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings Non-current	Borrowings Current
Emprendimientos Recoleta S.A.	(6)	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
		Non Convertible Note IRSA Class I 2017	-	-	-	-	-	-	(6,170)	(148)
Fibesa S.A.	(6)	Reimbursement of expenses	-	-	-	105	-	(5)	-	-
Hoteles Argentinos S.A.	(3)	Reimbursement of expenses	-	-	-	25	-	(942)	-	-
Imadison LLC	(3)	Reimbursement of expenses	-	-	-	774	-	-	-	-
Inversora Bolivar S.A.	(3)	Reimbursement of expenses	-	-	-	47	-	(67)	-	-
		Borrowings	-	-	-	-	-	-	(6,232)	-
IRSA International LLC	(3)	Reimbursement of expenses	-	-	-	839	-	(627)	-	-
Jiwin S.A.	(3)	Reimbursement of expenses	-	-	-	2	-	-	-	-
Llao Llao Resorts S.A.	(3)	Reimbursement of expenses	-	-	-	2,033	(8)	(6)	-	-
		Other receivables	-	-	-	200	-	-	-	-
		Borrowings	-	-	-	1,295	-	-	-	-
Nuevas Fronteras S.A.	(3)	Reimbursement of expenses	-	-	-	5	-	-	-	-
		Management Fees	-	-	-	106	-	-	-	-
		Other liabilities	-	-	-	-	-	(393)	-	-
		Borrowings	-	-	-	-	-	-	-	(28,416)
Palermo Invest S.A.	(3)	Reimbursement of expenses	-	-	-	32	-	-	-	-
		Borrowings	-	-	78	-	-	-	-	(7)
Panamerican Mall S.A.	(6)	Reimbursement of expenses	-	-	-	93	-	-	-	-
		Non Convertible Note IRSA Class I 2017	-	-	-	-	-	-	(10,505)	(252)
Real Estate Investment Group LP	(3)	Reimbursement of expenses	-	-	-	33	-	(24)	-	-
Real Estate Investment Group LPV	(3)	Reimbursement of expenses	-	-	-	11	-	-	-	-
Real Estate Strategies Group LP	(3)	Reimbursement of expenses	-	-	-	1,175	-	-	-	-

47

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

27.	Related party transactions (Continued)

Related party	Reference	Description of transaction	Non-current Investments	Current Investments	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings Non-current	Borrowings Current
Ritelco S.A.	(3)	Reimbursement of expenses	-	-	-	15	-	-	-	-
		Other liabilities	-	-	-	-	-	(15)	-	-
		Borrowings	-	-	-	-	-	-	(37,633)	(414)
Sedelor S.A.	(3)	Reimbursement of expenses	-	-	-	8	-	-	-	-
Solares Santa María S.A.	(3)	Reimbursement of expenses	-	-	-	3,095	-	-	-	-
		Borrowings	-	-	4	3,660	-	-	-	-
Torodur S.A.	(6)	Reimbursement of expenses	-	-	-	144	-	-	-	-
Tyrus S:A.	(3)	Reimbursement of expenses	-	-	-	93	-	-	-	-
		Borrowings	-	-	23,485	-	-	-	-	-
Unicity S.A.	(3)	Reimbursement of expenses	-	-	-	5	-	-	-	-
Zetol S.A.	(3)	Reimbursement of expenses	-	-	-	117	-	-	-	-
Codalis S.A.	(3)	Reimbursement of expenses	-	-	-	17	-	-	-	-
Canteras Natal Crespo S.A.	(2)	Reimbursement of expenses	-	-	-	520	-	-	-	-
		Borrowings	-	-	-	90	-	-	-	-
		Management fees	-	-	-	458	-	-	-	-
Baicom Networks S.A.	(2)	Reimbursement of expenses	-	-	-	130	-	-	-	-
Puerto Retiro S.A.	(8)	Reimbursement of expenses	-	-	-	151	-	-	-	-
Cactus Argentina S.A.	(4)	Reimbursement of expenses	-	-	-	-	-	-	-	-
Cresud S.A.C.I.F. y A.	(1)	Reimbursement of expenses	-	-	-	4,586	-	(275)	-	-
		Share services	-	-	-	2,846	-	(13,570)	-	-
		Office leases	-	-	-	750	-	-	-	-
		Borrowings	-	-	-	188	-	-	-	-
		Sale of properties	-	-	-	701	-	-	-	-
Futuros y Opciones .Com S.A.	(4)	Reimbursement of expenses	-	-	-	-	-	(2)	-	-
Alafox S.A.	(3)	Reimbursement of expenses	-	-	-	18	-	-	-	-
Military S.A.	(4)	Reimbursement of expenses	-	-	-	18	-	-	-	-
Helmir S.A.	(4)	Reimbursement of expenses	-	-	-	1	-	-	-	-
Total			149,075	2,981	63,244	59,251	(16)	(40,698)	(65,991)	(78,597)

48

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

27.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2012:

Related party	Reference	Leases	Fees	Income from services and share expenses	Legal services	Interest Income / (Loss)
Alto Palermo S.A.	(3)	1,135	675	110	-	3,555
Canteras Natal Crespo S.A.	(2)	-	-	24	-	3
Cresud S.A.C.I.F. y A.	(1)	272	-	(6,045)	-	-
Cyrsa S.A.	(2)	-	-	-	-	(608)
Directores	(5)	-	(560)	-	-	-
E-Commerce Latina S.A.	(3)	-	-	2	-	(95)
Estudio Zang, Bergel & Viñes	(5)	-	-	-	(129)	-
Fibesa S.A.	(6)	216	-	19	-	-
Inversora Bolivar S.A.	(3)	-	-	-	-	(110)
Llao Llao Resorts S.A.	(3)	25	-	-	-	44
Nuevas Fronteras S.A.	(3)	-	-	137	-	(331)
Palermo Invest S.A.	(3)	-	-	-	-	9
Ritelco S.A.	(3)	-	-	-	-	(159)
Tarshop S.A.	(7)	651	-	-	-	-
Panamerican Mall S.A.	(6)	-	-	-	-	(53)
Total		2,299	115	(5,753)	(129)	2,255

(1)	Shareholder
(2)	Joint venture
(3)	Subsidiary
(4)	Associete
(5)	Related to the Board of Directors.
(6)	Subsidiary of APSA
(7)	Associate of APSA
(8)	Joint venture through Inversora Bolívar S.A.
(9)	Joint venture of APSA

28.	Events after the date of the statement of financial position

See Note 32 to Unaudited Condensed Interim Consolidated Financial Statements.

49

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
The present condensed interim separate financial statements should be read along with Exhibit I. This Exhibit contains a detailed presentation of the additional information required by IFRS as of June 30, 2012 and July 1, 2011, which is necessary for understanding the present condensed interim separate financial statements and for making it possible for them to be presented in condensed form pursuant to IFRS 34.

1.	Most relevant accounting policies

The principal accounting policies applied in the preparation of these Financial Statements are set out in Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

2.	Acquisitions and disposals

See Note 2 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements for information of acquisitions and disposals for the year ended June 30, 2012.

3.	Financial Risk Management

Risk management principles and processes

The risk management function within the Company is carried out in respect of financial risks. Financial risk comprises market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, liquidity risk and capital risk.

See description of risk management principles, policies and procedures in Note 3 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

(a)	Market risk management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities and equity securities price risks, to the extent that these are exposed to general and specific market movements. The Company sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

Sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rate and changes in foreign currency rates.

See details from Market risk management in Note 3 of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

50

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

Foreign exchange risk:

The Company issues its financial statements in Argentine Pesos and conducts business in many foreign currencies. As a result, the Company is subject to foreign currency exchange risk. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The activities of the Company are primarily located in Argentina where the Argentine Peso is the functional currency. However, in the ordinary course of business, the Company transacts in currencies other than the respective functional currencies, primarily in US dollars. Net financial position exposure to the US dollar is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowing in foreign currencies. Exposure to other foreign currencies has not been significant to date.

As of June 30, 2012, the total net book value of the Company’s instruments expressed in dollars amounts to Ps.1,234,927 (liability). The Company estimates that, all other factors being constant, a 10% appreciation of the US dollar would reduce profits before taxes by Ps. 123,492 for fiscal year ended June 30, 2012. A 10% depreciation of the US dollar would have an equal and opposite effect in the income statement.

This sensitivity analysis provides only a limited, point-in-time view of the foreign exchange risk sensitivity of certain of the Company’s financial instruments. The actual impact of the foreign currency rate changes on the Company’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Otherwise, the Company uses derivatives, such as forward exchange contracts, to manage its exposure to foreign currency risk.

Interest rate risk:

The Company is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

The primary objective of the Company’s investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the Company diversifies its portfolio in accordance with the limits set by the Company. The Company maintains a portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds. As stated in Note 3 to Exhibit I to these Unaudited Condensed Interim Consolidated Financial Statements, investments in fixed rate and floating rate instruments generate several interest rate risks. As the Company’s interest-bearing assets do not generate significant amounts of interest, changes in market interest rates do not have any significant direct effect on the Company’s income.

51

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

The Company’s interest rate risk principally arises from long-term borrowings (Note 25). Borrowings issued at floating rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk.

The following tables show a breakdown of the Company’s fixed-rate and floating-rate borrowings (excluding finance leases). All amounts are shown in thousands of Argentine Pesos, the Company’s presentation currency:

June 30, 2012
Borrowings per currency	Argentine Peso
Fixed rate:
Argentine Peso	30,335
US Dollar	1,586,815
Subtotal fixed-rate borrowings	1,617,150
Floating rate:
Argentine Peso	347,935
US Dollar	36,689
Subtotal floating-rate borrowings	384,624
Total borrowings as per analysis	2,001,774
Finance leases	210
Total Borrowings in the statement of financial position	2,001,984

The Company estimates that, all other factors being constant, a 1% increase in the floating interest rate at the end of the fiscal year would reduce profits before taxes by Ps. 3,815 for fiscal year ended June 30, 2012. A 1% decrease in the floating interest rate would have an equal and opposite effect in the income statement.

This sensitivity analysis provides only a limited, point-in-time view of the interest risk sensitivity of certain of the Company’s financial instruments. The actual impact of the interest rate changes on the Company’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Other price risk

The Company is exposed to equity securities price risk because of equity investments or derivative financial instruments in public companies, which were classified on the statement of financial position at “fair value through profit or loss”.

52

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

As of June 30, 2012, the total value of the Company’s equity investments of public companies (TGLT) amounts to Ps. 31,558. The company estimates that, all other factors being constant, a 10% decrease in the prices of equity securities would reduce profits before taxes by Ps. 3,156 million for fiscal year ended June 30, 2012. A 10% increase in the prices of equity securities would have an equal and opposite effect in the income statement.

This sensitivity analysis provides only a limited, point-in-time view of the price risk sensitivity of certain of the Company’s financial instruments. The actual impact of the interest rate changes on the Company’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

(b)	Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to the Company.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, investments of surplus cash balances, and from the use of derivative financial instruments.

See details from Credit risk management in Note 3 (b) of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

According to the Company’s policy, the Company places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statement of financial position (see details in Note 15).

The Company’s policy is to manage credit exposure to trade and other receivables within defined trading limits. All of the Company’s significant counterparties are assigned internal credit limits.Trade receivables from investment and development property activities are primarily derived from leases and services from shopping centers, office and other rental properties; receivables from the sale of trading properties and investment properties (mainly undeveloped land and non-retail rental properties).The Company does not expect any significant losses resulting from the non-performance of any counterpart to the lease contracts.The maximum exposure to credit risk is represented by the carrying amount of this receivables in the statement of financial position after deducting any impairment allowance (see Note 12).

53

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

(c)	Liquidity risk management

The Company is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value.

See details from Financial risk management in Note 3 (c) of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

The tables below analyze the Company’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows. Where the interest payable is not fixed, the amount disclosed has been determined by reference to the projected interest rates implied by yield curves at the reporting date.

At June 30, 2012	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	83,702	6,587	71	266	266	90,892
Borrowings (excluiding finance lease liabilities)	565,418	305,339	170,705	134,231	1,765,346	2,941,039
Finance leases	165	43	17	-	-	225
Total year	649,285	311,969	170,793	134,497	1,765,612	3,032,156

At July 1, 2011	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	34,867	1,584	2,240	1,020	231	39,942
Borrowings	272,749	153,433	122,583	159,464	1,722,731	2,430,960
Total year	307,616	155,017	124,823	160,484	1,722,962	2,470,902

54

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

d)	Capital risk management

The capital structure of the Company consists of shareholders’ equity and net borrowings. The type and maturity of the Company’s borrowings are analyzed further in Note 18 and the Company’s equity is analyzed into its various components in the statement of changes in shareholders’ equity.

See details from capital risk management in Note 3 (d) of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

The following table details a number of the Company’s key metrics in relation to managing its capital structure. The ratios are within the ranges established by the Company’s strategy:

	06.30.2012	07.01.2011
Gearing ratio (i)	43.04%	39.87%
Debt ratio (ii)	222.64%	194.91%

(i)	Calculated as total debt (including current and non-current borrowings) divided by total capital (including equity plus total debt). Share of joint ventures is not considered in the calculation.

(ii)	Calculated as total debt divided by total of investment property (including trading property and investment property). Share of joint ventures is not considered in the calculation.

  (e)  Other non-financial risks

See details from other non-financial risk management in Note 3 (e) of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

4.	Significant judgments, key assumptions and estimates

The Company’s significant accounting policies are stated in Note 1 of Exhibit I to Unaudited Condensed Consolidated Interim Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimation involved in their application and their impact on the consolidated financial statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

55

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates(Continued)

4.1.	Certain critical accounting estimates and assumptions

The accounting estimates and assumptions considerated as critical for the Company are as follows:

(a) Business combinations – purchase price allocation

(b) Impairment testing of goodwill

(c) Impairment testing of non-current assets other than goodwill

(d) Trading properties

(e) Fair value of derivatives and other financial instruments

(f) Provision for impairment of trade receivables

See description of Company´s critical accounting estimates and assumptions in Note 4.1 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

4.2.	Significant judgments in the process of applying the Company’s accounting policies

Significant judgment is required in calculating income taxes and is described in Note 4.2 of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

5.	Information about main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures which are listed in Note 5 to the Unaudited Condensed Interim Separate Financial Statements.

56

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Investment properties

Changes in the Company’s investments properties for the year ended June 30, 2012 were as follows:

	Office buildings and other rental properties portfolio	Plot of land	Total
At July 1, 2011
Cost	938,892	112,356	1,051,248
Accumulated depreciation	(125,342)	-	(125,342)
Net book amount	813,550	112,356	925,906
Year ended June 30, 2012:
Opening net book amount	813,550	112,356	925,906
Additions	5,857	6,486	12,343
Disposals	(26,079)	(1,286)	(27,365)
Depreciation (i) (Note 26)	(20,451)	-	(20,451)
Net book amount at year end	772,877	117,556	890,433

(i) Depreciation charges of investment property were included in “Costs” in the statement of Income (Note 26).

The following amounts have been recognized in the statement of income:

06.30.2012
Rental and service income	230,134
Direct operating expenses	85,545

As of June 30, 2012, the Company does not have significant properties under development.

Certain of the Group’s investment property assets have been mortgaged or otherwise restricted to secure some of the Company’s borrowings and other payables. The net book value of the Company’s investment properties as of June 30, 2012 and July 1, 2011 is as follows:

	06.30.2012	07.01.2011
República building	212,163	215,646
Total	212,163	215,646

As of June 30, 2012 the fair value of investment property amounts to Ps. 1,277.2.

57

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Property, plant and equipment

Changes in the Company’s property, plant and equipment for the year ended June 30, 2012 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicules	Others
At July 1, 2011
Cost	17,965	5,276	10,834	221	34,296
Accumulated depreciation	(11,184)	(2,565)	(10,188)	(221)	(24,158)
Net book amount	6,781	2,711	646	-	10,138
Year ended June 30, 2012
Opening net book amount	6,781	2,711	646	-	10,138
Additions	628	140	1,937	-	2,705
Disposals	-	(2,366)	-	-	(2,366)
Depreciation charge (i) (Note 31)	(467)	(46)	(1,199)	-	(1,712)
Net book amount at year end	6,942	439	1,384	-	8,765

(i)	The depreciation charges of property, plant and equipment were included in “General and administrative expenses” and “Costs” (Note 26).

58

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Property, plant and equipment(Continued)

During the year, none of the Company’s finance costs were capitalized given the absence of qualifying capitalizable assets.

Machinery and equipment includes the following amounts where the Company is a lessee under a finance lease:

06.30.2012
Cost –Capital leases	225
Accumulated depreciation	(15)
Net book amount	210

The Company leases machinery and equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years, and ownership of the assets lie within the Company (Note 22).

8.	Trading Properties

Changes in the Company´s trading properties for the year ended June 30, 2012 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1, 2011	14,342	51,999	9,751	76,092
Additions	1,680	206	-	1,886
Disposals	(6,861)	-	-	(6,861)
At June 30, 2012	9,161	52,205	9,751	71,117

59

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Intangible assets

Changes in the Company’s intangible assets for the years ended June 30, 2012 were as follows:

	Goodwill	Computer Software	Total
At July 1, 2011
Cost	8,432	735	9,167
Accumulated amortization	-	(443)	(443)
Net book amount	8,432	292	8,724
Year ended June 30, 2012
Opening net book amount	8,432	292	8,724
Additions	-	1,188	1,188
Disposals	(2,951)	-	(2,951)
Amortization charge (i) (Note 26)	-	(974)	(974)
Net book amount at year end	5,481	506	5,987

(i)	Amortization charges are included within “General and administrative expenses” (Note 26). There are no depreciation charges.

10.	Inventories

See breakdown of the Company´s inventories in Note 10 to the Unaudited Condensed Interim Separate Financial Statements.

11.	Financial instruments by category

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, tax receivables and payables in kind), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

60

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Financial instruments by category(Continued)

Financial assets and financial liabilities as of June 30, 2012 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
July 30, 2012
Assets as per statement of financial position
Trade and other receivables (Note 12)	123,653	-	123,653	83,650	207,303
Investments in financial assets (Note 13)	150,213	34,061	184,274	-	184,274
Cash and cash equivalents (Note 14)	76,404	468	76,872	-	76,872
Total	350,270	34,529	384,799	83,650	468,449

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 15)	89,594	-	89,594	30,333	119,927
Borrowings (excluding finance lease liabilities) (Nota 18)	2,001,774	-	2,001,774	-	2,001,774
Finance leases (Nota 18)	210	-	210	-	210
Total	2,091,578	-	2,091,578	30,333	2,121,911

61

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Financial instruments by category (Continued)

Financial assets and financial liabilities as of July 1, 2011 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
July 1, 2011:
Assets as per statement of financial position
Trade and other receivables (Note 12)	123,054	-	123,054	64,118	187,172
Investments in financial assets (Note 13)	149,672	23,787	173,459	-	173,459
Cash and cash equivalents (Note 14)	27,276	17,887	45,163	-	45,163
Total	300,002	41,674	341,676	64,118	405,794

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 15)	38,644	-	38,644	19,081	57,725
Borrowings (Note 18)	1,824,445	-	1,824,445	-	1,824,445
Total	1,863,089	-	1,863,089	19,081	1,882,170

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

62

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Financial instruments by category (Continued)

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value	Total
June 30, 2012
Interest income (i)	20,509	-	-	-	20,509
Interest expense (i)	-	-	(227,840)	-	(227,840)
Foreign exchange gains/ (losses) (i)	7,608	20,445	(149,284)	-	(121,231)
Dividends received (i)	2,133	-	-	-	2,133
Loss from derivative financial instruments (i)	-	(815)	-	-	(815)
Fair value losses on financial assets at fair value through profit or loss (i)	-	(7,250)	-	-	(7,250)
Net result	30,250	12,380	(377,124)	-	(334,494)

(i)	Included in “Financial results, net “in the statement of income.

Determination of fair values

See determination of the fair value of the Company in Note 14 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of June 30, 2012 and July 1, 2011 and their allocation to the fair value hierarchy:

	06.30.2012
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A. (i)	-	86	-	86
- Investment in equity securities in Hersha (ii)	19,608	-	-	19,608
- Other equity securities in public companies	11,864	-	-	11,864
- Mutual funds	2,962	-	-	2,962
- Government bonds	9	-	-	9
Total Assets	34,443	86	-	34,529
Liabilities
Derivative financial instruments:
- Foreign currency-contracts	-	-	-	-
Total liabilities	-	-	-	-

63

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Financial instruments by category (Continued)

	07.01.2011
	Nivel 1	Nivel 2	Nivel 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A. (i)	105	-	-	105
- Investment in equity securities in Hersha	18,337	-	-	18,337
- Other equity securities in public companies	3,163	-	-	3,163
- Mutual funds	20,057	-	-	20,057
- Government bonds	12	-	-	12
Total assets	41,674	-	-	41,674

(i)	During the year ended June 30, 2012, TGLT was transferred from level 1 to 2.

12.	Trade and other receivables

See breakdown of the Company’s trade and other receivables in Note 11 to the Unaudited Condensed Interim Separate Financial Statements.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Company’s trade and other receivables are denominated in the following currencies:

	06.30.2012	07.01.2011
Argentine Peso	118,719	106,262
US Dollar	88,584	80,910
	207,303	187,172

64

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trade and other receivables (Continued)

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 1.16. The Company’s trade receivables comprise several classes.

Due to the distinct characteristics of each type of receivables, an ageing analysis of past due unimpaired and impaired receivables is shown by type and class of material receivables to the Company.

The following table includes an ageing analysis of past due unimpaired leases and services receivables by class as of June 30, 2012 and July 1, 2011, grouped by type and class of material receivables (a column of outstanding receivables is also included so that the totals can be reconciled with the amounts appearing on the statement of financial position).

	Past due
	Up to 3 months	3 to 6 months	Over 6 months	To mature	Allowance	Total
Leases and services	3,615	1,144	42	14,435	4,395	23,631
Sale of properties	3,531	16	671	15,056	388	19,662
Total as of June 30, 2012	7,146	1,160	713	29,491	4,783	43,293
Leases and services	-	-	-	9,978	9,312	19,290
Sale of properties	1,719	-	406	29,351	510	31,986
Total as of July 1, 2011	1,719	-	406	39,329	9,822	51,276

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping center, office and other rental properties customers represent 51.6 % and 37.6 % of the Company’s total trade receivables as of June 30, 2012 and July 1, 2011. The Company has a large customer base and is not dependent on any single customer.

As of June 30, 2012 and July 1, 2011, a total of Ps. 4,783 and Ps. 9,822 of lease and service receivables were impaired.

As of June 30, 2012, the Company provided for losses with respect to lease and service receivables for an amount of Ps. 405.

65

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trade and other receivables (Continued)

As of June 30, 2012 and July 1, 2011, the lease and service receivables outstanding not written down by way of allowances relate to a large and varied number of clients for whom there is no external credit rating available. Most clients for whom there is no external credit rating available have been Group clients for at least six months and have no default track-records in the past.  The new clients which are less than six months old are monitored on a regular basis. To date, the Group has not experienced any credit issues with such new clients.

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 44.7 % and 62.4 % of the Group’s total trade receivables as of June 30, 2012 and July 1, 2011, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. The credit risk on outstanding amounts is considered low.

No losses on provisions were recognized in trade receivables from the sale of properties.

The credit quality of sales receivable will be assessed as per the historical information on default rates of the counterparty.

The Group also holds receivables with related parties. None of these receivables is past due nor have they been written off against allowances.

13.	Investments in financial assets

See breakdown of Company´s investments in financial assets in Note 12 to the Unaudited Condensed Interim Separate Financial Statements.

The maximum exposure to credit risk at the reporting date is the carrying value of the debt and equity investments.

Investments in financial assets are denominated in the following currencies:

	06.30.2012	07.01.2011
Currency
Argentine Peso	9,399	4,026
US Dollar	168,683	166,541
Other currencies	6,192	2,892
	184,274	173,459

66

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Cash and cash equivalents

See breakdown of Company´s cash and cash equivalents in Note 13 to the Unaudited Condensed Interim Separate Financial Statements.

As of June 30, 2012 and July 1, 2011, the total amount of cash and cash equivalents includes mainly cash at banks, short-term deposits and mutual funds.

15.	Trade and other payables

See breakdown of Company´s trade and other payables in Note 14 to the Unaudited Condensed Interim Separate Financial Statements.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

The carrying amounts of the Company’s trade and other payables are denominated in the following currencies:

Currency	06.30.2012	07.01.2011
Argentine Peso	107,649	49,696
US Dollar	12,278	7,881
Other currencies	-	148
	119,927	57,725

16.	Payroll and social security liabilities

See breakdown of Company´s payroll and social security liabilities in Note 15 to the Unaudited Condensed Interim Separate Financial Statements.

67

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Provisions

The Company is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Company is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Company bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Company may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

Additionally, when the Company’s interest in a subsidiary, associate or joint venture is reduced to zero, the Company recognizes additional losses in the form of provisions; only when the Company has incurred in a legal or constructive obligation or has committed to make payments on behalf of the subsidiary, associate or joint venture.

See changes in Company´s provision categorized by type of provision and analysis of current and non-current provisions in Note 16 to the Unaudited Condensed Interim Separate Financial Statements.

18.	Borrowings

See breakdown of Company´s borrowings in Note 17 to the Unaudited Condensed Interim Separate Financial Statements.

As of June 30, 2012, total borrowings include collateralized liabilities (seller financing and long-term borrowings) of Ps. 1,124 (July 1, 2011: Ps. 28,728). These borrowings are mainly collateralized mainly by investment property, property, plant and equipment and trading property of the Company (Note 6, 7 and 8).

68

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Borrowings (Continued)

The maturity of the Company's borrowings (excluding obligations under finance leases) and the Company's exposure to fixed and variable interest rates is as follows:

	06.30.2012	07.01.2011
Fixed rate:
Less than one year	96,086	62,539
Between 1 and 2 years	114,869	27,585
Between 3 and 4 years	59	-
Between 4 and 5 years	689,495	-
More than 5 years	666,008	1,220,300
	1,566,517	1,310,424
Floating rate:
Less than one year	293,818	50,134
Between 1 and 2 years	51,055	-
Between 2 and 3 years	36,279	-
Between 3 and 4 years	-	55,139
	381,152	105,273
Not accrue interest
Less than one year	61,501	418,513
Between 1 and 2 years	(227)	-
Between 2 and 3 years	-	-
Between 3 and 4 years	(6)	-
Between 4 and 5 years	(7,163)	(9,765)
More than 5 years	54,105	408,748
	2,001,774	1,824,445

69

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Borrowings (Continued)

The fair value of current borrowings and non-convertible notes due 2013 and 2014, equals their carrying amount, as the impact of discounting is not significant. The fair values of non-current borrowings are as follows:

	06.30.2012	07.01.2011
Non-convertible notes IRSA 2017	559,217	634,962
Non-convertible notes IRSA 2020	559,540	709,102
	1,118,757	1,344,064

Notes issued  by The Company

See information about notes issued in Note 22 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

Loans and bank overdrafts

As of June 30, 2012 and July 1, 2011, short-term and long-term loans were granted by several domestic financial institutions. They are repayable at various dates between July 2011 and July 2020, and bear either fixed interest rates ranging from 1.75% to 14.00% per annum, or floating interest rates mainly based on Badlar plus spreads ranging from 375 to 400 basic points.

As of June 30, 2012 and July 1, 2011, bank overdrafts were drawn on several domestic financial institutions. The Company has bank overdrafts of less than three months bearing fixed interest rates ranging from 20% to 24% per annum.

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities – minimum lease payments:

	06.30.2012	07.01.2011
Not later than 1 year	165	-
Later than 1 year and not later than 5 years	60	-
		-
Finance charges on	(15)	-
Present value of finance lease liabilities	210	-

70

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Borrowings (Continued)

The present value of finance lease liabilities is as follows:

	06.30.2012	07.01.2011
Not later than 1 year	157	-
Later than 1 year and not later than 5 years	53	-
Present value of finance lease liabilities	210	-

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term.

19.	Employee benefits

See information related to employee benefits in Note 23 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

Contribution expense was Ps. 487 for the year ended June 30, 2012 and was recognized in the statement of income, “Costs” (Note 26).

20.	Share-based payments

See information related to share-based payments in Note 24 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company recognized a charge related to the Equity Incentive Plan of Ps. 2,595 for the year ended June 30, 2012 which includes a charge of Ps. 2,044 included in “Share of profit / (loss) of subsidiaries, associates and joint ventures” in the statement of Income.

71

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Current and deferred income taxes

The Company’s income tax charge is calculated on the basis of the estimated future taxable income for the year.

The details of the charge for the Company’s income tax are as follows:

06.30.2012
Current Income Tax	-
Deferred income tax	60,284
Income Tax	60,284

The country tax rate where the Company operates and generates the taxable income is 35%. Deferred tax assets and liabilities of the Company as of June 30, 2012 and July 1, 2011 will be recovered as follows:

	06.30.2012	07.01.2011
Deferred income tax asset to be recovered after more than 12 months	52,048	32,618
Deferred income tax asset to be recovered within 12 months	1,013	683
Deferred income tax assets	53,061	33,301

	06.30.2012	07.01.2011
Deferred income tax liabilities to be recovered after more than 12 months	(72,235)	(110,017)
Deferred income tax liabilities to be recovered within 12 months	(6)	(2,748)
Deferred income tax liabilities	(72,241)	(112,765)

The evolution of the deferred income tax assets and liabilities during the year is as follows:

Deferred income tax asset	Tax loss carry-forward	Others	Total
At July 1, 2011	32,143	1,158	33,301
Charged / (credited) to the statement of income	15,064	4,696	19,760
At June 30, 2012	47,207	5,854	53,061

72

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Current and deferred income taxes (Continued)

Deferred income tax liabilities	Investment properties	Investments	Financial Liabilities	Others	Total
At July 1, 2011	(73,402)	(9,695)	(7,579)	(22,089)	(112,765)
Charged / (credited) to the statement of income	10,860	9,695	(593)	20,562	40,524
At June 30, 2012	(62,542)	-	(8,172)	(1,527)	(72,241)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry forwards in Argentina expire within 5 years.

In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at June 30, 2012, it is probable that the Company will realize all of the deferred tax assets in Argentina.

As of June 30, 2012, the tax loss carry-forwards of the Company and the jurisdictions which generated them are as follows:

Amount	Date of generation	Date of expiration
48,966	2011	2016
85,911	2012	2017
134,877

Below there is a reconciliation between the income tax expense and that which would result from applying the prevailing tax rate of profit before taxes for the year ended June 30, 2012:

06.30.2012
Tax calculated at the tax rates applicable to profits	(50,262)
Permanent differences at tax date:
Share of profit from subsidiaries, associates and joint ventures	102,548
Non-deductible items	(328)
Others	8,326
Tax Income	60,284

73

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Leases

The Company as lessee

Operating leases:

The Company leases office space under an operating lease with related companies. The lease calls for monthly payments of US$ 6.3. Rental expense under these leases was Ps. 286 for the year ended June 30, 2012.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	06.30.2012	07.01.2011
No later than 1 year	172	312
Later than one year and not later than five years	114	104
	286	416

Finance leases:

The Company leases certain computer equipment under various finance leases for an average term of three years. The net book value of these assets under finance leases amounts to Ps. 210 as of June 30, 2012.

At the commencement of the lease term, the Company recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of income.

The Company as lessor

Operating leases:

The Group enters into cancellable operating leases relating to offices and other buildings. The leases have an average term raging from three to five years, with certain leases having terms of ten years. The tenants are charged a base rent payable on a monthly basis.

Rental income was Ps. 172,736 for the year ended June 30, 2012 and is included within “Revenues” in the statement of income

Finance leases:

           The Company does not act as a lessor in connection with finance leases.

74

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Equity

See description of the different items of the Company's equity in Note 27 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

24.	Revenues

06.30.2012
Base rent	172,736
Property management fee	3,281
Expenses	57,398
Total Rental and service income	233,415
Sale of trading properties	19,879
Others	157
Total other revenue	20,036
Total Revenues	253,451

25.	Costs

06.30.2012
Service charge expense and other operating costs	85,545
Total property operating costs	85,545
Cost of sale of trading properties	8,055
Total other costs	8,055
Total costs (Note 27)	93,600

75

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Expenses by nature

The Company discloses expenses in  the statement of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

For the period ended June 30, 2012:

	Costs
	Cost of sale and development	Cost of leases and services	General and administrative expenses	Selling expenses	Total
Leases, service charges and vacant property cost	1,590	11,903	911	13	14,417
Depreciation and amortization	-	20,837	2,300	-	23,137
provisions for impairment of receivables (charge and recovery)	-	-	-	405	405
Advertising and other selling expenses	-	-	-	4,948	4,948
Taxes, rates and contributions	969	9,896	286	6,624	17,775
Maintenance, security, cleaning, repairs and others	39	29,786	1,838	155	31,818
Fees and payments for services	296	1,526	9,798	1,454	13,074
Director´s fees	-	-	23,275	-	23,275
Salaries, social security costs and other personnel administrative expenses	92	11,319	27,821	5,337	44,569
Cost of sale of properties	5,065	-	-	-	5,065
Others	4	278	1,912	206	2,400
Total	8,055	85,545	68,141	19,142	180,883

27.	Employee costs

06.30.2012
Salaries, bonuses and social security costs	43,531
Share-based compensation	551
Pension costs-defined contribution plan	487
Employee costs	44,569

76

IRSA Inversiones y Representaciones Sociedad Anónima
Exhibit I - Notes to the Unaudited Separate FinancialStatements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Other operating income (expenses), net

06.30.2012
Gain from the sale of Joint Ventures	23,670
Donations	(3,320)
Lawsuits and other contingencies	(5,967)
Unrecoverable VAT	(2,222)
Tax on personal assets	(3,227)
Project Analysis and Assessment	(1,580)
Others	2,973
Total other operating income, net	10,327

29.	Financial results, net

06.30.2012
Financial income:
- Interest income	20,509
- Foreign exchange gain, net	28,053
Finance income	48,562
Finance costs:
- Interest expense	(227,840)
- Foreign exchange losses, net	(149,284)
- Fair value gains of financial assets at fair value through profit or loss	(7,250)
- Loss from derivative financial instrument	(815)
- Other finance costs	(12,342)
Finance costs	(397,531)

Total financial result, net	(348,969)

30.	Earnings per share

See Note 34 of Exhibit I to theUnaudited Condensed Interim Consolidated Financial Statements.

31.	Barters

See Note 35 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

77

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations.
Unaudited Statement of Financial Position as of September 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.	Receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)								Total
		09.30.12	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivable, net	Trade and other receivables	18,558	284	72,324	77,360	1,719	754	3,014	74,635	423	685	-	249,756
	Total	18,558	284	72,324	77,360	1,719	754	3,014	74,635	423	685	-	249,756
Liabilities	Trade and other payables	-	-	3	111,580	-	-	-	2,498	27	13,771	4,471	132,35
	Borrowings	-	-	-	310,015	64,121	65,485	116,949	88,530	75,644	-	1,352,545	2,073,289
	Provisions	-	-	-	884	-	-	-	8,014	-	-	-	8,898
	Payroll and social security liabilities	-	-	-	3,530	-	-	-	-	-	-	-	3,530
	Total	-	-	3	426,009	64,121	65,485	116,949	99,042	75,671	13,771	1,357,016	2,218,067

78

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of September 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

Concepts		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivable, net	Trade and other receivables	56,132	45,557	101,689	88,915	59,152	148,067	145,047	104,709	249,756
	Total	56,132	45,557	101,689	88,915	59,152	148,067	145,047	104,709	249,756
Liabilities	Trade and other payables	84,768	26,812	111,580	20,770	-	20,770	105,538	26,812	132,350
	Borrowings	425,808	130,762	556,570	43,089	1,473,630	1,516,719	468,897	1,604,392	2,073,289
	Payroll and social security liabilities	3,530	-	3,530	-	-	-	3,530	-	3,530
	Provisions	884	-	884	8,014	-	8,014	8,898	-	8,898
	Total	514,990	157,574	672,564	71,873	1,473,630	1,545,503	586,863	1,631,204	2,218,067

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

On September 30, 2012 there are not receivable and liabilities subject to adjustment clause.

79

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of September 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause.

Concepts		Current				Non-current				Accruing interest
		Accruing interest		Non-accruing interest	Total	Accruing interest		Non-accruing interest	Total	Fixed rate	Floating rate	NonAccruing interest	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivable, net	Trade and other receivables	-	-	101,689	101,689	-	-	148,067	148,067	-	-	249,756	249,756
	Total	-	-	101,689	101,689	-	-	148,067	148,067	-	-	249,756	249,756
Liabilities	Trade and other payables	-	-	111,580	111,580	-	-	105,538	105,538	-	-	217,118	217,118
	Borrowings	271,756	155,443	129,371	556,570	1,467,403	-	49,316	1,516,719	1,739,159	155,443	178,687	2,073,289
	Payroll and social security liabilities	-	-	3,530	3,530	-	-	3,530	3,530	-	-	7,060	7,060
	Provisions	-	-	884	884	-	-	8,898	8,898	-	-	9,782	9,782
	Total	271,756	155,443	245,365	672,564	1,467,403	-	167,282	1,634,685	1,739,159	155,443	412,647	2,307,249

80

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of September 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties.

a)       Interest in related parties.

Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
Alafox S.A.	100.00%
APSA	95.64%
Codalis S.A.	100.00%
Doneldon S.A.	100.00%
E-Commerce Latina S.A.	100.00%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	100.00%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	100.00%
Ritelco S.A.	100.00%
Sedelor S.A.	100.00%
Solares de Santa María S.A.	100.00%
Tyrus S.A.	100.00%
Unicity S.A.	100.00%

b)       Related parties debit/credit balances. See Note 27 to the Unaudited Condensed Interim Separate Financial Statements.

6.	Loans to directors.

See Note 27 to the Unaudited Condensed Interim Separate Financial Statements.

7.	Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

See Notes 1.6, 1.7, 1.11 and 1.12 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

81

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of September 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

9.	Appraisal revaluation of property, plant and equipment.

None.

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Notes 1.6, 1.7, 1.11 and 1.12 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements

13.	Insurances.

Insured Assets

Real Estate	Insured amounts (1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	79,637	212,039	All operational risk with additional coverage and minor risks
BOUCHARD 551	63,303	146,496	All operational risk with additional coverage and minor risks
TORRE BANKBOSTON	69,800	155,799	All operational risk with additional coverage and minor risks
BOUCHARD 710	32,716	63,508	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,423	9,718	All operational risk with additional coverage and minor risks
MAIPU 1300	21,312	35,867	All operational risk with additional coverage and minor risks
SUIPACHA 652	14,084	10,145	All operational risk with additional coverage and minor risks
DIQUE IV	5,261	60,529	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	4,255	4,079	All operational risk with additional coverage and minor risks
MUSEO RENAULT	3,212	2,927	All operational risk with additional coverage and minor risks
MADERO 1020	179	181	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	305	172	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	79	6,387	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	79	822	All operational risk with additional coverage and minor risks
SARMIENTO 517	264	237	All operational risk with additional coverage and minor risks
CASONA ABRIL	9,713	2,374	All operational risk with additional coverage and minor risks
SUBTOTAL	307,622	711,280
SINGLE POLICY	15,000	-	Third party liability

(1)         The insured amounts are in thousands of U.S. dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

82

 IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of September 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

See Note 27 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

Autonomous City of Buenos Aires, November 19, 2012.

83

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of September 30, 2012
Free translation from the original prepared in Spanish for publications in Argentina

1.	Brief comments on the Company’s activities during the period, including references to significant events occurred after the end of the period.

See attached.

2.	Comparative summarized consolidated shareholders’ equity structure

	09.30.12	06.30.12	07.01.11
Non-Current Assets	6,000,517	6,050,293	5,812,347
Current Assets	1,063,544	839,328	819,565
	7,064,061	6,889,621	6,631,912
Non-Current Liabilities	2,673,818	2,644,108	2,372,540
Current Liabilities	1,296,277	1,205,744	1,176,759
	3,970,095	3,849,852	3,549,299
Non-controlling interest	391,659	390,428	331,609
Shareholders’ Equity	2,702,307	2,649,341	2,751,004
Total	7,064,061	6,889,621	6,631,912

3.	Comparative summarized consolidated income structure

	09.30.12	09.30.11
Operating result	197,942	173,985
Share of profit / (loss) of associates and joint ventures	16,696	(17,276)
Profit Before Financing and Taxation	214,638	156,709
Finance income	69,634	16,086
Finance cost	(197,837)	(299,980)
Financial loss, net	(128,203)	(283,894)
Profit / (Loss) Before Income Tax	86,435	(127,185)
Income tax	(35,625)	(20,677)
Net income for the period	50,810	(147,862)

Attributable to:
Equity holders of the parent	41,142	(112,029)
Non-controlling interest	9,668	(35,833)

84

IRSA Inversiones y Representaciones Sociedad Anónima
Business overview (in thousands of pesos)
Free translation from the original prepared in Spanish for publications in Argentina

4.	Statistical data as compared with the same period of previous year.

Summary of properties sold in units and in thousands of pesos.

	09.30.12	09.30.11
Apartments & Loft Buildings
Torres Jardín	-	-
Torres de Abasto (1)	-	-
Caballito Nuevo	-	2,755
Edificios Cruceros	-	-
Torres Renoir	-	-
Torres Renoir II	-	-
Alto Palermo Park	811	-
San Martín de Tours	-	371
Caballito plot of land	-	-
Torres de Rosario	1,925	21,204
Libertador 1703 y 1755 (Horizons)	44,886	25,656
Others	-	-

Residential Communities
Abril / Baldovinos (2)	1,113	-
El Encuentro	3,750	5,432
Villa Celina I, II y III	-	-

Undeveloped plot of lands
Pereiraola	-	-
Santa María del Plata	-	-
Rosario plot of land (1)	-	-
Caballito Mz 35 (1)	-	-
Neuquén (1)	-	-
Aguero 596 (1)	-	-
Canteras Natal	18	16
C.Gardel 3134 (1)	-	-
Thames	-	-
C.Gardel 3128 (1)	-	-
Beruti plot of land (1)	-	-
Club de Campo Valle Escondido (1)	-	-
Mendoza plot of land	-	-
Torres Jardín IV	-	-

Others
Dique III	-	-
Bouchard 551	-	-
Madero 1020	-	-
Della Paoleras 265	-	-
Madero 942	-	-
Dock del Plata	-	-
Libertador 498	-	-
Edificios Costeros	-	-
Sarmiento 517	-	-
Libertador 602	-	-
Laminar	-	-
Museo Renault	-	-
Reconquista 823	-	-
Locales Crucero I	-	-
Others	-	-
	52,503	55,434

85

IRSA Inversiones y Representaciones Sociedad Anónima
Business overview (in thousands of pesos)
Free translation from the original prepared in Spanish for publications in Argentina

5.	Key ratios as compared.

	09.30.2012		06.30.2012
Liquidity
Current assets	1,063,544	=0.82	839,328	=0.70
Current liabilities	1,296,277		1,205,744

Debt
Total liabilities	3,970,095	=1.47	3,849,852	=1.45
Shareholders’ Equity	2,702,307		2,649,341

Solvency
Shareholders’ Equity	2,702,307	=0.68	2,649,341	=0.69
Total liabilities	3,970,095		3,849,852

Non-Current Assets to total Assets
Non-Current Assets	6,000,517	=0.85	6,050,293	=0.88
Total assets	7,064,061		6,889,621

6.	Brief comment on the outlook for the coming period.

See attached.

86

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

I. Brief comments on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, November 19, 2012 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces the results of its operations for the three-month period ended September 30, 2012.

As from fiscal year 2013, the company adopts accounting policies based on the International Financial Reporting Standards (“IFRS”) to prepare its financial statements. Until now, the company’s financial statements were prepared in compliance with Generally Accepted Accounting Principles of Argentina (“ARG GAAP”) which differ in certain respects from the IFRS. For such reason, we have changed certain valuation and disclosure accounting policies.

In addition, comparative figures and figures as of the transition date (July 1, 2011) have been changed to reflect these adjustments.

The main changes resulting from the application of the IFRS include:

•
Joint businesses: Whereas under ARG GAAP, businesses in which the company holds an equity interest of 50% and exercises joint control are consolidated in proportion to the interest held by it, under IFRS they cannot be consolidated, and results are recorded as “Income/loss from interests in equity investees and joint businesses”. However, upon analyzing results by segment these impacts are proportionally consolidated. This impacts on various joint businesses that include developments, such as for example: La Ribera Shopping, Horizons and certain land reserves. A conciliation between the company’s income statements by segment and its consolidated income statement is included.

•
Changes in real property: Under IFRS the item “Investment Properties” is added, where we will include properties intended to generate rental income and other properties without a specific intended use or still undeveloped. “Property, Plant and Equipment” will continue to record our hotels. “Properties for sale” will record properties intended for sale and receivables arising from barter agreements.

•
Changes in the recognition of income from real property sales: Under IFRS, income will be recognized from the moment all risks and benefits associated to the property sold have been effectively transferred. In this sense, net realizable value recognition after the execution of a preliminary sales agreement is not allowed, and both the sale and income are generally recorded at the time of execution of the title deed. Finally, when properties under construction are sold, income recognition using the degree of progress method is not allowed (unless certain conditions set forth in the IFRS are met); and income is generally recognized at the time of execution of the title deed.

•
Impacts on Leases: Under IFRS revenues related to leases including stepwise increases (as is mainly the case in Shopping Centers and Offices) must be recognized under the straight-line method over the contract term. The same treatment applies to income from fees charged to third parties in connection with such contracts and related direct costs.

•
Investments in Financial Instruments: The company holds shares in Hersha (NASDAQ:HT), Supertel (NASDAQ:SPPR) and through Alto Palermo, in TGLT (BASE:TGLT). Under ARG GAAP, these financial assets were valued at historical incurred cost; however, under IFRS, they must be valued at market value. This implies that stock price variations will impact on our Income Statement.

•
Equity investees: The company has a direct interest in Banco Hipotecario (BASE:BHIP) and an indirect interest in Tarshop. These companies are recognized in our financial statements under the equity method. However, under IFRS, the equity value of such companies will vary according to changes in the valuation of Allowances for Loan Losses, the method for recognizing Revenues related to lending activities and the treatment of Financial trusts.

•
Business Combinations: Under IFRS, no negative goodwill may be recorded as a result of the acquisition and combination of businesses (when the price paid is lower than the price paid for the assets). Any combination prior to June 30, 2011 will not be revised, only those assets and liabilities whose recognition is not permitted under IFRS will be adjusted. The direct expenses related to the acquisition of companies or operating assets cannot be capitalized. They will be recognized in profit & loss at the time they are incurred. Goodwill resulting from new acquisitions of interests in companies in which the purchaser already holds a controlling stake are directly recognized in shareholders’ equity, with no impact on profit & loss.

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

•
Common maintenance expenses and Common Promotional Fund: Under IFRS, third-party common maintenance expense funds and common promotional funds are included in revenues and costs. Under ARG GAAP, the net result of these transactions was recorded.

Consolidated Results*

In ARS MM	IQ 13	IQ 12	YoY var
Revenues	486.3	431.6	12.7%
Operating Income	197.9	174.0	13.7%
Depreciation and Amortization	50.4	43.7	15.3%
EBITDA1	248.3	217.7	14.1%
Income for the Period	50.8	-147.9	-

*Figures match the Income Statement included in the Financial Statements (interests in joint businesses are excluded).

„
Revenues and EBITDA for the first quarter of fiscal year 2013 were 12.7% and 14.1% higher than in the same quarter of 2012, mainly due to an increase in the Shopping Centers and Offices segments, offset by lower revenues from the Sales and Developments and Hotels segments.

„
Net Income for the first three months of fiscal year 2013 was ARS 50.8 million compared to –147.9 recorded in the same period of 2012, mainly due to lower financial charges and higher income from Banco Hipotecario S.A. and the value of the option in Hersha, which is recorded at market value and reflects a higher value as the share price rises.

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

II. Shopping Centers (through our subsidiary Alto Palermo S.A.)

After a year in which the Argentine shopping center industry saw a very good performance, the first quarter of fiscal year 2013 experienced a stable growth rate. According to the INDEC’s shopping center poll that surveys the main shopping centers in the City of Buenos Aires and its surrounding area, sales increased 24% in the first quarter of fiscal year 2013 compared to the same quarter of 2012.

This performance ran in parallel with the economic indicators that measure consumption activity, such as supermarket sales, which recorded a year-on-year increase of 26% during this quarter, in line with the previous quarters. For the remaining months of 2012, activity levels are expected to continue their upward trend, although showing a milder growth rate than in the previous year.

These rising consumption indicators were reflected in our tenants’ sales, which recorded a year-on-year increase of 22% during this quarter, underpinning increases in revenues and EBITDA of 17.8% and 10.9%, respectively.

Shopping Centers (in ARS MM)	IQ 13	IQ 12	YoY Var
Revenues	358.8	304.6	17.8%
Operating Income	156.8	141.6	10.7%
Depreciation and Amortization	31.6	34.4	14.5%
EBITDA	194.4	176.0	10.9%

Shopping Center Operating Indicators	IQ 13	IVQ 12	IIIQ 12	IIQ 12	IQ 12
Total Leasable Area (sqm)[2]	309,021	309,021	307,685	308,597	307,233
Tenants’ Sales (ARS MM, 12-month cumulative)	10,471	9,966	9,393	8,975	8,316
Tenants’ Sales in the same Shopping Centers (ARS MM, 12-month cumulative) [1]	10,037	9,577	9,056	8,689	7,027
Occupancy [2]	98.4%	98.4%	97.8%	97.7%	97.7%
(1)	Excludes “Soleil” and “Ribera Shopping” Shopping Centers.
(2)	As of period-end. Percentage over total leasable area.

►
During the first quarter of fiscal year 2013, shopping center tenant sales amounted to ARS 2,791 million (a 22.1% increase as compared to the same period of the previous year). This increase was led by the strong growth experienced by the shopping centers located in greater Buenos Aires and in the interior of the country.

►
The EBITDA/Revenue margin for the first quarter of fiscal year 2013 excluding revenues from common maintenance expenses and common promotional fund reached 80.0%, in line with the previous fiscal year.

►	Total portfolio occupancy stood at 98.4%, 0.7 percentage points above the figure recorded in the same quarter of 2012.

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

Operating data of our Shopping Centers as of September 30, 2012.

	Date of Acquisition	Gross Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Leases		Book Value ARS thousands (5)
Shopping Centers (6)					IQ 13	IQ 12
Alto Palermo	11/97	18,701	100.0%	98.9%	62,369	48,573	249,816
Abasto Shopping (7)	07/94	37,711	100.0%	100.0%	57,664	49,796	309,641
Alto Avellaneda	11/97	36,943	100.0%	97.6%	43,410	35,629	152,746
Paseo Alcorta	06/97	14,107	100.0%	100.0%	28,005	22,630	129,233
Patio Bullrich	10/98	11,684	100.0%	100.0%	24,308	21,154	131,168
Alto Noa Shopping	03/95	19,038	100.0%	99.7%	10,464	10,903	38,074
Buenos Aires Design	11/97	13,769	53.7%	93.1%	9,440	8,908	14,069
Alto Rosario Shopping (7)	11/04	27,691	100.0%	97.9%	26,538	21,471	134,586
Mendoza Plaza Shopping	12/94	42,237	100.0%	96.2%	24,576	19,668	121,623
Fibesa and Other (8)	-	N/A	100.0%	N/A	5,325	8,726	-
Dot Baires Shopping	05/09	49,527	80.0%	99.9%	40,826	37,084	472,874
Córdoba Shopping Villa Cabrera	12/06	15,191	100.0%	100.0%	13,210	11,046	76,044
Soleil	07/10	14,712	100.0%	97.1%	9,990	8,347	78,819
La Ribera Shopping	08/11	7,710	50.0%	98.7%	2,717	525	19,330
TOTAL SHOPPING CENTERS		309.021		98.4%	358,842	304,460	1,928,023

TOTAL (9)		309,021		98.4%	358,842	304,460	1,928,023

Notes:
(1) Corresponds to total leaseable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leaseable area on the last day of the period.
(3) APSA’s effective interest in each of its business units. IRSA has a 95.61% interest in APSA.
(4) Corresponds to total leases consolidated as per IFRS.
(5) Cost of acquisition plus improvements less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.

(6) Through Alto Palermo S.A.-
(7) Excludes Museo de los niños (3,732 in Abasto and 1,261 in Alto Rosario).
(8) Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9) Corresponds to the “shopping centers” business unit mentioned in Note 3 to the Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

	Accumulated tenants’ sales as of September 30 (3 months) for the fiscal periods (In millions of ARS)
Shopping Center	2012	2011
Alto Palermo	355.30	308.54
Abasto Shopping	438.98	364.26
Alto Avellaneda	422.95	320.61
Paseo Alcorta	175.07	152.81
Patio Bullrich	123.45	122.17
Alto Noa Shopping	140.16	114.46
Buenos Aires Design	57.22	59.09
Alto Rosario Shopping	243.13	190.04
Mendoza Plaza Shopping	269.44	214.72
Córdoba Shopping	95.93	78.10
Dot Baires Shopping	345.88	283.26
Soleil	70.15	62.50
Total	2,791.20	2,286.80

	Accumulated tenants’ sales as of September 30 (3 months) for the fiscal periods (in ARS million)
Type of Business	2012	2011
Anchor Store	187.97	161.33
Clothes and Footwear	1,316.56	1,097.47
Entertainment	134.97	94.30
Home	520.96	418.22
Restaurant	288.37	232.83
Miscellaneous	325.63	270.74
Services	16.56	11.81
Total	2,791.20	2,286.80

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

	Accumulated Rental Income as of September 30 (3 months) for the fiscal periods (In millions of ARS)
Shopping Center	2012	2011
Alto Palermo	62,369	48,573
Abasto Shopping	57,664	49,796
Alto Avellaneda	43,410	35,629
Paseo Alcorta	28,005	22,630
Patio Bullrich	24,308	21,154
Alto Noa Shopping	10,464	10,903
Buenos Aires Design	9,440	8,908
Alto Rosario Shopping	26,538	21,471
Mendoza Plaza Shopping	24,576	19,668
Córdoba Shopping	13,210	11,046
Dot Baires Shopping [2]	40,826	37,084
Soleil	9,990	8,347
La Ribera Shopping [3]	2,717	525
Total	358,842	304,460

[1] Corresponds to total leases consolidated as per IFRS.
[2] Excludes revenues from office space.
[3] APSA took possession of this Shopping Center on August 15, 2011
[4] Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.

Detailed Revenues	IQ13	IQ12
Base Rent	132,646	104,145
Percentage Rate	56,671	52,645
Total Rent	189,317	156,790
Admission Rights	24,110	19,819
Leveling of stepwise rental payments	871	6,829
Fees	8,888	7,023
Parking	15,090	10,890
Management fees	4,144	3,195
Common maintenance expenses and Commonpromotional fund	115,713	97,746
Other	709	2,168
Total Revenues	358,842	304,460

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

III. Offices

During the first quarter of fiscal year 2013, approximately 16,000 sqm were added to the Premium office market, 30% of which are A+2 category buildings and 70% are Class A offices. This new stock was in line with the market’s performance since 2011.

The rental prices and occupancy rate in the A+ market have remained stable. Average price is 31 USD/sqm, whereas the vacancy rate decreased slightly in 2012, reaching levels close to 9%.

Our office buildings maintained their rent levels during the first quarter of the year and exhibited an increase in the occupancy rate, which reached 97.5%, four percentage points higher than in the same period of the previous year.

In ARS MM	IQ 13	IQ 12	YoY var
Revenues	70.3	58.1	20.9%
Operating Income	29.4	24.6	19.5%
Depreciation and Amortization	8.8	6.5	35.4%
EBITDA	38.2	31.1	22.8%

	IQ13	IQ 12
Occupancy	97.5%	93.1%

Monthly Revenues (USD/Leased sqm)	26.9	24.6

„
Revenues from the Office segment increased by 20.9% in the first quarter of fiscal year 2013, whereas operating income grew by 19.5%. This improvement in the level of activity of offices has been mainly driven by the 100% occupancy of the new building “Dot Building” and occupancy of certain floors in other buildings that were vacant in the first quarter of 2012.

„
The portfolio’s occupancy level reached 97.5% during the period under review, 4.4 percentage points higher than the one recorded in the previous fiscal year. The entire portfolio’s rental prices increased, reaching 27 USD / sqm. This reflects the soundness of our assets, which are located in the best areas of Downtown Buenos Aires.

„	The EBITDA/Revenue margin, excluding revenues from maintenance expenses stood at 68.0% in the first quarter of 2013, compared to 53.5% in the same quarter of 2012.
„
During this quarter, IRSA continued with its strategy to dispose of non-strategic assets, taking advantage of the strength of prices in the Argentine real estate market. In this context, we sold 2 floors of the Building known as “El Rulero” and 2 floors of “La Nación” building for very attractive prices. The proceeds from these sales were recorded in the “Sales and Developments” segment.

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

Below is information on our offices and other rental properties segment as of September 30, 2012.

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income (In thousands of ARS) (3)	Annual accumulated rental income over fiscal periods (in thousands of ARS) (4)		Book Value (in thousands of ARS)
			Sep-12			2013	2012
Offices
Edificio República	04/28/08	19,884	90%	100%	2,474	10,694	8,921	211,055
Torre Bankboston	08/27/07	14,873	100%	100%	2,179	8,652	6,005	149,178
Bouchard 551	03/15/07	21,021	100%	100%	2,332	10,775	8,727	125,130
Intercontinental Plaza	11/18/97	22,535	100%	100%	2,376	10,720	8,811	74,192
Bouchard 710	06/01/05	15,014	100%	100%	2,062	7,920	6,168	63,978
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	92%	100%	1,444	5,415	5,371	59,592
Maipú 1300	09/28/95	10,280	98%	100%	1,176	5,032	4,533	35,776
Costeros Dique IV	08/29/01	734	100%	100%	77	-480	1,473	2,667
Libertador 498	12/20/95	1,857	100%	100%	349	1,310	1,383	7,599
Suipacha 652/64	11/22/91	11,453	90%	100%	687	2,623	2,338	9,776
Madero 1020	12/21/95	-	-	100%	5	6	9	171
Dot Building (13)	11/28/06	11,242	100%	96%	970	4,446	1,460	105,147
Other Offices (6)	N/A	2,232	88%	N/A	185	554	746
Subtotal Offices		142,423	97%	N/A	16,316	67,667	55,945

Other Properties
Commercial Properties (7)	N/A	312	-	N/A	-	1	15
Museo Renault	12/06/07	-	-	100%	-	-	-	-
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	103	324	288	12,494
Thames	11/01/97	-	-	100%	-	-	-	-
Nobleza Piccardo	05/31/11	80,028	100%	50%	1,485	2,048	1,965	68,094
Terreno Catalinas Norte (12)	12/17/09	N/A	N/A	N/A	N/A	-	-	109,165
Other Properties(8)	N/A	2,072	100%	N/A	15	289	- 44
Subtotal Other Properties		142,512	100%	N/A	1,603	2,662	2,224

Management Fees (11)		N/A	N/A	N/A

TOTAL OFFICES AND OTHER (9)		284,935	98%	N/A	17,919	70,329	58,169

1 EBITDA represents operating income plus depreciation and amortization (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP.
Some of these limitations include:
• it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
• it does not reflect changes in, or cash requirements for, our working capital needs;
• it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;
• it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;
• it reflects the effect of non-recurring expenses, as well as investing gains and losses;
• it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and
• other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.
Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

2 Colliers International Q3 2012 at www.reporteinmobiliario.com

Notes:
(1) Total leaseable area for each property as of September 30, 2012. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of September 30, 2012.
(3) Agreements in force as of September 30, 2012 for each property were computed.
(4) Total leases consolidated by application of the method under Technical Resolution 21.
(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

(7) Includes the following properties: Constitución 1111, Crucero I (fully sold); Retail stores in Abril (wholly assigned) and Casona de Abril.
(8) Includes the following properties: Constitución 1159 and Dique III (fully sold) and Canteras.
(9) Corresponds to the “Offices and other non-shopping center rental properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(10) The building was occupied in May 2009.
(11) Revenues from building management fees.
(12) Includes other income from lease of parking spaces.
(13) Through Alto Palermo S.A. – The building has income as from August 2010.

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

IV.           Sales and Developments

Construction decelerated its year-on-year growth rate at the beginning of calendar year 2012. While public sector related branches showed a year-on-year fall in activity levels, private works sectors maintained their rising trend. Commercial and industrial development projects increased close to 1%, whereas housing projects grew approximately 4%. As may be inferred from these indicators, prospects for the construction industry in the next months are from stable to positive. In terms of prices, the price per new square meter in the city of Buenos Aires continues its upward trend.

Sales and Developments in ARS MM	IQ 13	IQ 12	YoY var
Revenues	52.5	55.4	-5.3%
Operating Income	30.2	11.2	169.6%
Depreciation and Amortization	-	24.3	-14.9%
EBITDA	30.2	35.5	170.0%

►
During IQ 13, sales totaled ARS 52,5 million, mainly explained by the recognition of revenues for ARS 44.8 million from “Horizons” project and ARS 3.7 million from “El Encuentro” project, representing a fall of 5.3% from the same quarter of 2012 mainly due to the fact that in the previous fiscal year revenues for ARS 21.2 million from the sale of parcels in the Rosario development had been recorded.

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

Sales and progress of development projects

Partial sale of “La Nación” Building, City of Buenos Aires

Last September we sold 2,384 built sqm corresponding to two floors of office space including their related parking spaces, in the Bouchard Plaza building located in the “Plaza Roma” area in the City of Buenos Aires.

The transaction price was fixed at eight million five hundred thousand dollars (USD 8,500,000) (approximately 3,570 USD/sqm) payable upon executing the title deed.

Torre Caballito, City of Buenos Aires
This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset barter agreement valued at USD 7.5 million in connection with plot number 36 of “Terrenos de Caballito” whereby KOAD agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 sqm, totaling approximately 28,000 saleable sqm. The project offers a wide variety of amenities and services. As a result of this transaction, Koad delivered to IRSA 118 apartments and 61 parking lots in the first tower, representing 25% of the total square meters for sale. As of September 30, 2012, 8 apartments and 10 parking spaces are pending sale.

Abril, Hudson, Greater Buenos Aires
Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of September 30, 2012, 99.6% of the total project had been sold for an aggregate of over ARS 242 million, with approximately 4,800 square meters available for sale.

El Encuentro, Benavidez, Tigre
In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 sqm with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 a barter deed was signed for the original lot whereby DEESA agreed to pay USD 4.0 million to our subsidiary Inversora Bolívar, of which USD 1.0 million were paid in cash and the balance of USD 3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 sqm. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of September 30, 2012, after having started its commercialization in March 2010, 90 units have been sold; there are reserves for 2 units for an amount of USD 0.20 million, and 16 units are available for sale.

Torres Rosario Project (through APSA) – City of Rosario, Province of Santa Fe

Condominios del Alto I – (parcel 2-G)
The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed into 6 stories with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment.

As of September 30, 2012, the project had been completed and 9 apartments with parking space had been sold, with 6 apartments, 6 parking spaces and one storage space being available for sale.

Condominios del Alto II – (parcel 2-H)
The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed into 6 floors and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. As of September 30, 2012 the project had been completed and deliveries are in progress, with 35 apartments (3,601 sqm), 41 parking spaces and 5 storage spaces being available for sale.

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (in thousands of ARS) (1)	Area intended for sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (in thousands of ARS) (5)	Accumulated Sales as of September 30 of Fiscal Years (in thousands of ARS) (6)		Book Value (In thousands of ARS) (7)
									2013	2012
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940			-
Caballito Nuevo (16)	11/03/97	-	2,907	19	100.00%	100.00%	81.18%	48,418		2,755	2,150
Torres de Rosario (8) (15)	04/30/99	-	4,681	73	95.59%	100.00%	3.08%	12,673	1,952	21,204	11,333
Libertador 1703 and 1755 (Horizons) (14) (17)	01/16/07	399,355	44,648	467	50.00%	100.00%	100.00%	169,034	44,858	25,655	74,984
Torres Jardín	07/18/96	56,579	32,339	490	100.00%	100.00%	99.90%	71,180			6
Plot of Land Caballito			6,945	210	100.00%	0.00%	0.00%	-			52,205
Torres de Abasto (8)	07/17/94	74,810	35,630	545	95.59%	100.00%	100.00%	109,880	-		-
Edificios Cruceros	07/22/03	5,740	3,633	40	100.00%	100.00%	100.00%	19,793			-
San Martín de Tours	03/2003	12,171	2,766	20	100.00%	100.00%	96.59%	12,958		371	124
Rivadavia 2768	05/21/09	251	264	1	100.00%	100.00%	0.00%	-			251
Alto Palermo Park	11/18/97	35,956	10,488	72	100.00%	100.00%	100.00%	48,731	811		-
Minetti D	12/20/96	15,069	6,913	70	100.00%	100.00%	100.00%	11,875			-
Dorrego 1916		31,101	18,061	162	100.00%	100.00%	100.00%	36,158			-
Plots of Land Pereiraola	04/21/10	-	39,601	50	100.00%	0.00%	0.00%	-			8,200
Units to be received in Beruti (8)			1,982		95.59%	0.00%	0.00%	-			23,608
Padilla 902	07/21/97	-	125	-	100.00%	N/A	100.00%	320
Other Residential Apartments (9)	N/A	231,677	158,747	1,660				310,895	811		84,394
Subtotal Residential Apartments		653,893	216,365	2,247				594,959	47,621	49,985	172,861

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	2,853	2	100.00%	100.00%	99.50%	238,175	1,113		521
El Encuentro (18)	11/18/97	-	18,732	16	100.00%	100.00%	64.24%	17,492	3,750	5,432	2,275
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028			-
Subtotal Residential Communities		135,697	97,555	237				269,695	4,863	5,432	2,796
Land Reserve
Puerto Retiro	05/18/97		82,051	-	50.00%	0.00%	0.00%	-			54,270
Santa María del Plata	07/10/97		715,951	-	100.00%	0.00%	10.00%	-			158,951
Pereiraola	12/16/96		1,299,630	-	100.00%	0.00%	100.00%	46,311			-
Plot of Land Rosario (8)	04/30/99		31,000	-	95.59%	0.00%	100.00%	38,345			-
Plot of Land Caballito	11/03/97		7,451	-	100.00%	0.00%	100.00%	-			-
Neuquén (8)	07/06/99		4,332	1	95.59%	0.00%	100.00%	-			22.963
Plot of Land Baicom	12/23/09		6,905	-	50.00%	0.00%	0.00%	-			4,459
Canteras Natal Crespo	07/27/05		4,300,000	-	50.00%	0.00%	0.00%	354	18	16	5,971
Thames	11/01/97				100.00%	0.00%	100.00%	20,022
UOM Lujan			1,160,000					-			41,508
Plot of Land Beruti (8)	06/24/08		3,207	-	95.59%	0.00%	100.00%	-			-
Pilar	05/29/97		740,237	-	100.00%	0.00%	0.00%	-			1,550
Coto Air Space (8)	09/24/97		24,000	-	95.59%	0.00%	0.00%	-			8,946
Torres Jardín IV	07/18/96		3,176	-	100.00%	0.00%	100.00%	-			-
Plot of Land Caballito (8)	10/22/98		23,389	-	95.59%	0.00%	0.00%	-			45,814
Patio Olmos (8)	09/25/07		5,147	-	95.59%	100.00%	0.00%	-			32,939
Plot of Land Pontevedra	02/28/98		730,995	-	100.00%	0.00%	0.00%	-			918
Soleil Air Space(8)					95.59%	0.00%	0.00%	-			6,676
Plot of Land Isla Sirgadero	02/16/07		8,360,000	-	100.00%	0.00%	0.00%	-			2,895
Plot of Land San Luis	03/31/08		3,250,523	-	100.00%	0.00%	0.00%	-			1,584
Plot of Land Mariano Acosta	02/28/98		967,290	-	100.00%	0.00%	0.00%	-			804
Intercontinental Plaza II	02/28/98		6,135	-	100.00%	0.00%	0.00%	-			1,564
Merlo	02/28/98		1,004,987	-	100.00%	0.00%	0.00%	-			639
Plots of Land Zetol (15)	06/01/09	Liveck	62,756	-	90.00%	0.00%	0.00%	-			39,092
Plots of Land Vista al Muelle (15)	06/01/09	Liveck	62,740	-	90.00%	0.00%	0.00%	-			27,499
C.Gardel 3134 (8)	12/01/94		195	-	95.59%	0.00%	100.00%	-			-
C.Gardel 3128 (8)	12/01/94		187	-	95.59%	0.00%	100.00%	-			-
Plot of Land Mendoza	06/01/05	-	3,567	1	95.59%	100.00%	100.00%	1,172			-
Aguero 596 (8)			-	-	95.59%	0.00%	100.00%	1,041			-
Zelaya 3102 (8)	07/01/05		340	-	95.59%	0.00%	0.00%	-			1,722
Zelaya 3101			47	2				-			-
Club de Campo Valle Escondido (8)			3,066			0.00%	100.00%	-			-
Others APSA (8)			-	-	95.59%	0.00%	0.00%	-			-
Conil (8)	07/19/96		2,407	-	95.59%	0.00%	0.00%	-			1,681
Other Land Reserves (11)	N/A		14,455,235	3				2,213	-		85,075
Subtotal Land Reserves			22,861,711	4				107,245	18	16	439,483

Others
Fees, recovered common maintenance expenses and recovered stamp taxes								969			-
Others (12)	N/A		-	N/A	N/A	N/A	N/A	969	-		-
Subtotal Others			-					969	-	-	-

SUBTOTAL		789,590	23,175,631	2,488				972,868	52,502	55,433	615,140

Management Fees

TOTAL (13)		789,590	23,175,631	2,488				972,868	52,502	55,433	615,140

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

Notes:
(1) Cost of acquisition plus total investment made and/or planned for residential property and residential community projects already developed or under development
(adjusted for inflation to 02/28/03, as applicable).

(2) Total property area intended for sale upon completion of the development or acquisition and before sale of any of the units (including parking and storage spaces, but excluding common areas).
In the case of Land Reserves, the land area was considered.

(3) Represents the total units or plots upon completion of the development or acquisition (excludes parking and storage spaces).
(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters, including sales transactions instrumented by preliminary sales agreements for which no title deed has been executed yet

(5) Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.
(6) Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7) Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at June 30, 2012, adjusted for inflation as of 02/28/03
(8) Through Alto Palermo S.A.-
(9) Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received in Beruti through APSA, Torres Jardín,  Edificios Cruceros (fully sold),
San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Caballito swap receivable and
Pereiraola plots through IRSA.

(10) Includes sales of shares in Abril.-
(11) Includes the following land reserves: Pontevedra Plot of Land, Isla Sirgadero, San Luis Plot of Land, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA,
Zetol and Vista al Muelle through Liveck  and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza(fully sold),
Zelaya 3102, Conil, Soleil air space and Others APSA (through APSA).-

(12) Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination and income from expenses recovered in connection with common maintenance expenses, stamp tax and management fees.

(13) Corresponds to the “Development and sale of properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(14) Owned by CYRSA S.A.
(15) Corresponds to amounts receivable on swaps disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”.
The degree of physical progress with parcel “G” at June 31, 2011 is 100% and with parcel “H” is 100%.

(16) 63% of the square meters were sold under title deed.
(17) 99.4% of the sales have been recognized in the Net Realizable Value line.
(18) 54% of the square meters were sold under title deed.

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

V.	Hotels

According to data released by the Argentine Central Bank, in the last years the influx of tourists to Argentina has been mainly from neighboring countries, a trend that continued through 2012, with a growing share of local tourists. As concerns our hotel business, after suffering the eruption of the Chilean volcano that resulted in the closing down of the Bariloche airport for several months, our Llao Llao hotel recovered its income and occupancy levels, whereas during this period the company’s hotels in the City of Buenos Aires had activity levels comparable to those of the previous quarters.

Hotels (in ARS MM)	IQ 12	IQ 11	YoY var
Revenues	53.8	39.5	36.0%
Operating Income	-5.8	-0.2	-
Depreciation and Amortization	4.6	3.2	43.8%
EBITDA	-1.2	3.0	-140.0%

	IQ 13	IVQ 12	IIIQ 12	IIQ 12	IQ 12
Average Occupancy	62.4%	76.3%	61.1%	74.2%	78.8%
Average Rate per Room (ARS/night)	862	714	660	776	707
Average Rate per Room (USD/night)	179	171	161	191	178

►
For the reasons explained above, during the first quarter of 2013 the hotel segment recorded an increase in revenues of 36.0%, whereas operating income decreased as compared to the same period of 2012.

The following is information on our hotels as of September 30, 2012.

Hotels	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Rate per Room (ARS)(2)	Sales (in thousands of ARS)		Book Value (in thousands of ARS)
						IQ 13	IQ 12
Intercontinental (3)	11/01/97	76.34%	309	59.0%	688	18,666	21,400	51,756
Sheraton Libertador (4)	03/01/98	80.00%	200	70.0%	630	11,670	14,214	36,624
Llao Llao (5)	06/01/97	50.00%	201	60.0%	1,396	23,457	3,942	68,350
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	21,900
Total			710	62.4%	862	53,793	39,556	178,630

Notes:
1) Cumulative average for the 3-month period.
2) Cumulative average for the 3-month period.
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A.
5) Through Llao Llao Resorts S.A.

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

VI.	International

Interest in Metropolitan 885 Third Ave. LLC (“Metropolitan”) through New Lipstick LLC (“New Lipstick”)

IRSA indirectly holds a 49% interest in New Lipstick LLC, a holding company that is owner of Metropolitan, a company whose main asset is the so-called “Lipstick” office building, and the debt associated to this asset, which amounts to approximately USD 115.0 million, following a restructuring previously reported by IRSA.

The Lipstick Building is a landmark building in the City of New York, located in Midtown Manhattan. It has a gross leasable area of more than 57,500 square meters. As of September 30, 2012, the building’s occupancy level reached 91%, at an average rental price in excess of USD 58.0 per sqm.

Purchase of Building located at 183 Madison Ave, New York, NY

During September 2012, through our subsidiary IRSA International LLC,  we executed an agreement whereby IRSA agreed to purchase Rigby Madison LLC’s 33.36% interest in the company that owns the building located at Madison 183, Manhattan. Accordingly, IRSA’s interest in Rigby 183 LLC will amount to 82.36% of its share capital. The transaction amount was USD 32.5 million, out of which USD 5 million were transferred two business days after the execution of the agreement and the balance will be paid at the closing of the transaction, which was extended to the end of November this year.

The property has 19 floors and a net leasable area over 23,200 sqm. As of September 30, 2011, more than 96% of the building was occupied, at an average rental price of approximately USD 40 per sqm.

Interest in Hersha Hospitality Trust (“Hersha”)

Hersha is a Real Estate Investment Trust (REIT) listed on the New York Stock Exchange (NYSE: HT), and is the holder of an indirect controlling interest in 77 hotels, mainly distributed in the northeastern coast of the United States, totaling 9,951 rooms. IRSA’s COO, Mr. Daniel R. Elsztain, is member of Hersha’s Board of Trustees since 2011.

On September 4, 2012, the Company, in its name and through its subsidiaries, sold 2,000,000 common shares in Hersha for a total of USD 9.7 million.

Therefore, IRSA’s interest in Hersha HT’s share capital went from 9.13% to 8.12%.

Investment in Supertel Hospitality Inc.

In March 2012, IRSA, through its subsidiary Real Estate Strategies, L.P., in which it holds a 66.8% interest, consummated the transaction for the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. (SHI) in an aggregate amount of USD 30,000,000. Supertel is a REIT listed in Nasdaq with the symbol “SPPR” and is focused on middle-class and long-stay hotels in 23 states in the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others. As of September 30, 2012, IRSA’s interest in this REIT amounted to 34%.

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

VII. Financial Transactions and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

 BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.77% interest as of September 30, 2012 (excluding portfolio shares). For further information please refer to http://www.cnv.gob.ar or http://www.hipotecario.com.ar. During the first quarter of fiscal year 2013, BHSA’s contribution to IRSA’s income amounted to ARS 28.8 million, higher than the ARS 1.1 million recorded in the same period of 2012.

VIII. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement. The difference lies in the presence of joint businesses included in the segment but not in the income statement.

	September 30, 2012
	Total segment information	Adjustment to income due to interest in joint businesses*	Total Income Statement
Revenues	536,159	-49,848	486,311
Costs	-281,364	38,222	-243,142
Gross Profit /(Loss)	254,795	-11,626	243,169
Income / (loss) from the sale of investment properties	31,069	-	31,069
General and administrative expenses	-44,192	659	-43,533
Selling expenses	-27,196	3,559	-23,637
Income from business combinations	-	-	-
Other operating income, net	-9,186	60	-9,126
Operating Income / (Loss) before income / (loss) from interests in equity investees and joint businesses	205,290	-7,348	197,942
Income / (loss) from interests in equity investees and joint businesses	12,976	3,720	16,696
Operating Income / (Loss) before financial income / (loss) and income tax	218,266	-3,628	214,638

*Includes Puerto Retiro, Baicom, CYRSA, Canteras Natal Crespo, Nuevo Puerto Santa Fe and Quality (San Martín Plot).

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

IX. Financial Debt and Other Indebtedness

Consolidated Financial Debt as of September 30, 2012

Description	Currency	Amount (USD MM) 1	Rate	Maturity
Bank Overdraft	ARS	55.7	Variable	< 180 days
IRSA’s Tranche I Series I Notes	USD	150.0	8.500%	feb-17
IRSA’s Tranche II Series II Notes	USD	150.0	11.500%	jul-20
IRSA’s Tranche III Series III Notes	ARS	32.6	Badlar + 249 bps	aug-13
IRSA’s Tranche IV Series IV Notes	USD	33.8	7.450%	feb-14
Other Loans	USD	0.2	12.000%	apr-13
IRSA’s Total Debt		422.3
Bank Overdraft	ARS	-	Variable	< 30 days
IRSA’s Tranche I Series I Notes	USD	120.0	7.875%	may-17
Other Loans	USD	26.8	5.000%	2013/2017
Total APSA’s Debt*		146.8
Total Consolidated Debt		569.1
Consolidated Cash		60.3
Repurchase of Debt		10.0
Net Consolidated Debt		498.8

1 Principal face value in USD at an exchange rate of 4.527 ARS = 1 USD, without considering elimination of balances with subsidiaries.
*APSA excludes Convertible Notes due 2014. Outstanding principal: USD 31,746,502.

Subsequent Event

➢	Dividend Payment

At the meeting held last October 31, the shareholders resolved to pay a cash dividend for the amount of ARS 140,000,000, which shall be paid within the legal terms and according to the provisions of the laws in force.

➢	Subscription to Syndicated Loan

On November 16, 2012 we took a syndicated loan from our subsidiary APSA among several local banks for an amount of ARS 118 million. The loan will be paid in 9 quarterly payments at an annual fixed rate of 15.01%. Interest will be paid monthly.

IRSA Inversiones y Representaciones Sociedad Anónima
Free translation from the original prepared in Spanish for publications in Argentina

X. Brief comment on future prospects for the next period

Our shopping centers have continued to exhibit sound invoicing figures and portfolio occupancy reached 98.4% during the first quarter of fiscal year 2013, reflecting our tenants’ strong commitment, who keep choosing our spaces both in Buenos Aires and the inner regions of Argentina to position their brands. We expect that during fiscal year 2013 APSA will continue to consolidate as the leading shopping center company in Argentina, adding new properties and footage to its current portfolio, new top brands and different strategies to expand its footprint in our country, offering the best commercial proposals to our visitors.

In this sense, we will continue to work in the development of our “Arcos” project located in the neighborhood of Palermo, in the City of Buenos Aires. This project will follow an urban model, offering a variety of premium brands in an open-air environment. This new shopping center, which started to be developed in December 2011, is expected to be opened in Spring 2013, adding approximately 13,000 sqm of gross leaseable area and 70 stores to APSA’s portfolio, and featuring the company’s fourteenth shopping center. We hope that this new proposal, which also introduces a cultural space in the retail concept, will achieve the success of our latest developments.

On the other hand, we continue working on the development of a new shopping center in the City of Neuquén. We hope to have suitable business, financial and governmental conditions for speeding up progress in this development during this fiscal year.

In addition, we will continue making efforts to improve our shopping centers’ service offerings, including partnerships with financial institutions for promoting credit card sales, which have proved to be very effective in terms of sales, in order to maintain the success of our occupancy rates and traffic in our Shopping Centers.

Regarding the Offices business, we will continue working towards consolidating the best premium portfolio in the City of Buenos Aires. Thus, we expect to continue our sales of non-strategic portfolio assets for attractive prices as we have actively done during the past months. In addition, we will strive to achieve maximum occupancy in our buildings and the best possible lease agreements, trying to attract new firms wishing to relocate in the spaces we offer.

Our hotel business showed improved indicators during the first quarter of 2013 as our Llao Llao hotel, affected in 2012 by the eruption of the Chilean volcano, recovered its income and occupancy levels. We expect that in 2013 the Llao Llao hotel will become again a premier tourist destination and will maintain its usual income and occupancy levels.

Regarding the Sales and Developments segment, we expect to continue selling non-strategic assets and small land reserves and to make progress in the sale of units received following barter agreements in the residential projects Caballito Nuevo, Torres Rosario and El Encuentro.

As concerns our investments outside Argentina, operating indicators in our New York buildings have improved in 2012 thanks to our management’s experience in managing real estate assets. We will continue to work towards increasing occupancy and income levels in our Lipstick and Madison buildings. Moreover, we retained our share in the hotel REITs Hersha Hospitality Trust and Supertel Hospitality Inc., listed in the New York Stock Exchange (NYSE) and NASDAQ, respectively. We expect to obtain a satisfactory return from these investments at the shares’ present values.

Given the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level, its experience in taking advantage of market opportunities and its credentials in the capital markets, we are confident that that we are on the right way to continue increasing our property holdings and consolidating the best real estate portfolio of Argentina.